Citizens Bancorp of Virginia, Inc.

2007
Annual Report

AMELIA
BLACKSTONE
BURKEVILLE
CHESTERFIELD
COLONIAL HEIGHTS
CREWE
FARMVILLE
SOUTH HILL

Citizens Bank & Trust
COMPANY

"Serving our communities since 1873"

CITIZENS BANCORP OF VIRGINIA, INC.

126 South Main Street
Blackstone, Virginia 23824

Dear Shareholder:

You are cordially invited to attend the 2008 Annual Meeting of Shareholders of Citizens Bancorp of Virginia, Inc. (the "Company") to be held on May 22, 2008 at 11:00 a.m. at the Company's main office, 126 South Main Street, Blackstone, Virginia.

At the Annual Meeting, you will be asked to elect 10 directors for terms of one year each. You also will be asked to ratify the Board of Directors' selection of Yount, Hyde & Barbour, P.C. as the Company's independent public accountants for 2008. Enclosed with this letter are a formal notice of the Annual Meeting, a Proxy Statement and a form of proxy.

Whether or not you plan to attend the Annual Meeting, it is important that your shares be represented and voted. Please complete, sign, date and return the enclosed proxy promptly using the enclosed postage-paid envelope. The enclosed proxy, when returned properly executed, will be voted in the manner directed in the proxy.

We hope you will participate in the Annual Meeting, either in person or by proxy.

Sincerely,

Joseph D. Borgerding
President and
Chief Executive Officer

Blackstone, Virginia
April 18, 2008

CITIZENS BANCORP OF VIRGINIA, INC.

126 South Main Street
Blackstone, Virginia 23824

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of Shareholders (the "Annual Meeting") of Citizens Bancorp of Virginia, Inc. (the "Company") will be held on May 22, 2008 at 11:00 a.m. at the Company's main office, 126 South Main Street, Blackstone, Virginia, for the following purposes:

1. To elect 10 directors to serve for terms of one year each expiring at the 2009 annual meeting of shareholders;

2. To ratify the Board of Directors' selection of Yount, Hyde & Barbour, P.C. as independent public accountants to audit the books and accounts of the Company for fiscal year 2008; and

3. To act upon such other matters as may properly come before the Annual Meeting.

Only holders of shares of Common Stock of record at the close of business on April 4, 2008, the record date fixed by the Board of Directors of the Company, are entitled to notice of, and to vote at, the Annual Meeting.

By Order of the Board of Directors

Joseph D. Borgerding
President and
Chief Executive Officer

April 18, 2008

CITIZENS BANCORP OF VIRGINIA, INC.

126 South Main Street
Blackstone, Virginia 23824

PROXY STATEMENT

This Proxy Statement is furnished to holders of the common stock, par value $0.50 per share ("Common Stock"), of Citizens Bancorp of Virginia, Inc. (the "Company"), in connection with the solicitation of proxies by the Board of Directors of the Company to be used at the 2008 Annual Meeting of Shareholders (the "Annual Meeting") to be held on May 22, 2008 at 11:00 a.m. at the Company's main office, 126 South Main Street, Blackstone, Virginia, and any duly reconvened meeting after adjournment thereof.

Any shareholder who executes a proxy has the power to revoke it at any time by written notice to the Secretary of the Company, by executing a proxy dated as of a later date, or by voting in person at the Annual Meeting. It is expected that this Proxy Statement and the enclosed proxy card will be mailed on or about April 18, 2008 to all shareholders entitled to vote at the Annual Meeting.

The cost of soliciting proxies for the Annual Meeting will be borne by the Company. The Company does not intend to solicit proxies otherwise than by use of the mails, but certain directors, officers and regular employees of the Company or its subsidiaries, without additional compensation, may use their personal efforts, by telephone or otherwise, to obtain proxies. The Company may also reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in forwarding proxy materials to the beneficial owners of shares of Common Stock.

On April 4, 2008, the record date for determining those shareholders entitled to notice of and to vote at the Annual Meeting, there were 2,425,835 shares of Common Stock issued and outstanding. Each outstanding share of Common Stock is entitled to one vote on all matters to be acted upon at the Annual Meeting. A majority of the shares of Common Stock entitled to vote, represented in person or by proxy, constitutes a quorum for the transaction of business at the Annual Meeting.

A shareholder may abstain or (only with respect to the election of directors) withhold his or her vote (collectively, "Abstentions") with respect to each item submitted for shareholder approval. Abstentions will be counted for purposes of determining the existence of a quorum. Abstentions will not be counted as voting in favor of or against the relevant item.

A broker who holds shares in "street name" has the authority to vote on certain items when it has not received instructions from the beneficial owner. Except for certain items for which brokers are prohibited from exercising their discretion, a broker is entitled to vote on matters presented to shareholders without instructions from the beneficial owner. "Broker shares" that are voted on at least one matter will be counted for purposes of determining the existence of a quorum for the transaction of business at the Annual Meeting. Where brokers do not have or do not exercise such discretion, the inability or failure to vote is referred to as a "broker nonvote." Under the circumstances where the broker is not permitted to, or does not, exercise its discretion, assuming proper disclosure to the Company of such inability to vote, broker nonvotes will not be counted as voting in favor of or against the particular matter.

The Board of Directors is not aware of any matters other than those described in this Proxy Statement that may be presented for action at the Annual Meeting. However, if other matters do properly come before the Annual Meeting, the persons named in the enclosed proxy card possess discretionary authority to vote in accordance with their best judgment with respect to such other matters.

PROPOSAL ONE

ELECTION OF DIRECTORS

Ten directors will be elected at the Annual Meeting. The individuals listed below are nominated by the Board of Directors for election at the Annual Meeting.

The election of each nominee for director requires the affirmative vote of the holders of a plurality of the shares of Common Stock cast in the election of directors. If the proxy is executed in such manner as not to withhold authority for the election of any or all of the nominees for directors, then the persons named in the proxy will vote the shares represented by the proxy for the election of the 10 nominees named below. If the proxy indicates that the shareholder wishes to withhold a vote from one or more nominees for director, such instructions will be followed by the persons named in the proxy.

Each nominee has consented to being named in this Proxy Statement and has agreed to serve if elected. The Board of Directors has no reason to believe that any of the nominees will be unable or unwilling to serve. If, at the time of the Annual Meeting, any nominee is unable or unwilling to serve as a director, votes will be cast, pursuant to the enclosed proxy, for such substitute nominee as may be nominated by the Board of Directors. No family relationships exist among any of the directors or between any of the directors and executive officers of the Company.

The following biographical information discloses each nominee's age and business experience in the past five years and the year that each individual was first elected to the Board of Directors of the Company or previously to the Board of Directors of Citizens Bank and Trust Company (the "Bank"), the predecessor to and now wholly-owned subsidiary of the Company. Unless otherwise specified, each nominee has held his or her current position for at least five years.

Nominees for Election for Terms Expiring in 2008

Irving J. Arnold, 76, has been a director since 1977.

Mr. Arnold serves as Commissioner of the Revenue for Nottoway County, Virginia and is a farmer and owner of West Creek Farms. Mr. Arnold is active in local community organizations including the Crewe-Burkeville Chamber of Commerce, Burkeville Ruritan Club, and Southside Virginia Shriners' Club.

Frank P. Beale, 55, has been a director since 2007.

Mr. Beale is President of Invincia Corporation, an insurance agency, employee benefits, and safety consulting firm located in Chesterfield, Virginia. He was previously Senior Vice President and Partner with Manry-Rawls Corporation, an insurance agency, from 1977 to 2005. He is a current board member of the Chesterfield Chamber of Commerce and is a current board member and past President of the Prince George Educational Foundation.

Joseph D. Borgerding, 50, has been a director since 2005.

Mr. Borgerding was elected as President and Chief Executive Officer of the Company and the Bank on September 27, 2005. Prior to his promotion, Mr. Borgerding was Vice President and Acting Chief Executive Officer of the Bank. From March 2003 until October 2004, he served as Vice President/Senior Loan Officer of the Bank. Prior to joining the Bank in 2003, Mr. Borgerding was employed by BB&T of Virginia and its predecessors, Central Fidelity National Bank, Wachovia Bank, National Association and F&M Bank in Nottoway and Lunenburg Counties from 1986 until 2003, and served as City Executive for the area encompassing Blackstone and Kenbridge, Virginia. He is a member of the Blackstone Revitalization

Management Team and is Director/Treasurer of Downtown Blackstone, Inc. which was organized to participate in the Virginia Main Street Program. He is a former Director of the Blackstone Recreation Association, former Director of the Blackstone Chamber of Commerce, and former President of the Lunenburg Rotary Club.

William D. Coleburn, 39, has been a director since 2004.
Mr. Coleburn is Editor of the Courier-Record in Blackstone, Virginia and is a past President of the Blackstone Chamber of Commerce. Mr. Coleburn serves as Mayor of the Town of Blackstone and is an active youth coach and commissioner of the Blackstone Recreation Association.

Roy C. Jenkins, Jr., 64, is Chairman of the Company and has been a director since 1982.
Mr. Jenkins is President of Roy C. Jenkins, Inc., an oil distributor, headquartered in Burkeville, Virginia.

Joseph F. Morrissette, 66, has been a director since 2002.
Mr. Morrissette is the Mayor of the Town of Burkeville, Virginia and a retired Vice President of the Federal Reserve Bank of Richmond, Virginia. Mr. Morrissette currently serves on the Southside Virginia Community College Board and is a member of the Burkeville Ruritan Club.

E. Walter Newman, Jr., 44, has been a director since 2004.
Mr. Newman is Vice President and General Manager of Newman Tire Company in Farmville, Virginia and is a Magistrate for Virginia's 10th Judicial District.

Jo Anne Scott Webb, 55, has been a director since 1990.
Mrs. Webb is President of Scott Pallets Inc., a wood pallet company, and Scott Transport, Inc., a transportation company, headquartered in Amelia, Virginia.

Samuel H. West, 64, is Vice-Chairman of the Company and has been a director since 1994.
Mr. West is a certified public accountant and retired in 1998 from West, Crawley & Winn, the accounting firm he founded in Chester in 1974. Mr. West serves as the "financial expert" of the Company's Audit Committee. He was a founding member and former treasurer of the Chester Business Association and currently serves on the Board and as treasurer of the Eppington Foundation. Mr. West formerly served on the Board of Directors of Pioneer Federal Savings & Loan Association.

Jerome A. Wilson, III, 51, has been a director since 1988.
Mr. Wilson is currently a private investor. He served as Executive Vice President of the Bank from 1994 to 2003. Mr. Wilson serves as a member of Nottoway County Industrial Development Authority and formerly served on the Board of Directors of the Community Bankers Bank.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE NOMINEES SET FORTH ABOVE.

Executive Officers Who Are Not Directors

Ronald E. Baron, 51, currently serves as Senior Vice President and Chief Financial Officer of the Company and the Bank. From 1997 until joining the bank in May 2005, he served as Senior Vice President and Treasurer at the Benjamin Franklin Bancorp, Inc., in Franklin, Massachusetts. Prior to 1997, he served in financial management positions at Bay Loan and Investment Bank and Bank of New England-Old Colony, N.A., and as a Credit Officer for the Federal Deposit Insurance Corporation.

Eric Roberts, 37, currently serves as Senior Vice President/Credit Administration of the Bank. From September 2005 to May 2006, he served as Senior Vice President/Credit and Branch Administration, and, from February 2003 to September 2005, he served as Vice President/Credit Administration. From July 2000 to January 2003, he served as Commercial Banker of First Citizens Bank, South Hill, Virginia. From September 1996 to July 2000, he served as Business Banker of Wachovia Bank, South Boston, Virginia and Branch Manager of Wachovia Bank, Durham, North Carolina.

Lynn K. Shekleton, 52, currently serves as Secretary of the Company and as Senior Vice President/Human Resources and Branch Administration of the Bank. From September 2005 to May 2006, she served as Senior Vice President/Human Resources. From November 2002 to September 2005, she served as Vice President/Human Resources. From May 2001 to October 2002, she served as Vice President and, from May 1994 to April 2001, she served as Assistant Vice President.

SECURITY OWNERSHIP

Security Ownership of Management

The following table sets forth, as of December 31, 2007, certain information with respect to beneficial ownership of shares of Common Stock by each of the current members of the Board of Directors, by each nominee for election to the Board of Directors, by each of the executive officers named in the "Summary Compensation Table" below (the "named executive officers") and by all directors and executive officers as a group. Beneficial ownership includes shares, if any, held in the name of the spouse, minor children or other relatives of a director living in such person's home, as well as shares, if any, held in the name of another person under an arrangement whereby the director or executive officer can vest title in himself at once or at some future time.

Name	Number of Shares	Percent of Class (%)
Irving J. Arnold [(1)]	5,333	*
Frank P. Beale	500	*
Joseph D. Borgerding	800	*
William D. Coleburn	558	*
Roy C. Jenkins, Jr.	41,700	1.71%
Joseph F. Morrissette [(2)]	8,500	*
E. Walter Newman, Jr.	500	*
Jo Anne Scott Webb [(3)]	104,075	4.28%
Samuel H. West [(4)]	63,525	2.61%
Jerome A. Wilson, III [(5)]	108,800	4.47%
Ronald E. Baron	250	*
J. Eric Roberts	1,250	*
Lynn K. Shekleton	400	*
Directors and executive officers as a group (13 persons)	336,291	13.81%

* Percentage of ownership is less than one percent of the outstanding shares of Common Stock.

(1) Amount disclosed includes 3,890 shares of Common Stock held individually and 1,443 shares of Common Stock held by his spouse.

(2) Amount disclosed includes 2,500 shares of Common Stock held individually and 6,000 shares of Common Stock held by Mr. Morrissette's mother for whom Mr. Morrissette holds a power-of-attorney to vote such shares of Common Stock.

(3) Amount disclosed includes 5,200 shares of Common Stock held individually, 2,500 shares of Common Stock held jointly with her spouse, 25,805 shares of Common Stock held by Mrs. Webb's mother for whom Mrs. Webb holds a power-of-attorney to vote such shares of Common Stock, and 70,570 shares of Common Stock held by Mrs. Webb's father for whom Mrs. Webb holds a power-of-attorney to vote such shares of Common Stock.

(4) Amount disclosed includes 6,525 shares of Common Stock held individually and 57,000 shares of Common Stock held by his spouse.

(5) Amount disclosed includes 71,400 shares of Common Stock held individually, 1,000 shares of Common Stock held as custodian for relatives, 2,400 shares of Common Stock for which Mr. Wilson holds a power-of-attorney to vote such shares for a non-family member, and 34,000 shares of Common Stock held by Mr. Wilson's mother for whom Mr. Wilson holds a power-of-attorney to vote such shares of Common Stock.

Security Ownership of Certain Beneficial Owners

As of December 31, 2007, there are no persons known to the Company that beneficially own five percent or more of the outstanding shares of Common Stock.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's directors and executive officers, and any persons who own more than 10% of the outstanding shares of Common Stock, to file with the Securities and Exchange Commission ("SEC") reports of ownership and changes in ownership of Common Stock. Directors and executive officers are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports that they file. Based solely on review of the copies of such reports furnished to the Company, or written representation that no other reports were required, the Company believes that during fiscal year 2007, all filing requirements applicable to its officers and directors were complied with except for the inadvertent late filings of Form 4 by Roy C. Jenkins, Jr. with respect to purchases of shares of Common Stock in May 2007, and Joseph F. Morrissette with respect to the purchase of shares of Common Stock in June 2007.

CORPORATE GOVERNANCE AND THE BOARD OF DIRECTORS

General

The business and affairs of the Company are managed under the direction of the Board of Directors in accordance with the Virginia Stock Corporation Act and the Company's Articles of Incorporation and Bylaws. Members of the Board are kept informed of the Company's business through discussions with the President and Chief Executive Officer and other officers, by reviewing materials provided to them and by participating in meetings of the Board of Directors and its committees.

Independence of the Directors

The Board of Directors has determined that the following nine individuals of its 10 current members are independent as defined by the listing standards of the NASDAQ Stock Market ("NASDAQ"): Mrs. Webb and Messrs. Arnold, Beale, Coleburn, Jenkins, Morrissette, Newman, West, and Wilson. In reaching this conclusion, the Board of Directors considered that the Company and its subsidiary bank conduct business with companies of which certain members of the Board of Directors or members of their immediate families are or were directors or officers.

The Board considered the following relationships with directors to determine whether such director was independent under NASDAQ's listing standards:

- Roy C. Jenkins, Jr. is President of Roy C. Jenkins, Inc., an oil distribution company from which the Bank purchases fuel oil.
- William D. Coleburn is Editor and partial owner of the Courier Record, from which the Bank purchases printed forms and advertising space in the newspaper.
- Samuel H. West is a retired partner of West, Crawley & Winn, PC, a public accounting firm from which the Bank contracts for fixed assets accounting services.
- Frank P. Beale is President of Invincia Corporation, an insurance agency which serves as insurance broker for the Company.

The Bank has determined that the amount of business conducted with directors is not sufficient to impair any of their independence.

Code of Ethics

The Company has a Code of Ethics for directors, officers and all employees of the Company and its subsidiary, and a Code of Ethics applicable to the Company's Chief Executive Officer, Chief Financial Officer and other principal financial officers. The Code addresses such topics as protection and proper use of Company assets, compliance with applicable laws and regulations, accuracy and preservation of records, accounting and financial reporting and conflicts of interest. A copy of the Code will be provided, without charge, to any shareholder upon written request to the President of the Company, whose address is Citizens Bancorp of Virginia, Inc., 126 South Main Street, Blackstone, Virginia 23824.

Board and Committee Meeting Attendance

There were 13 meetings of the Board of Directors in 2007. Each incumbent director attended greater than 75% of the aggregate number of meetings of the Board of Directors and meetings of committees of which the director was a member in 2007.

Committees of the Board

Audit Committee

The members of the Audit Committee are Mrs. Webb and Messrs. Arnold, Beale, Coleburn and West. The Board in its business judgment has determined that all members are independent as defined by NASDAQ's listing standards. The Board of Directors also has determined that all of the members of the Audit Committee have sufficient knowledge in financial and auditing matters to serve on the Audit Committee and that Mr. West qualifies as an audit committee financial expert as defined by SEC regulations.

The Audit Committee assists the Board of Directors in fulfilling its oversight responsibility to the shareholders relating to the integrity of the Company's financial statements, the Company's compliance with legal and regulatory requirements and the qualifications, independence and the performance of the internal audit function. The Board of Directors has adopted a written charter for the Audit Committee. A copy of the charter was attached as an exhibit to the proxy statement for the Company's 2007 annual meeting of shareholders and will also be provided, without charge, to any shareholder upon written request to Tamra M. Reekes, Assistant Vice President/Corporate Governance, whose address is Citizens Bancorp of Virginia, Inc., 126 South Main Street, Blackstone, Virginia 23824.

The Audit Committee met five times in 2007. For additional information regarding the Audit Committee, see "Audit Information – Audit Committee Report" on page 20 of this Proxy Statement.

Compensation Committee

The members of the Compensation Committee are Mrs. Webb and Messrs. Jenkins, Morrissette, Newman and West. The Board of Directors in its business judgment has determined that all members are independent as defined by NASDAQ's listing standards. The Compensation Committee reviews and recommends to the Board levels and methods of officer and employee compensation in accordance with the Company's Compensation Committee Charter. A copy of the charter was attached as an exhibit to the proxy statement for the Company's 2007 annual meeting of shareholders and will also be provided, without charge, to any shareholder upon written request to Tamra M. Reekes, Assistant Vice President/Corporate Governance, whose address is Citizens Bancorp of Virginia, Inc., 126 South Main Street, Blackstone, Virginia 23824.

The Compensation Committee met two times in 2007. For additional information regarding the Compensation Committee, see "Compensation Committee Report" on page 10 of this Proxy Statement.

Corporate Governance and Nominating Committee

The members of the Corporate Governance and Nominating Committee are Messrs. Coleburn, Jenkins and Newman. The Corporate Governance and Nominating Committee met two times in 2007. The Board in its business judgment has determined that all members are independent as defined by NASDAQ's listing standards. The Corporate Governance and Nominating Committee nominates the individuals proposed for election as directors in accordance with the Company's Articles of Incorporation and Bylaws and the Corporate Governance and Nominating Committee Charter. A copy of the charter will be provided, without charge, to any shareholder upon written request to Tamra M. Reekes, Assistant Vice President/Corporate Governance, whose address is Citizens Bancorp of Virginia, Inc., 126 South Main Street, Blackstone, Virginia 23824.

In identifying potential nominees, the Committee takes into consideration such factors as it deems appropriate, including the current composition of the Board, the range of talents, experiences and skills that would best compliment those that are already represented on the Board. The Committee also takes into consideration the need for specialized expertise and will consider candidates for Board membership suggested by its members, management, and shareholders.

The Corporate Governance and Nominating Committee considers, at a minimum, the following factors in recommending to the Board of Directors potential new directors, or the continued service of existing directors:

- The ability of the prospective nominee to represent the interests of the shareholders of the Company;
- The prospective nominee's standards of integrity, commitment and independence of thought and judgment;
- The prospective nominee's ability to dedicate sufficient time, energy and attention to the diligent performance of his or her duties, including the prospective nominee's service on other public company boards;
- The extent to which the prospective nominee contributes to the range of talent, skill and expertise appropriate for the Board of Directors; and
- The prospective nominee's involvement within the communities the Company serves.

Shareholders entitled to vote for the election of directors may submit candidates for formal consideration by the Company in connection with an annual meeting of shareholders if the Company receives timely written notice, in proper form, for each such recommended director nominee. If the notice is not timely and in proper form, the nominee will not be considered by the Company. To be timely for the 2009 annual meeting, the notice must be received within the time frame set forth in "Proposals for 2009 Annual Meeting of Shareholders" on page 22 of this Proxy Statement. To be in proper form, the notice must include each nominee's written consent to be named as a nominee and to serve, if elected, and information about the shareholder making the nomination and the person nominated for election. These requirements are more fully described in Article III, Section 15 of the Company's Bylaws, a copy of which will be provided, without charge, to any shareholder upon written request to Tamra M. Reekes, Assistant Vice President/Corporate Governance, whose address is Citizens Bancorp of Virginia, Inc., 126 South Main Street, Blackstone, Virginia 23824.

Under the process used for selecting new candidates for the Board of Directors, the President and Chief Executive Officer, the Corporate Governance and Nominating Committee, or other Board members identify the need to add a new Board member with specific qualifications or to fill a vacancy on the Board. The Chairman of the Corporate Governance and Nominating Committee will initiate a search, working with staff support and seeking input from Board members and senior management, hiring a search firm, if necessary, and considering any candidates recommended by shareholders. An initial slate of candidates that will satisfy criteria and otherwise qualify for membership on the Board may be presented to the Corporate Governance and Nominating Committee. The President and Chief Executive Officer and at least one member of the Corporate Governance and Nominating Committee interview prospective candidates. The Corporate Governance and Nominating Committee meets to conduct further interviews of prospective candidates, if necessary or appropriate, and to consider and recommend final candidates for approval by the full Board of Directors.

Annual Meeting Attendance

The Company encourages members of the Board of Directors to attend the annual meeting of shareholders. All of the directors attended the 2007 annual meeting.

Communications with Directors

Any director may be contacted by writing to him or her c/o Citizens Bancorp of Virginia, Inc., 126 South Main Street, Blackstone, Virginia 23824. Communications to the non-management directors as a group may be sent to the same address, c/o Tamra M. Reekes, Assistant Vice President/Corporate Governance. The Company promptly forwards all such correspondence to the indicated directors.

EXECUTIVE COMPENSATION

Compensation Committee Report

The Compensation Committee (the "Committee") of the Board of Directors, which is composed of non-employee directors of the Company, is responsible for the development, oversight, and implementation of the Company's compensation program for executive officers, including the executive officers named in the Summary Compensation Table. In carrying out its responsibilities, the Committee annually reviews and establishes the compensation of the Company's executive officers. The Committee makes recommendations to the Board of Directors regarding all compensation related matters, including the annual salary levels and any bonuses to be paid to the Company's executive officers.

The primary objective of the Company's executive compensation program is to attract and retain highly skilled and motivated executive officers who will manage the Company in a manner to promote its growth and profitability and advance the interest of its shareholders. As such, the compensation program is designed to provide levels of compensation that are reflective of both the individual's and the Company's performance in achieving its goals and objectives. The Committee seeks to provide a mix of annual and long-term compensation that will align the short- and long-term interests of the Company's executive officers with that of its shareholders. In 2007, the Committee established executive base salaries and approved annual cash bonuses for executive officers.

A discussion of the principles, objectives, components and determinations of the Committee with respect to executive compensation is included in the Compensation Discussion and Analysis that follows this Committee report. The specific decisions of the Committee regarding the compensation of named executive officers are reflected in the compensation tables and narrative that follow the Compensation Discussion and Analysis.

The Compensation Committee has reviewed the Compensation Discussion and Analysis included in this proxy statement and discussed it with the Company's management. Based on this review and discussion, the Compensation Committee recommended that the Compensation Discussion and Analysis be included in this Proxy Statement and in the Annual Report on Form 10-K for the year ended December 31, 2007.

Compensation Committee

Joseph F. Morrissette, Chairman
William D. Coleburn
Roy C. Jenkins, Jr.
Walter E. Newman, Jr.
Jo Anne Scott Webb
Samuel H. West

Date: March 20, 2008

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee is a current or former officer of the Company or any of our subsidiaries. In addition, there are no Compensation Committee interlocks with other entities with respect to any such member.

Compensation Discussion and Analysis

General

The Compensation Committee of the Board of Directors reviews and recommends the salary and other compensation of the executive officers, including the named executive officers, and provides oversight of the compensation program. The President and Chief Executive Officer, the Chief Financial Officer, and the two most highly compensated executive officers during 2007 are collectively referred to as named executive officers. The Compensation Committee consists entirely of non-employee, independent members of the Board of Directors and operates under a written charter approved by the Board of Directors.

Objectives of Our Compensation Program

The primary objective of the executive compensation program is to attract and retain highly skilled and motivated executive officers who will manage the Company in a manner to promote growth and profitability and advance the interest of shareholders. Additional objectives of the executive compensation program are the following:

- Align executive pay with shareholders' interests
- Recognize individual initiative and achievements
- Unite the entire executive management team to a common objective of achieving corporate goals

Executive Compensation Principles

The Compensation Committee seeks to design a compensation structure that attracts and retains qualified and experienced executive officers and, at the same time, is reasonable and competitive. Executive officers' total compensation is tied to annual and long-term performance as well as to the creation of shareholder value. In particular, the Company believes that short-term annual bonuses should be tied directly to both corporate performance and individual performance for the fiscal year.

The Company differentiates compensation to executive officers based on the principle that total compensation should increase with an executive officer's position and responsibility, while at the same time a greater percentage of total compensation should be tied to corporate and individual performance as position and responsibility increases.

How Executive Pay Levels are Determined

The Compensation Committee reviews the executive compensation program and its elements at least annually. All decisions by the Compensation Committee relating to the compensation of executive officers are reported to the full Board of Directors.

The Chief Executive Officer and the Senior Vice President of Human Resources are responsible for gathering and presenting relevant compensation market data, which is described below, that will assist the Compensation Committee in evaluating and establishing executive compensation. Additionally, the Chief Executive Officer provides recommendations to the Compensation Committee on matters of compensation philosophy, plan design, and general guidelines on executive compensation, as well as individual executive performance assessments and recommendations for salary increases and bonuses, for the Compensation Committee to consider.

In determining the compensation of the executive officers, the Committee evaluates total overall compensation, as well as the mix of salary and cash bonuses, using a number of factors, including the following:

- The financial and operating performance of the Company as measured by the attainment of specific strategic objectives and operating results;
- The duties, responsibilities, and performance of each executive officer, including the achievement of identified goals for the year as they pertain to the areas of operations for which the executive is personally responsible and accountable;
- Historical compensation levels; and
- Comparative industry market data to assess compensation competitiveness.

With respect to comparative industry market data, the Compensation Committee reviews executive salaries and evaluates the compensation structure of the Company's peer group as presented by the Virginia Bankers Association ("VBA") in its annual "*Salary, Benefits, and Directors' Compensation Survey.*" The peer group used for comparison purposes focuses principally on banks that are similar to the Company in asset size, structure and geographical location. In establishing compensation, the Compensation Committee balances the need to offer salaries that are competitive with peer companies with the need to maintain careful control over salary and benefits expense.

In its 2007 analysis of executive compensation, the Compensation Committee reviewed VBA statewide, regional, and asset size survey data as well as a compilation of averages of this data.

Components of Executive Compensation

The elements of the compensation program in 2007 included base annual salary and short-term incentive compensation in the form of bonuses. The Company provides certain retirement benefits through a defined pension plan and a 401(k) savings plan. The Company also provides health and welfare benefits that include participation in health, dental, and vision plans and various insurance plans, including disability and life insurance that are available to all employees.

Each of the principal components of executive compensation is designed to reward and provide incentives to executive officers consistent with the Company's overall philosophy on executive compensation. These components and the rationale and methodology for each are described below. Specific information on the amounts and types of compensation earned by the named executive officers during 2007 can be found in the tables and narrative disclosures following this discussion.

The Company has not entered into employment agreements with any of its named executive officers.

Base Salary

Our base salary philosophy is to provide competitive salaries to our named executive officers in amounts that will attract and retain individuals with a broad, proven track record of performance.

The Compensation Committee recommends annual base salaries for each executive officer position, including the Chief Executive Officer. Salary opportunities for executive positions typically fall between the 25th and 75th percentiles in the executive salary ranges published by the VBA. Salary levels are typically considered annually as part of the Company's performance review process and upon a promotion or other change in job responsibility.

As President and Chief Executive Officer, Joseph D. Borgerding is eligible for base salary increases and bonuses based on the Compensation Committee's analysis of the VBA survey data and its assessment of his performance, experience, and tenure. In making this determination for 2007, the Compensation Committee evaluated the performance of the Chief Executive Officer based on corporate financial performance, achievements in implementing the Company's long-term strategy, and the personal observations of the Chief Executive Officer's performance by the members of the Compensation Committee. No particular weight was given to any particular aspects of the performance of the Chief Executive Officer.

The Board of Directors approved increases in the annual salaries of all named executive officers based on the Compensation Committee's recommendations.

Annual Bonus Incentives

In addition to base salary, the Company has maintained a practice of paying discretionary cash bonuses tied to performance objectives. Executive officers have the opportunity to earn an annual bonus based on individual performance and the achievement of company performance goals. In addition to promoting the achievement of corporate performance goals, the bonus awards are designed to align the interests of senior management into a common objective.

The Chief Executive Officer establishes individual and corporate performance objectives for each executive officer and evaluates his or her performance against the individual objectives. The Compensation Committee will award discretionary bonuses based on the executive officers meeting performance goals and on the overall performance of the Bank. Awards may be increased when performance exceeds these goals, and awards may be decreased when performance falls below these goals.

The Compensation Committee considers, but is not bound by, the recommendations of the Chief Executive Officer with respect to the payment or amounts of bonuses to executive officers. The Compensation Committee may also consider the award of individual bonus amounts to executive officers at other times during the year.

In December 2007, the Compensation Committee considered the potential amounts of bonuses that would be paid in relation to the base salaries and overall compensation of executive officers and the structure and amount of bonuses paid by peer group companies. The Board of Directors approved the Compensation Committee's recommendations for cash bonuses to executive officers based on individual performance, the achievement of certain financial and operating goals relating to the 2007 fiscal year, and an analysis of VBA survey data.

In 2007, the Compensation Committee did not award any executive bonuses outside of the year-end bonuses that were based on the Bank's achievement of financial and operating goals.

Long-Term Compensation Plans

The Compensation Committee and management continue to review the potential implementation of long-term or deferred compensation programs including Supplemental Executive Retirement Plans, stock options, stock awards and non-qualified executive retirement plans. During 2007, none of these programs were implemented.

Stock-Based Awards

No stock options or other stock-based awards were granted to any of the Company's employees during the fiscal year ended December 31, 2007. In addition, no such options or awards were exercised during the fiscal year ended December 31, 2007 or held at December 31, 2007 by any such employees.

Management Continuity Agreements

In connection with its annual review of executive compensation, the Compensation Committee evaluates potential payments to executive officers under Management Continuity Agreements that are in place for each executive officer. The purpose of the agreements is to encourage the executive to continue employment after a change in control by providing reasonable employment security to the executive and to recognize the prior service of the executive in the event of a termination of employment under certain circumstances after a change in control. The agreements also ensure that the interests of the executive officers will be materially consistent with the interests of shareholders when considering corporate transactions.

The Company entered into Management Continuity Agreements (the "Agreements") with Joseph D. Borgerding, J. Eric Roberts, and Lynn K. Shekleton on March 28, 2003, and with Ronald E. Baron on May 2, 2005. The Agreement with each of the named executive officers renews each December 31st for a rolling two-year term unless the Company gives written notice of non-renewal to the executive officer no later than September 30th before the renewal date.

In the event of a Change in Control of the Company (as defined in the Agreements), the Company will continue to employ the named executive officers, under the terms of the Agreements, until the third anniversary of the date of such Change in Control. The Agreements provide for the continuity of base salary and an annual bonus and entitles each named executive officer to participate in the incentive, savings, and retirement plans and in the welfare benefit plans of the Company. The Agreements also provide for certain other benefits and payments in the event of the termination of employment following a Change in Control. If employment terminates without "Cause", for "Good Reason", or during the "Window Period" (as these terms are defined in the Agreements), the executive will be entitled to receive a lump sum payment of one times base salary and the continuation of employee welfare benefits for 24 months following the date of termination. A summary of these benefits and payments is presented in the "Payment upon Termination of Employment" section on page 17 of this Proxy Statement.

Retirement Benefits

The Company provides additional compensation to executive officers through a defined pension plan and a 401(k) plan which are also available to all full-time employees. The Compensation Committee oversees these plans and the Compensation Committee considers these plans when reviewing an executive's total annual compensation and when determining the compensation components described previously. These plans are described below.

Pension Plan

The Bank maintains a noncontributory defined benefit pension plan for employees who are age 20 ½ and have completed six months of eligibility service. Benefits payable under the plan are based on years of credited service, average compensation over the highest consecutive five years, and the plan's benefit formula (1.00% of average compensation times years of credited service after February 28, 2003, up to a maximum of 35 years, plus the frozen accrued benefit determined under the prior formula as of February 28, 2003). For 2007, the maximum allowable annual benefit payable by the plan at age 65 (the plan's normal retirement age) was $180,000 and the maximum compensation covered by the plan was $225,000. Reduced early retirement benefits are payable on or after age 55 upon completion of 10 years of credited service. Amounts payable under the plan are not subject to reduction for Social Security benefits.

401(k) Savings Plan

The Bank maintains a 401(k) plan through Pentegra Retirement Services. All full time employees, including the named executive officers, who are 18 years of age and have completed three consecutive months of employment, are eligible to participate in the 401(k) plan. Participants may invest up to the maximum allowable limits established by the IRS. The Bank provides an employer match of 50% on participant's contributions up to 6% of salary. Vesting in employer matching contributions occurs according to a three-year graded vesting schedule. Participants may defer taxes on the percentages of salary they invest and on the earnings generated by their investment. The Bank may, at its option, make supplemental contributions to the plan on a uniform and nondiscriminatory basis. There were no supplemental contributions made to the 401(k) plan in 2007.

Annual Compensation of Executive Officers

In the table and discussion below, we summarize the compensation earned during 2007 by the Chief Executive Officer, the Chief Financial Officer, and each of the two other most highly compensated executive officers who earned more than $100,000 in total compensation for services rendered in all capacities during 2007, collectively referred to as the "named executive officers."

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings (1)	All Other Compensation (2)	Total Compensation
Joseph D. Borgerding President & Chief Executive Officer	2007	$155,000	$30,000	N/A	N/A	N/A	$11,749	$11,732	$208,481
Ronald E. Baron, Senior Vice President and Chief Financial Officer	2007	$107,000	$16,000	N/A	N/A	N/A	$6,908	$11,124	$141,032
J. Eric Roberts, Senior Vice President/Credit Administration	2007	$94,685	$13,750	N/A	N/A	N/A	$2,332	$ 10,539	$121,306
Lynn K. Shekleton, Senior Vice President/ Human Resources & Branch Administration	2007	$91,560	$13,750	N/A	N/A	N/A	$679	$10,754	$116,743

(1) Represents the change in value of accumulated pension benefits.
(2) Reflects payment of benefits, which may include taxable life insurance, flexible benefit credits paid on behalf of the named executive officers, employer 401(k) contributions, and imputed benefit of Bank Owned Life Insurance.

Employment Agreements

The Company has not entered into employment agreements with any of the named executive officers. All compensation that we pay to our named executive officers is determined as described above in our "Compensation Discussion and Analysis" section. "All Other Compensation" was less than 10% of "Total Compensation" for each named executive officer.

In addition, the Company has not made any stock options grants or other stock-based awards to any of its employees.

Defined Benefit Plan

The following table sets forth information as of September 30, 2007, with respect to the pension plan in which the named executive officers participate.

VBA Master Defined Benefit Plan for Citizens Bank and Trust Company
Accrued Annual Benefits for Selected Participants

Name and Principal Position	Number of Years Credited Service	Annual Accrued Benefit 9/30/2007	Present Value of Accumulated Benefit (EOY)(1)	Present Value of Accumulated Benefit (BOY)(2)	Change in Value of Accumulated Benefit	Payments During Last Fiscal Year
Joseph D. Borgerding, President and Chief Executive Officer	5	$ 8,346	$ 31,372	$ 19,623	$ 11,749	$0
Ronald E. Baron, Senior Vice President and Chief Financial Officer	2	$ 2,871	$ 11,491	$ 4,583	$ 6,908	$0
J. Eric Roberts, Senior Vice President/Credit Administration	5	$ 4,758	$ 7,989	$ 5,657	$ 2,332	$0
Lynn K. Shekleton, Senior Vice President/Human Resources and Branch Administration	33	$32,963	$153,912	$153,233	$ 679	$0

(1) Based on September 30, 2007 Disclosure assumptions; 6.25% interest, RP2000 Mortality
(2) Based on September 30, 2006 Disclosure assumptions; 6.00% interest, 1983 GAM Mortality

Payments upon Termination of Employment

We have entered into Management Continuity Agreements with each of our named executive officers. A summary of these agreements is presented in the "Compensation Discussion & Analysis" section above. These agreements provide for certain benefits and payments to them in the event of the termination of employment without "Cause", for "Good Reason", or during the "Window Period" (as these terms are defined in the Agreements), all following a change in control of the Company. The following table summarizes these benefits and payments, as of January 1, 2008, upon termination of employment for any of those circumstances.

Name and Principal Position	**Salary (1)**	**All Other Compensation (2)**	**Total Compensation**
Joseph D. Borgerding, President and Chief Executive Officer	$163,000	$15,923	$178,923
Ronald E. Baron, Senior Vice President and Chief Financial Officer	$111,000	$15,637	$126,637
J. Eric Roberts, Senior Vice President Credit Administration	$100,560	$ 15,577	$116,137
Lynn K. Shekleton, Senior Vice President Human Resources and Branch Administration	$97,560	$15,548	$113,108
Total Company Payments	$472,120	$62,685	$534,805

(1) Salary is equal to one times base salary
(2) Reflects payment of taxable life insurance and flexible benefit credits paid on behalf of the named executive officers for 24 months.

None of the named executive officers are entitled to any benefits or payments in the event of the termination of employment for any other reason, whether or not it is in connection with a change in control of the Company.

Director Compensation

The following table shows the compensation earned by each of the directors during 2007.

Name	Fees Earned and Paid	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Irving J. Arnold	$ 15,025	N/A	N/A	N/A	N/A	N/A	$ 15,025
Frank P. Beale[(1)]	$ 9,825	N/A	N/A	N/A	N/A	N/A	$ 9,825
Joseph D. Borgerding	$ 0	N/A	N/A	N/A	N/A	N/A	$ 0
William D. Coleburn	$ 12,125	N/A	N/A	N/A	N/A	N/A	$ 12,125
Joseph M. H. Irby [(2)]	$ 1,650	N/A	N/A	N/A	N/A	N/A	$ 1,650
Roy C. Jenkins, Jr.	$ 14,225	N/A	N/A	N/A	N/A	N/A	$ 14,225
Joseph F. Morrissette	$ 14,000	N/A	N/A	N/A	N/A	N/A	$ 14,000
E. Walter Newman	$ 13,900	N/A	N/A	N/A	N/A	N/A	$ 13,900
Jo Anne S. Webb	$ 13,800	N/A	N/A	N/A	N/A	N/A	$ 13,800
Samuel H. West	$ 15,700	N/A	N/A	N/A	N/A	N/A	$ 15,700
Jerome A. Wilson, III	$ 12,900	N/A	N/A	N/A	N/A	N/A	$ 12,900
Total	**$123,150**						**$123,150**

(1) Mr. Beale was elected as a director in May, 2007.
(2) Mr. Irby passed away on April 10, 2007.

As compensation for his or her service to the Company, each independent member of the Board of Directors receives an annual $2,400 retainer fee plus a fee of $550 for each meeting of the Board and $225 for each committee meeting attended. Board members who are also officers of the Bank do not receive fees for serving on the Board or its committees.

Transactions with Management

Some of the directors and officers of the Company are at present, as in the past, customers of the Bank, and the Company has had, and expects to have in the future, banking transactions in the ordinary course of its business with directors, officers, principal shareholders and their associates, on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the same time for comparable transactions with others. These transactions do not involve more than the normal risk of collectability or present other unfavorable features. The balance of loans to directors, executive officers and their associates totaled $2,028,551 at December 31, 2007, or 5.43% of the Company's equity capital at that date.

There are no legal proceedings to which any director, officer or principal shareholder, or any affiliate thereof, is a party that would be material and adverse to the Company.

The Company has not adopted a formal policy that covers the review and approval of related person transactions by the Board of Directors. The Board, however, does review all such transactions that are proposed to it for approval. During such a review, the Board will consider, among other things, the related person's relationship to the Company, the facts and circumstances of the proposed transaction, the aggregate dollar amount of the transaction, the related person's relationship to the transaction and any other material information. The Audit Committee of the Board also has the responsibility to review significant conflicts of interest involving directors or executive officers.

PROPOSAL TWO

RATIFICATION OF THE APPOINTMENT OF INDEPENDENT PUBLIC ACCOUNTANTS

The Board of Directors has selected the firm of Yount, Hyde & Barbour, P.C. as independent public accountants to audit the consolidated financial statements of the Company for the fiscal year ending December 31, 2008. Yount, Hyde & Barbour, P.C. has audited the financial statements of the Company and the Bank for over five years. A majority of the votes cast by holders of the Common Stock is required for the ratification of the appointment of the independent public accountants.

Representatives of Yount, Hyde & Barbour, P.C. are expected to be present at the Annual Meeting, will have an opportunity to make a statement, if they desire to do so, and are expected to be available to respond to appropriate questions from shareholders.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF YOUNT, HYDE & BARBOUR, P.C. AS INDEPENDENT PUBLIC ACCOUNTANTS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2008.

AUDIT INFORMATION

Fees of Independent Public Accountants

Audit Fees

The aggregate fees billed by Yount, Hyde & Barbour, P.C. for professional services rendered for the audit of the Company's annual financial statements for the fiscal years ended December 31, 2007 and 2006, and for the review of the financial statements included in the Company's Quarterly Reports on Form 10-Q, and services that are normally provided in connection with statutory and regulatory filings and engagements, for those fiscal years were $78,800 for 2007 and $75,050 for 2006.

Audit Related Fees

The aggregate fees billed by Yount, Hyde & Barbour, P.C. for professional services for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and not reported under the heading "Audit Fees" above for the fiscal years ended December 31, 2007 and December 31, 2006 were $23,486 and $5,366, respectively. During 2007, these services included consultation concerning financial accounting and reporting standards and a SysTrust Audit of the reliability of the Bank's information technology system performed as a separate engagement. The audit examined controls over the reliability of the core banking application and associated systems and was based on AICPA Trust Services Criteria for systems reliability. During 2007 and 2006, services included consultation regarding accounting and compliance issues including compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

Tax Fees

The aggregate fees billed by Yount, Hyde & Barbour, P.C. for professional services for tax compliance, tax advice and tax planning for the fiscal years ended December 31, 2007 and December 31, 2006 were $5,775 and $5,500, respectively. During 2007 and 2006, these services included preparation of federal and state income tax returns and consultation regarding tax compliance issues.

All Other Fees

There were no fees billed by Yount, Hyde & Barbour, P.C. for any other services rendered to the Company for the fiscal years ended December 31, 2007 or December 31, 2006.

Audit Committee Report

The Audit Committee is composed of six directors, each of whom is independent within the meaning of the listing standards of the NASDAQ Stock Market. The Audit Committee operates under a written charter adopted by the Board of Directors. The Audit Committee reviews its charter at least annually and revises it as necessary to ensure compliance with current regulatory requirements.

Management is responsible for:

- the preparation, presentation and integrity of the Company's consolidated financial statements; and
- complying with laws and regulations and ethical business standards.

The Company's independent registered public accounting firm is responsible for:

- performing an independent audit of the Company's consolidated financial statements; and
- expressing an opinion as to the conformity of the Company's consolidated financial statements with U.S. generally accepted accounting principles.

The Audit Committee is responsible for:

- the appointment, compensation, retention and oversight of the work of the independent registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attestation services for the Company; and
- monitoring, overseeing and reviewing the accounting and financial reporting processes of the Company.

In this context, the Audit Committee has met and held discussions with management and Yount, Hyde & Barbour, P.C., the Company's independent registered public accounting firm. Management represented to the Audit Committee that the Company's consolidated financial statements for the year ended December 31, 2007 were prepared in accordance with U.S. generally accepted accounting principles. The Audit Committee has reviewed and discussed these consolidated financial statements with management and Yount, Hyde & Barbour, P.C., including the scope of the independent registered public accounting firm's responsibilities, critical accounting policies and practices used and significant financial reporting issues and judgments made in connection with the preparation of such financial statements.

The Audit Committee has discussed with Yount, Hyde & Barbour, P.C. the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees), as modified and supplemented. The Audit Committee has also received the written disclosures and the letter from Yount, Hyde & Barbour, P.C. relating to the independence of that firm as required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and has discussed with Yount, Hyde & Barbour, P.C. the firm's independence from the Company. Moreover, the Audit Committee has considered whether the provision of the audit services described above is compatible with maintaining the independence of the independent auditors.

Based upon its discussions with management and Yount, Hyde & Barbour, P.C. and its review of the representations of management and the report of Yount, Hyde & Barbour, P.C. to the Audit Committee, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended

December 31, 2007 for filing with the Securities and Exchange Commission. By recommending to the Board of Directors that the audited consolidated financial statements be so included, the Audit Committee is not opining on the accuracy, completeness or presentation of the information contained in the audited financial statements.

Audit Committee

Samuel H. West, Chairman
Irving J. Arnold
Frank P. Beale
William D. Coleburn
Jo Anne S. Webb

Blackstone, Virginia
March 20, 2008

Pre-Approval Policies and Procedures

All audit related services, tax services and other services were pre-approved by the Audit Committee, which concluded that the provision of such services by Yount, Hyde & Barbour, P.C. was compatible with the maintenance of that firm's independence in the conduct of its auditing functions. The Audit Committee's Charter provides for pre-approval of audit, audit-related and tax services. The Charter authorizes the Audit Committee to delegate to one or more of its members pre-approval authority with respect to permitted services.

PROPOSALS FOR 2009 ANNUAL MEETING OF SHAREHOLDERS

Under the regulations of the SEC, any shareholder desiring to make a proposal to be acted upon at the 2008 annual meeting of shareholders must cause such proposal to be received, in proper form, at the Company's principal executive offices at 126 South Main Street, Blackstone, Virginia 23824, no later than December 18, 2008, in order for the proposal to be considered for inclusion in the Company's Proxy Statement for that meeting. The Company presently anticipates holding the 2009 annual meeting of shareholders on May 21, 2009.

The Company's Bylaws also prescribe the procedure that a shareholder must follow to nominate directors or to bring other business before shareholders' meetings outside of the proxy statement process. For a shareholder to nominate a candidate for director or to bring other business before a meeting, notice must be received by the President of the Company not less than 120 days before the first anniversary of the date this meeting notice and proxy statement was first given to shareholders. Based upon an anticipated date of April 16, 2009 for the mailing of this notice and proxy statement, the Company must receive any notice of nomination or other business no later than December 18, 2008. Notice of a nomination for director must describe various matters regarding the nominee and the shareholder giving the notice. Notice of other business to be brought before the meeting must include a description of the proposed business, the reasons therefore, and other specified matters. Any shareholder may obtain a copy of the Company's Bylaws, without charge, upon written request to the Secretary of the Company.

OTHER MATTERS

THE COMPANY'S ANNUAL REPORT TO SHAREHOLDERS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007, INCLUDING FINANCIAL STATEMENTS, IS BEING MAILED TO SHAREHOLDERS WITH THIS PROXY STATEMENT. A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR 2007, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION EXCLUDING EXHIBITS, MAY BE OBTAINED WITHOUT CHARGE BY WRITING TO TAMRA M. REEKES, ASSISTANT VICE PRESIDENT/CORPORATE GOVERNANCE, WHOSE ADDRESS IS CITIZENS BANCORP OF VIRGINIA, INC., 126 SOUTH MAIN STREET, BLACKSTONE, VIRGINIA 23824. NEITHER ANNUAL REPORT IS PART OF THE PROXY SOLICITATION MATERIALS.

☒ PLEASE MARK VOTES AS IN THIS EXAMPLE

PROXY
CITIZENS BANCORP OF VIRGINIA, INC.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
MAY 22, 2008

The undersigned shareholder of Citizens Bancorp of Virginia, Inc. (the "Company") hereby acknowledges receipt of the Notice of the 2008 Annual Meeting of Shareholders and Proxy Statement attached thereto, and hereby appoints J. Eric Roberts and Lynn K. Shekleton, and each of them (with full power to act without the other and with full power of substitution), as the true and lawful attorneys and proxies of the undersigned to vote all of the shares of record in the name of the undersigned, with all of the powers that the undersigned would possess if personally present at the 2008 Annual Meeting, or any adjournment thereof.

The proxies are hereby further authorized to vote as specified below upon the following items (**THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR EACH OF THE ITEMS**):

	For	With-hold	For All Except
1. The election as directors of all nominees listed (except as marked to the contrary below):	☐	☐	☐

Nominees:

Irving J. Arnold	**Roy C. Jenkins, Jr.**	**Jo Anne Scott Webb**
Frank P. Beale	**Joseph F. Morrissette**	**Samuel H. West**
Joseph D. Borgerding	**E. Walter Newman, Jr.**	**Jerome A. Wilson, III**
William D. Coleburn		

INSTRUCTION: To withhold authority to vote for any individual nominee, mark "For All Except" and write that nominee's name in the space provided below.

____

	For	Against	Abstain
2. To ratify the Board of Directors' selection of Yount, Hyde & Barbour, P.C. as independent public accountants to audit the books and accounts of the Company for fiscal year 2008.	☐	☐	☐

THIS PROXY WILL BE VOTED AS DIRECTED HEREIN BY THE UNDERSIGNED. IF NO DIRECTIONS ARE GIVEN BY THE UNDERSIGNED, OR IF DIRECTIONS ARE UNCLEAR, THIS PROXY WILL BE VOTED FOR EACH OF PROPOSALS 1 AND 2 IN ACCORDANCE WITH THE RECOMMENDATIONS OF THE BOARD OF DIRECTORS OF THE COMPANY

The undersigned hereby revokes all proxies given prior to this date for the 2008 Annual Meeting of Shareholders of the Company.

Please date, sign and return promptly. Only one of several joint owners needs to sign. Fiduciaries must state title. If signing for a corporation or partnership, or as fiduciary, indicate the capacity in which you are signing and state the name of the business or beneficiary.

Please be sure to sign and date this Proxy in the box below.

Date __________

Shareholder sign above ———— Co-holder (if any) sign above

Detach above card, sign, date and mail in postage paid envelope provided.

CITIZENS BANCORP OF VIRGINIA, INC.
126 South Main Street
Blackstone, Virginia 23824

SIGNING THIS PROXY WILL NOT PREVENT YOU FROM VOTING IN PERSON IF YOU DESIRE. SEE THE PROXY STATEMENT FOR FURTHER INFORMATION.

PLEASE ACT PROMPTLY
SIGN, DATE & MAIL YOUR PROXY CARD TODAY

IF YOUR ADDRESS HAS CHANGED, PLEASE CORRECT THE ADDRESS IN THE SPACE PROVIDED BELOW AND RETURN THIS PORTION WITH THE PROXY IN THE ENVELOPE PROVIDED.

____

____

____

2007 ANNUAL REPORT

TO THE SHAREHOLDERS OF

CITIZENS BANCORP OF VIRGINIA, INC.

TABLE OF CONTENTS

CITIZENS BANCORP OF VIRGINIA, INC.
CITIZENS BANK AND TRUST COMPANY

Board of Directors

Irving J. Arnold (1977)	Commissioner of the Revenue Nottoway County, Virginia
Frank P. Beale (2007)	President of Invincia Corporation
Joseph D. Borgerding* (2005)	President and Chief Executive Officer
William D. Coleburn (2004)	Mayor of Blackstone, Virginia Editor of the Courier-Record
Roy C. Jenkins, Jr. (1982)	Chairman of the Board of Directors President of Roy C. Jenkins, Inc.
Joseph F. Morrissette (2002)	Mayor of Burkeville, Virginia
E. Walter Newman (2004)	General Manager of Newman Tire Company
Jo Anne Scott Webb (1990)	President of Scott Pallets, Inc. and Scott Transport, Inc.
Samuel H. West (1994)	Vice Chairman of the Board of Directors Retired Partner/Certified Public Accountant West, Crawley & Winn, P.C.
Jerome A. Wilson, III (1988)	Retired Executive Vice President Citizens Bank and Trust Company

Senior Leadership Team

Ronald E. Baron*	Senior Vice President/Chief Financial Officer
Rhonda W. Kincer	Vice President/Operations/Security Officer
J. Eric Roberts	Senior Vice President/Credit Administration
Lynn K. Shekleton*	Senior Vice President/Human Resources/ Branch Administration

( ) Denotes year of election to the Board of Directors.
** Denotes Officer of Citizens Bancorp of Virginia, Inc. and Citizens Bank and Trust Company.*

Citizens Bancorp of Virginia, Inc.

President's Letter

Dear Shareholder,

It is my pleasure to announce that Citizens Bancorp of Virginia, Inc. achieved record earnings again in 2007. Citizens Bank and Trust Company earned $3.39 million in 2007 which follows another record year in 2006 in which the Bank earned $3.37 million. The Bank grew loans in 2007 by $11.2 million and deposits by $3.7 million. Another key area of improvement was in non-interest income. When non-interest income is viewed exclusive of net gains on other real estate owned and investment securities gains, the result for 2007 is $2.39 million as compared to $2.19 million, an increase of $202 thousand or 9.2% as compared to 2006. Management and staff also worked very diligently in managing expenses as is reflective in an increase of only 0.7% in non-interest expense. This minimal increase was achieved even with the added expenses of a full year of staff at our newest branch in South Hill, Virginia, and the associated expenses of opening and staffing a new loan production office in Midlothian, Virginia.

This has been a challenging year for the financial sector. We are reminded daily by the media of the credit crisis and subprime mortgage debacle. Our shareholders and customers can feel very secure in the fact that our Bank has never been involved in subprime mortgages or high risk investment products. Citizens Bank and Trust Company is the second oldest bank in Virginia and has a long history of taking a conservative thoughtful approach in protecting the investments of our shareholders and customers.

The Bank continues to expand its presence into new markets. Our most recent expansion has been a loan production office in Midlothian, Virginia, which enhances the Bank's coverage in the very rapidly growing Chesterfield County market. Growth and profitability results for our newest branches in South Hill, Colonial Heights, and Chesterfield are on target with management's expectations. It is important to keep in mind that these new offices are responsible for approximately $11 million in deposit growth and $36 million in loan growth to date. The Bank has expanded aggressively since 2002 opening three new branches and a loan production office. The Bank's key emphasis in 2008 will be to grow the Bank through our existing branch network. This will not preclude the Bank from examining opportunities for expansion as they arise.

The Board of Directors approved a stock repurchase plan which began in early September 2007. As of year end 2007, the Company had repurchased 6,200 shares at an average price of $16.16 per share. The goal of the plan is to enhance the liquidity of the Company stock. The Company's stock remains an attractive investment opportunity with the stock currently trading slightly below book value and paying a dividend yield of over 4.25%. The Board of Directors also approved an increase in the fourth quarter 2007 dividend from $0.16 to $0.17 per share based on the Company's strong fiscal performance. The Company paid a total of $0.65 per share in cash dividends for 2007.

Citizens Bank and Trust Company remains committed to the communities it serves. The Board of Directors, management, and staff are very involved in civic clubs, organizations, and activities which help to improve the communities in which we live. The Bank's financial and human commitment to our communities will remain a priority for the Bank for 2008 and beyond.

The entire Bank family was saddened by the loss of our long-time director, Joseph M. H. Irby. Mr. Irby served as a director for 37 years and Chairman of our Board of Directors from 1972 to May 2006. Mr. Irby's commitment and dedication to the Bank have been instrumental in ensuring the Bank's legacy of 134 years of service to its communities. A hand crafted walnut bookcase was dedicated to Mr. Irby in memory of his many years of service to the Bank. Mr. Irby loved history and the bookcase displays historical bank-related memorabilia. We invite all shareholders and customers to visit our main office to view the bookcase.

The current economic slow down could make 2008 a challenging year for the financial sector. The Federal Reserve has taken a very aggressive stance in reducing short term interest rates which has resulted in prime rate falling by 2.50% since the third quarter of 2007. This has immediate impact on the Bank's variable rate loans and overnight investments which negatively affects the margin and ultimately net income. Management continues to work very hard to position the balance sheet to reduce the impact of dramatic shifts in interest rates. Another area that management is monitoring closely is the slowing economy and the impact that it may have on our customers. The Bank is well positioned with a diversified loan portfolio and very sound loan underwriting practices that will serve us well if the economy continues to soften. Our shareholders and customers can feel confident in the fact that Citizens Bank and Trust Company is well capitalized and is positioned very well to overcome the difficulties of an uncertain economy as the Bank has done many times over its 134 year history.

In closing, I would like to thank the Board of Directors, Senior Management and the Bank staff for another outstanding year. I would like to thank our customers and shareholders for their continued support and patronage.

Sincerely,

Joseph D. Borgerding
President and Chief Executive Officer

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2007

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _______ to _______

Commission file number 0-50576

CITIZENS BANCORP OF VIRGINIA, INC.

(Exact name of registrant as specified in its charter)

SEC
Mail Processing
Section

APR 2 2 2008

Washington, DC
100

Virginia	**20-0469337**
(State of incorporation or organization)	*(I.R.S. Employer Identification No.)*

126 South Main Street
Blackstone, VA 23824
(434) 292-7221
(Address and telephone number of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act: None
Securities registered pursuant to Section 12(g) of the Act: Common Stock, $.50 Par Value

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Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non- accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ] Accelerated filer [ ] Non-accelerated filer [ ]
Small reporting company [X]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
Yes [ ] No [X]

The aggregate market value of voting stock held by non-affiliates was $38,396,289 on June 30, 2007.

The number of outstanding shares of Common Stock as of the latest practicable date was 2,425,835 as of March 21, 2008.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement to be distributed to shareholders for the 2008 Annual Meeting of Shareholders scheduled to be held on May 22, 2008.

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

PART I

ITEM 1. BUSINESS

General

Citizens Bancorp of Virginia, Inc. (Company) is a one-bank holding company formed on December 18, 2003 headquartered in Blackstone, Virginia. The Company is the sole shareholder of its only subsidiary, Citizens Bank and Trust Company (Bank). The Bank conducts and transacts the general business of a commercial bank as authorized by the banking laws of the Commonwealth of Virginia and the rules and regulations of the Federal Reserve System. The Bank was incorporated in 1873 under the laws of Virginia. Deposits are insured by the Federal Deposit Insurance Corporation. In September 1995, the Bank became a member of the Federal Home Loan Bank of Atlanta.

The Company's primary activity is retail and commercial banking through its sole subsidiary - the Bank. Financial services include commercial and consumer demand and time deposit accounts, real estate, commercial and consumer loans, online internet banking, 24-hour ATM network, brokerage services, safe deposit boxes, wire transfer services and other miscellaneous services incidental to the operation of a commercial bank. The Bank also acts as agent for Visa. The Bank is authorized to have a trust department, but does not offer trust services. The Bank's primary trade areas are served by its 11 banking offices located in the counties of Nottoway, Amelia, Prince Edward, Chesterfield, the City of Colonial Heights, and the Town of South Hill, Virginia and a loan production office in Midlothian, Virginia.

The Company's primary revenue comes from retail banking in the form of interest income received on loans and investments. This income is partially offset by the Company's interest expense on deposits and borrowed funds, resulting in net interest income. The Company's earnings also come from noninterest income in the form of deposit fees, gains on the sale of loans and investments, ATM fees, Bank-owned Life Insurance, and other financial services. The Company's combined noninterest income and net interest income are offset by the Company's noninterest expense which includes employee compensation and benefits, occupancy, equipment and other operating expenses.

The Bank holds a 1.08% ownership in Bankers Investment Group, LLC, which delivers investment services to customers through the use of a dual-employee broker. The Bank also holds an 8.14% ownership interest in Bankers Title, LLC, which is a provider of title insurance. The Company has an ownership interest of 1.39% in the Community Bankers' Bank Community Development Fund II, LLC, which is a provider of correspondent banking services exclusively to financial institutions and operates under the name of Community Bankers' Bank. The financial position and operating results of these investments are not significant to the Company as a whole and are not considered principal activities of the Company.

The Company maintains an internet website at www.cbtva.com which contains information relating to the business. The Company makes available free of charge through its website its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K as soon as possible after such forms have been filed with the Securities and Exchange Commission. Copies of the Company's Audit Committee Charter, Nominating Committee Charter and Code of Conduct are available upon written request to: Corporate Secretary, Citizens Bancorp of Virginia, Inc., 126 South Main Street, Blackstone, Virginia, 23824.

Employees

As of December 31, 2007, the Company employed 113 full-time equivalent employees. The Company's success is highly dependent on its ability to attract and retain qualified employees. Competition in the industry is intense for employees; however, the Company believes it has been successful in recruiting qualified employees and believes relations with its employees are excellent.

Competition

The Bank competes for business with numerous other financial institutions in its various trade areas which include the counties of Nottoway, Amelia, Prince Edward, Chesterfield, the City of Colonial Heights, and the Town of South Hill, Virginia. The Bank also serves a significant number of residents in the counties of Cumberland, Lunenburg, and Mecklenburg, Virginia as well as the western part of Dinwiddie County, Virginia. The following data reflects the Bank's market share in its primary market places at June 30, 2007, according to information obtained from the FDIC website. In Amelia County, the Bank held 23.09% of the market share, in Nottoway County, 60.80%, in Prince Edward County, 13.82%, in Chesterfield County, 0.09%, in Mecklenburg County, 0.19% and in the City of Colonial Heights, 1.08%.

Credit Policies/Loan Activities

The Bank offers a full range of short to medium term commercial and consumer loans. Commercial loans include both secured and unsecured loans for working capital (including inventory and receivables), business expansion (including acquisition of real estate and improvements) and purchase of equipment and machinery. Consumer loans may include secured and unsecured loans for financing automobiles, home improvements, education and personal investments.

Lending activities are subject to a variety of lending limits imposed by state law. While differing limits apply in certain circumstances based on the type of loan or the nature of the borrower (including the borrower's relationship to the Bank), in general the Bank is subject to a loan-to-one borrower limit of an amount equal to 15% of its capital and surplus. The Bank voluntarily may choose to impose a policy limit on loans to a single borrower that is less than the legal lending limit.

The Bank obtains commercial and personal loans through direct solicitation of business owners and customers. Completed commercial loan applications are reviewed by loan officers. As part of the application process, information is obtained concerning the income, financial condition, employment and credit history of the applicant. If commercial real estate is involved, information is also obtained concerning cash flow after debt service. Loan quality is analyzed based on the Bank's experience and its credit underwriting guidelines which considers appraised value, market conditions, borrower strength, collateral value, and borrower's ability to service the debt.

Commercial Loans. The Bank makes commercial loans to qualified businesses in its market area. Commercial lending consists primarily of commercial and industrial loans to finance accounts receivable, inventory, property, plant and equipment. Commercial business loans generally have a higher degree of risk than residential mortgage loans, but have commensurately higher yields. Residential mortgage loans generally are made on the basis of the borrower's ability to make repayment from his employment and other income and are secured by real estate whose value tends to be easily ascertainable. In contrast, commercial business loans typically are made on the basis of the borrower's ability to make repayment from cash flow from its business and are secured by business assets, such as commercial real estate, accounts receivable, equipment and inventory. As a result, the availability of funds for the repayment of commercial business loans may be substantially dependent on the success of the business itself.

Further, the collateral for commercial business loans may depreciate over time and cannot be appraised with as much precision as residential real estate. To manage these risks, underwriting guidelines are required to secure commercial loans with both the assets of the borrowing business and other additional collateral and guarantees that may be available. In addition, certain measures of the borrower are actively monitored, including advance rate, cash flow, collateral value and other appropriate credit factors.

Residential Mortgage Loans. The Bank's residential mortgage loan portfolio consists of residential first and second mortgage loans, residential construction loans and home equity lines of credit and term loans secured by first and second mortgages on the residences of borrowers for home improvements, education and other personal expenditures. Loans are made with a variety of terms, including fixed and floating or variable rates and a variety of maturities.

Under current underwriting guidelines, residential mortgage loans generally are made on the basis of the borrower's ability to make repayment from his/her employment and other income and are secured by real estate whose value tends to be readily ascertainable. These loans are made consistent with the Bank's appraisal policies and real estate lending policies, which detail maximum loan-to-value ratios and maturities. Loans for owner-occupied property are generally made with a loan-to-value ratio of up to 85% for first liens. Higher loan-to-value ratios are allowed based on the borrower's unusually strong general liquidity, net worth and cash flow. Loan-to-value ratios for home equity lines of credit generally do not exceed 90%. The Bank will originate and sell most fixed-rate, first mortgage loans to secondary market correspondent lenders. First mortgage loans are also originated for borrowers who meet the qualifications of the Virginia Housing and Development Authority programs.

Construction Loans. Construction lending entails significant additional risks, compared to residential mortgage lending. Construction loans often involve larger loan balances concentrated with single borrowers or groups of related borrowers. Construction loans also involve additional risks attributable to the fact that loan funds are advanced upon the security of property under construction, which is of uncertain value prior to the completion of construction. Maturities for construction loans generally range from 4 to 12 months for residential property and from 6 to 18 months for non-residential and multi-family properties. Thus, it is more difficult to evaluate accurately the total loan funds required to complete a project and related loan-to-value ratios. To minimize the risks associated with construction lending, underwriting guidelines limit loan-to-value ratios for residential property to 85% and for non-residential property and multi-family properties to 80%, in addition to its usual credit analysis of its borrowers. Loan-to-value ratios described above are sufficient to compensate for fluctuations in the real estate market in order to minimize the risk of loss.

Consumer Loans. The Bank's consumer loans consist primarily of installment loans to individuals for personal, family and household purposes. The specific types of consumer loans that the Bank makes include home improvement loans, debt consolidation loans and general consumer lending. Consumer loans entail greater risk than residential mortgage loans do, particularly in the case of consumer loans that are unsecured, such as lines of credit, or secured by rapidly depreciable assets such as automobiles. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. The remaining deficiency often does not warrant further substantial collection efforts against the borrower. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans. Such loans may also give rise to claims and defenses by a consumer loan borrower against an assignee of such loan such as the bank, and a borrower may be able to assert against such assignee claims and defenses that it has against the seller of the underlying collateral.

The Bank's underwriting policy for consumer loans is to accept moderate risk while minimizing losses, primarily through a careful analysis of the borrower. In evaluating consumer loans, lending officers are required to review the borrower's level and stability of income, past credit history and the impact of these factors on the ability of the borrower to repay the loan in a timely manner. In addition, an appropriate margin between the loan amount and collateral value is maintained.

Supervision and Regulation

General

As a bank holding company, the Company is subject to regulation under the Bank Holding Company Act of 1956, as amended, and the examination and reporting requirements of the Board of Governors of the Federal Reserve System. As a state-chartered commercial bank, the Bank is subject to regulation, supervision and examination by the Virginia State Corporation Commission's Bureau of Financial Institutions. It is also subject to regulation, supervision and examination by the Federal Reserve Board. Other federal and state laws, including various consumer and compliance laws, govern the activities of the Bank, the investments that it makes and the aggregate amount of loans that it may grant to one borrower.

The following description summarizes the significant federal and state laws applicable to the Company and the Bank. To the extent that statutory or regulatory provisions are described, the description is qualified in its entirety by reference to that particular statutory or regulatory provision.

The Bank Holding Company Act

Under the Bank Holding Company Act, the Company is subject to periodic examination by the Federal Reserve and required to file periodic reports regarding its operations and any additional information that the Federal Reserve may require. Activities at the bank holding company level are limited to:

- banking, managing or controlling banks;
- furnishing services to or performing services for its subsidiaries; and
- engaging in other activities that the Federal Reserve has determined by regulation or order to be so closely related to banking as to be a proper incident to these activities.

Some of the activities that the Federal Reserve Board has determined by regulation to be closely related to the business of a bank holding company include making or servicing loans and specific types of leases, performing specific data processing services and acting in some circumstances as a fiduciary or investment or financial adviser.

With some limited exceptions, the Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve before:

- acquiring substantially all the assets of any bank;
- acquiring direct or indirect ownership or control of any voting shares of any bank if after such acquisition it would own or control more than 5% of the voting shares of such bank (unless it already owns or controls the majority of such shares); or
- merging or consolidating with another bank holding company.

In addition, and subject to some exceptions, the Bank Holding Company Act and the Change in Bank Control Act, together with their regulations, require Federal Reserve approval prior to any person or company acquiring "control" of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of the bank holding company. Control is reputably presumed to exist if a person acquires 10% or more, but less than 25%, of any class of voting securities and either the institution has registered securities under Section 12 of the Securities Exchange Act of 1934 or no other person owns a greater percentage of that class of voting securities immediately after the transaction. The regulations provide a procedure for challenging this rebuttable control presumption.

In November 1999, Congress enacted the Gramm-Leach-Bliley Act (the "GLBA"), which made substantial revisions to the statutory restrictions separating banking activities from other financial activities. Under the GLBA, bank holding companies that are well-capitalized and well-managed and meet other conditions can elect to become "financial holding companies." As financial holding companies, they and their subsidiaries are permitted to acquire or engage in previously impermissible activities such as insurance underwriting, securities underwriting and distribution, travel agency activities, insurance agency activities, merchant banking and other activities that the Federal Reserve determines to be financial in nature or complementary to these activities. Financial holding companies continue to be subject to the overall oversight and supervision of the Federal Reserve, but the GLBA applies the concept of functional regulation to the activities conducted by subsidiaries. For example, insurance activities would be subject to supervision and regulation by state insurance authorities. Although the Company has not elected to become a financial holding company in order to exercise the broader activity powers provided by the GLBA, the Company may elect to do so in the future.

Payment of Dividends

The Company is a legal entity separate and distinct from its banking subsidiary. The majority of the Company's revenues are from dividends paid to the Company by its subsidiary. The Bank is subject to laws and regulations that limit the amount of dividends it can pay. In addition, both the Company and the Bank are subject to various regulatory restrictions relating to the payment of dividends, including requirements to maintain capital at or above regulatory minimums. Banking regulators have indicated that banking organizations should generally pay dividends only if the organization's net income available to common shareholders over the past year has been sufficient to fully fund the dividends and the prospective rate of earnings retention appears consistent with the organization's capital needs, asset quality and overall financial condition. The Company does not expect that any of these laws, regulations or policies will materially affect the ability of the Bank to pay dividends. During the year ended December 31, 2007 the Company declared $1,585,354 in dividends payable to shareholders.

The FDIC has the general authority to limit the dividends paid by insured banks if the payment is deemed an unsafe and unsound practice. The FDIC has indicated that paying dividends that deplete a bank's capital base to an inadequate level would be an unsound and unsafe banking practice.

Insurance of Deposit Accounts, Assessments and Regulation by the FDIC

The deposits of the Bank are insured by the FDIC up to the limits set forth under applicable law. The deposits of the Bank subsidiary are subject to the deposit insurance assessments of the Deposit Insurance Fund ("DIF") of the FDIC.

The FDIC has implemented a risk-based deposit insurance assessment system under which the assessment rate for an insured institution may vary according to regulatory capital levels of the institution and other factors, including supervisory evaluations. These rate schedules are subject to future adjustments by the FDIC. In addition, the FDIC has authority to impose special assessments from time to time.

The FDIC is authorized to prohibit any DIF-insured institution from engaging in any activity that the FDIC determines by regulation or order to pose a serious threat to the deposit insurance fund. Also, the FDIC may initiate enforcement actions against banks, after first giving the institution's primary regulatory authority an opportunity to take such action. The FDIC may terminate the deposit insurance of any depository institution if it determines, after a hearing, that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, order or any condition imposed in writing by the FDIC. It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital. If deposit insurance is terminated, the deposits at the institution at the time of termination, less subsequent withdrawals, shall continue to be insured for a period from six months to two years, as determined by the FDIC. The Company is not aware of any existing circumstances that could result in termination of any of the Bank's deposit insurance.

Capital Requirements

The Federal Reserve Board has issued risk-based and leverage capital guidelines applicable to banking organizations that it supervises. Under the risk-based capital requirements, the Company and the Bank are each generally required to maintain a minimum ratio of total capital to risk-weighted assets (including certain off-balance sheet activities, such as standby letters of credit) of 8%. At least half of the total capital must be composed of "Tier 1 Capital", which is defined as common equity, retained earnings, qualifying perpetual preferred stock, and minority interest in common equity accounts of consolidated subsidiaries less certain intangibles. The remainder may consist of "Tier 2 Capital", which is defined as specific subordinated debt, some hybrid capital instruments and other qualifying preferred stock, a limited amount of the loan loss allowance and pretax unrealized holding gains on certain equity securities. In addition, each of the federal banking regulatory agencies has established minimum leverage capital requirements for banking organizations. Under these requirements, banking organizations must maintain a minimum ratio of Tier 1 capital to adjusted average quarterly assets equal to 3% to 5%, subject to federal bank regulatory evaluation of an organization's overall safety and soundness. In sum, the capital measures used by the federal banking regulators are:

- the Total Capital ratio, which is the total of Tier 1 Capital and Tier 2 Capital;
- the Tier 1 Capital ratio; and
- the leverage ratio.

Under these regulations, a bank will be:

- "well capitalized" if it has a Total Capital ratio of 10% or greater, a Tier 1 Capital ratio of 6% or greater, a leverage ratio of 5% or greater, and is not subject to any written agreement, order, capital directive, or prompt corrective action directive by a federal bank regulatory agency to meet and maintain a specific capital level for any capital measure;
- "adequately capitalized" if it has a Total Capital ratio of 8% or greater, a Tier 1 Capital ratio of 4% or greater, and a leverage ratio of 4% or greater – or 3% in certain circumstances – and is not well capitalized;
- "undercapitalized" if it has a Total Capital ratio of less than 8% or greater, a Tier 1 Capital ratio of less than 4% - or 3% in certain circumstances, or a leverage ratio of less than 4%;
- "significantly undercapitalized" if it has a Total Capital ratio of less than 6%, a Tier 1 Capital ratio of less than 3%, or a leverage ratio of less than 3%; or
- "critically undercapitalized" if its tangible equity is equal to or less than 2% of average quarterly tangible assets.

The risk-based capital standards of the Federal Reserve Board explicitly identify concentrations of credit risk and the risk arising from non-traditional activities, as well as an institution's ability to manage these risks, as important factors to be taken into account by the agency in assessing an institution's overall capital adequacy. The capital guidelines also provide that an institution's exposure to a decline in the economic value of its capital due to changes in interest rates be considered by the agency as a factor in evaluating a banking organization's capital adequacy.

The FDIC may take various corrective actions against any undercapitalized bank and any bank that fails to submit an acceptable capital restoration plan or fails to implement a plan accepted by the FDIC. These powers include, but are not limited to, requiring the institution to be recapitalized, prohibiting asset growth, restricting interest rates paid, requiring prior approval of capital distributions by any bank holding company that controls the institution, requiring divestiture by the institution of its subsidiaries or by the holding company of the institution itself, requiring new election of directors, and requiring the dismissal of directors and officers. The Bank presently maintains sufficient capital to remain in compliance with these capital requirements.

Other Safety and Soundness Regulations

There are a number of obligations and restrictions imposed on bank holding companies and their depository institution subsidiaries by federal law and regulatory policy that are designed to reduce potential loss exposure to the depositors of such depository institutions and to the FDIC insurance funds in the event that the depository institution is insolvent or is in danger of becoming insolvent. For example, under the requirements of the Federal Reserve Board with respect to bank holding company operations, a bank holding company is required to serve as a source of financial strength to its subsidiary depository institutions and to commit resources to support such institutions in circumstances where it might not do so otherwise. In addition, the "cross-guarantee" provisions of federal law require insured depository institutions under common control to reimburse the FDIC for any loss suffered or reasonably anticipated by the FDIC as a result of the insolvency of commonly controlled insured depository institutions or for any assistance provided by the FDIC to commonly controlled insured depository institutions in danger of failure. The FDIC may decline to enforce the cross-guarantee provision if it determines that a waiver is in the best interests of the deposit insurance fund. The FDIC's claim for reimbursement under the cross guarantee provisions is superior to claims of shareholders of the insured depository institution or its holding company but is subordinate to claims of depositors, secured creditors and nonaffiliated holders of subordinated debt of the commonly controlled insured depository institutions.

Interstate Banking and Branching

Current federal law authorizes interstate acquisitions of banks and bank holding companies without geographic limitation. Effective June 1, 1997, a bank headquartered in one state is authorized to merge with a bank headquartered in another state, as long as neither of the states had opted out of such interstate merger authority prior to such date. After a bank has established branches in a state through an interstate merger transaction, the bank may establish and acquire additional branches at any location in the state where a bank headquartered in that state could have established or acquired branches under applicable federal or state law.

Monetary Policy

The commercial banking business is affected not only by general economic conditions but also by the monetary policies of the Federal Reserve Board. The instruments of monetary policy employed by the Federal Reserve Board include open market operations in United States government securities, changes in the discount rate on member bank borrowing and changes in reserve requirements against deposits held by all federally insured banks. The Federal Reserve Board's monetary policies have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. In view of changing conditions in the national and international economy and in the money markets, as well as the effect of actions by monetary fiscal authorities, including the Federal Reserve Board, no prediction can be made as to possible future changes in interest rates, deposit levels, loan demand or the business and earnings of the Bank.

Federal Reserve System

In 1980, Congress enacted legislation that imposed reserve requirements on all depository institutions that maintain transaction accounts or nonpersonal time deposits. NOW accounts, money market deposit accounts and other types of accounts that permit payments or transfers to third parties fall within the definition of transaction accounts and are subject to these reserve requirements, as are any nonpersonal time deposits at an institution.

These percentages are subject to adjustment by the Federal Reserve Board. Because required reserves must be maintained in the form of vault cash or in a non-interest-bearing account at, or on behalf of, a Federal Reserve Bank, the effect of the reserve requirement is to reduce the amount of the institution's interest-earning assets.

Transactions with Affiliates

Transactions between banks and their affiliates are governed by Sections 23A and 23B of the Federal Reserve Act. An affiliate of a bank is any bank or entity that controls, is controlled by or is under common control with such bank. Generally, Sections 23A and 23B (i) limit the extent to which the Bank or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10% of such institution's capital stock and surplus, and maintain an aggregate limit on all such transactions with affiliates to an amount equal to 20% of such capital stock and surplus, and (ii) require that all such transactions be on terms substantially the same, or at least as favorable, to the association or subsidiary as those provided to a non-affiliate. The term "covered transaction" includes the making of loans, purchase of assets, issuance of a guarantee and similar other types of transactions.

Loans to Insiders

The Federal Reserve Act and related regulations impose specific restrictions on loans to directors, executive officers and principal shareholders of banks. Under Section 22(h) of the Federal Reserve Act, loans to a director, an executive officer or to a principal shareholder of a bank, and some affiliated entities of any of the foregoing, may not exceed, together with all other outstanding loans to such person and affiliated entities, the bank's loan-to-one borrower limit. Loans in the aggregate to insiders and their related interests as a class may not exceed two times the bank's unimpaired capital and unimpaired surplus until the bank's total assets equal or exceed $100,000,000, at which time the aggregate is limited to the bank's unimpaired capital and unimpaired surplus. Section 22(h) also prohibits loans, above amounts prescribed by the appropriate federal banking agency, to directors, executive officers and principal shareholders of a bank or bank holding company, and their respective affiliates, unless such loan is approved in advance by a majority of the board of directors of the bank with any "interested" director not participating in the voting. The FDIC has prescribed the loan amount, which includes all other outstanding loans to such person, as to which such prior board of director approval is required, as being the greater of $25,000 or 5% of capital and surplus (up to $500,000). Section 22(h) requires that loans to directors, executive officers and principal shareholders be made on terms and underwriting standards substantially the same as offered in comparable transactions to other persons.

Community Reinvestment Act

Under the Community Reinvestment Act and related regulations, depository institutions have an affirmative obligation to assist in meeting the credit needs of their market areas, including low and moderate-income areas, consistent with safe and sound banking practice. The Community Reinvestment Act requires the adoption by each institution of a Community Reinvestment Act statement for each of its market areas describing the depository institution's efforts to assist in its community's credit needs. Depository institutions are periodically examined for compliance with the Community Reinvestment Act and are periodically assigned ratings in this regard. Banking regulators consider a depository institution's Community Reinvestment Act rating when reviewing applications to establish new branches, undertake new lines of business, and/or acquire part or all of another depository institution. An unsatisfactory rating can significantly delay or even prohibit regulatory approval of a proposed transaction by a bank holding company or its depository institution subsidiaries.

The Gramm-Leach-Bliley Act and federal bank regulators have made various changes to the Community Reinvestment Act. Among other changes, Community Reinvestment Act agreements with private parties must be disclosed and annual reports must be made to a bank's primary federal regulator. A bank holding company will not be permitted to become a financial holding company and no new activities authorized under the GLBA may be commenced by a holding company or by a bank financial subsidiary if any of its bank subsidiaries received less than a "satisfactory" rating in its latest Community Reinvestment Act examination.

Fair Lending; Consumer Laws

In addition to the Community Reinvestment Act, other federal and state laws regulate various lending and consumer aspects of the banking business. Governmental agencies, including the Department of Housing and Urban Development, the Federal Trade Commission and the Department of Justice, have become concerned that prospective borrowers experience discrimination in their efforts to obtain loans from depository and other lending institutions. These agencies have brought litigation against depository institutions alleging discrimination against borrowers. Many of these suits have been settled, in some cases for material sums, short of a full trial.

Recently, these governmental agencies have clarified what they consider to be lending discrimination and have specified various factors that they will use to determine the existence of lending discrimination under the Equal Credit Opportunity Act and the Fair Housing Act, including evidence that a lender discriminated on a prohibited basis, evidence that a lender treated applicants differently based on prohibited factors in the absence of evidence that the treatment was the result of prejudice or a conscious intention to discriminate, and evidence that a lender applied an otherwise neutral non-discriminatory policy uniformly to all applicants, but the practice had a discriminatory effect, unless the practice could be justified as a business necessity.

Banks and other depository institutions also are subject to numerous consumer-oriented laws and regulations. These laws, which include the Truth in Lending Act, the Truth in Savings Act, the Real Estate Settlement Procedures Act, the Electronic Funds Transfer Act, the Equal Credit Opportunity Act, and the Fair Housing Act, require compliance by depository institutions with various disclosure requirements and requirements regulating the availability of funds after deposit or the making of some loans to customers.

Gramm-Leach-Bliley Act of 1999

The Gramm-Leach-Bliley Act of 1999 was signed into law on November 12, 1999. The GLBA covers a broad range of issues, including a repeal of most of the restrictions on affiliations among depository institutions, securities firms and insurance companies. The following description summarizes some of its significant provisions.

The GLBA repeals sections 20 and 32 of the Glass-Steagall Act, thus permitting unrestricted affiliations between banks and securities firms. It also permits bank holding companies to elect to become financial holding companies. A financial holding company may engage in or acquire companies that engage in a broad range of financial services, including securities activities such as underwriting, dealing, investment, merchant banking, insurance underwriting, sales and brokerage activities. In order to become a financial holding company, the bank holding company and all of its affiliated depository institutions must be well-capitalized, well-managed and have at least a satisfactory Community Reinvestment Act rating.

The GLBA provides that the states continue to have the authority to regulate insurance activities, but prohibits the states in most instances from preventing or significantly interfering with the ability of a bank, directly or through an affiliate, to engage in insurance sales, solicitations or cross-marketing activities. Although the states generally must regulate bank insurance activities in a nondiscriminatory manner, the states may continue to adopt and enforce rules that specifically regulate bank insurance activities in specific areas identified under the law. Under the new law, the federal bank regulatory agencies adopted insurance consumer protection regulations that apply to sales practices, solicitations, advertising and disclosures.

The GLBA adopts a system of functional regulation under which the Federal Reserve Board is designated as the umbrella regulator for financial holding companies, but financial holding company affiliates are principally regulated by functional regulators such as the FDIC for state nonmember bank affiliates, the Securities and Exchange Commission for securities affiliates, and state insurance regulators for insurance affiliates. It repeals the broad exemption of banks from the definitions of "broker" and "dealer" for purposes of the Securities Exchange Act of 1934, as amended. It also identifies a set of specific activities, including traditional bank trust and fiduciary activities, in which a bank may engage without being deemed a "broker," and a set of activities in which a bank may engage without being deemed a "dealer." Additionally, the GLBA makes conforming changes in the definitions of "broker" and "dealer" for purposes of the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended.

The GLBA contains extensive customer privacy protection provisions. Under these provisions, a financial institution must provide to its customers, both at the inception of the customer relationship and on an annual basis, the institution's policies and procedures regarding the handling of customers' nonpublic personal financial information. The law provides that, except for specific limited exceptions, an institution may not provide such personal information to unaffiliated third parties unless the institution discloses to the customer that such information may be so provided and the customer is given the opportunity to opt out of such disclosure. An institution may not disclose to a non-affiliated third party, other than to a consumer reporting agency, customer account numbers or other similar account identifiers for marketing purposes. The GLBA also provides that the states may adopt customer privacy protections that are more strict than those contained in the act.

Bank Secrecy Act

The GLBA and the Bank Secrecy Act (BSA) contain comprehensive customer privacy protection provisions. Under these provisions, a financial institution is required to provide to its customers, at the inception of the customer relationship and annually thereafter, the Company's policies and procedures concerning the handling of customers' nonpublic personal financial information. The BSA provides that, except for limited exceptions, the Company may not provide such personal information to unaffiliated third parties unless that Company discloses to its customer that such information may be so provided and the customer is given the opportunity to "opt out" of such disclosure. The Company may not disclose to a non-affiliated third party, other than to a consumer reporting agency, customer account numbers or other similar account identifiers for marketing purposes. The BSA also makes it a criminal offense to obtain or attempt to obtain customer information of a financial nature by fraudulent or deceptive means, except in limited circumstances.

Sarbanes-Oxley Act of 2002

In response to the significant decline in investor confidence in the capital market after corporate scandals and business failures, Congress enacted the Sarbanes-Oxley Act of 2002, which has developed the acronym known as SOX. The Act is intended to restore or maintain investor confidence by significantly expanding the rules for corporate governance, improving the oversight of auditors of public companies, and focusing the attention of companies and auditors on the effectiveness of internal controls. The stated objective of this Act is "to protect investors by improving the accuracy and reliability of corporate disclosures made pursuant to the securities law."

Among the major areas that the Act addresses are the pre-approval by audit committees of services provided by external auditors, the rotation of audit partners of public accounting firms who are assigned to a particular engagement, the independence requirements of Audit Committee members, an oversight board which will perform quality control reviews of the audit work performed by public accounting firms, "whistleblower" provisions to encourage company employees to address concerns directly to the Audit Committee without fear of potential termination by management, and quarterly certifications of a company's filings with the SEC must be made by the Chief Executive Officer and the Chief Financial Officer.

Section 404 of the Sarbanes-Oxley Act requires management of public companies to design and implement a system of internal controls over financial reporting. Section 404(a) requires management to assess and report on the effectiveness of the Company's internal controls over financial reporting. Section 404(b) requires independent auditor attestation on the effectiveness of the Company's internal controls over financial reporting. Both of these attestation requirements are to become part of the Company's annual financial reporting on Form 10-K. The Act required companies with a market capitalization of at least $75 million to begin filing under the Section 404 requirements for fiscal years ending on or after November 15, 2004. These companies are known as "Accelerated Filers." The Company is a non-accelerated filer, and will be required to comply with the Section 404(a) reporting requirements for management's attestation for the year ending December 31, 2007. The Company will be required to comply with the Section 404(b) reporting requirements for auditor attestation for the year ending December 31, 2008. The Securities and Exchange Commission has proposed a one-year extension of the Section 404(b) requirement for non-accelerated filers that would require an independent auditor attestation of the Company's internal controls over financial reporting beginning with the year ending December 31, 2009.

Future Regulatory Uncertainty

Because federal regulation of financial institutions changes regularly and is the subject of constant legislative debate, the Company cannot forecast how federal regulation of financial institutions may change in the future and the potential impact to its operations. Although Congress in recent years has sought to reduce the regulatory burden on financial institutions with respect to the approval of specific transactions, the Company fully expects that the financial institution industry will remain heavily regulated in the near future and that additional laws or regulations may be adopted further regulating specific banking practices.

ITEM 1A. RISK FACTORS

An investment in our common stock involves risks and you should not invest in our common stock unless you can afford to lose some or all of your investment. These risk factors may adversely affect our financial conditions and future earnings. In that event, the trading price of our common stock could decline and you could lose all or a part of your investment. You should read this section together with the other information, including our consolidated financial statements and related notes to the consolidated financial statements.

Our future success is dependent on our ability to compete effectively in the highly competitive banking industry.

The Company and the Bank face vigorous competition from other banks and other financial institutions, including savings and loan associations, savings banks, finance companies and credit unions for deposits, loans, and other financial services in our market area. Many of these banks and other financial institutions are significantly larger than we are and have greater access to capital and other resources, as well as larger lending limits and branch systems, and offer a wider array of banking services. To a limited extent, we also compete with other providers of financial services, such as money market mutual funds, brokerage firms, consumer finance companies, insurance companies and governmental organizations which may offer more favorable financing than we are able. Many of our non-bank competitors have advantages over us in providing certain services. This competition may reduce or limit our margins and our market share and may adversely affect our results of operations and financial condition.

We may be adversely affected by economic conditions in our market area.

The Company and the Bank are headquartered in the Town of Blackstone, which is part of Nottoway County, in Virginia. Our market includes the counties of Amelia, Nottoway, Prince Edward, Chesterfield, the City of Colonial Heights, and the Town of South Hill all located in the Commonwealth of Virginia. Because our lending is concentrated in this market, we will be affected by the general economic conditions in this market. Changes in the suburban and rural markets we serve may influence the growth rate of our loans and deposits, the quality of the loan portfolio and the loan and deposit pricing that we may obtain. Significant decline in general economic conditions caused by inflation, recession, unemployment or other factors beyond our control would impact these local economic conditions and the demand for banking products and services generally, which could negatively affect our financial condition and performance.

We rely heavily on our management team and the services of key personnel.

The Company and the Bank represent a customer-focused, relationship-driven, and community-oriented financial services organization. The Company expects our future growth to be driven in a large part by the relationships maintained with our customers by Joseph D. Borgerding, President and Chief Executive Officer, and our other executive management team, and our lending officers. Neither the Company nor the Bank has employment agreements with Mr. Borgerding, executive management or our lending officers. The unexpected loss of Mr. Borgerding or other key employees could have a material adverse effect on our business and possibly result in reduced revenues and earnings. The Bank has invested in bank-owned life insurance that covers Mr. Borgerding and certain other members of executive management and the lending officers, but not all.

The business strategy will require us to continue to attract, hire, motivate and retain skilled personnel to develop new customer relationships as well as new financial products and services. Many experienced banking professionals employed by our competitors are covered by agreements not to compete or solicit their existing customers if they were to leave their current employment. These agreements make the recruitment of these professionals more difficult. The market for these people is competitive, and we cannot assure you that we will be successful in attracting, hiring, motivating or retaining them.

Our need to comply with extensive and complex government regulation could have an adverse effect on our business.

The banking industry is subject to extensive regulation by state and federal banking authorities. Many of the banking regulations we are governed by are intended to protect depositors, the public or the insurance fund maintained by the Federal Deposit Insurance Corporation, not shareholders. Recently enacted, proposed and future banking legislation and regulations have had, and will continue to have, or may have, a significant impact on the financial services industry. Banking regulations affect our lending practices, capital structure, investment practices, dividend policy and many other aspects of our business. These requirements may constrain our rate of growth and our earnings. The burden imposed by these federal and state regulations may place banks in general, and specifically Citizens Bancorp of Virginia and Citizens Bank & Trust Company, at a competitive disadvantage compared to less regulated competitors. In addition, the cost of compliance with regulatory requirements could adversely affect our earnings.

In addition, because federal regulation of financial institutions changes regularly and is the subject of constant legislative debate, we cannot forecast how federal regulation of financial institutions may change in the future nor the impact those changes may have on our operations. Although Congress in recent years has sought to reduce the regulatory burden on financial institutions with respect to the approval of specific transactions, we fully expect that the financial institution industry will remain heavily regulated in the near future and that additional laws or regulations may be adopted further regulating specific banking practices.

The cost of being a public company is proportionately higher for small companies like us due to the requirements of the Sarbanes-Oxley Act.

The Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated by the Securities and Exchange Commission have increased the scope, complexity, and cost of corporate governance, reporting and disclosure practices. These regulations are applicable to the Company. We expect to experience increasing compliance costs, including costs related to internal controls and the requirement that our auditors attest to and report on the effectiveness of our internal controls as a result of the Sarbanes-Oxley Act. The regulations are applicable to us for the year ending December 31, 2007 with respect to management's attestation to the effectiveness of internal controls as it relates to financial reporting. Under current regulations, our auditor's will be required to attest to the effectiveness of our internal controls over financial reporting for the year ending December 31, 2008. The Securities and Exchange Commission has proposed a one-year extension of the Section 404(b) requirement for non-accelerated filers that would require an independent auditor attestation of the Company's internal controls over financial reporting beginning with the year ending December 31, 2009.

Our operations depend upon third party vendors that perform services for us.

The Bank outsources many of its operating and banking functions, including key computer systems software, network transmission services and the interchange and transmission services for the ATM network. As such, the Company's and the Bank's success and the ability to expand our operations depend on the services provided by these third parties. Disputes with these third parties can adversely affect the operations. The Bank may not be able to engage appropriate vendors, in a timely manner, to replace any vendors that are unable to perform with new vendors capable of servicing our needs.

Our profitability depends on our ability to manage our balance sheet to minimize the effects of interest rate fluctuation on our net interest margin.

Our results of operations depend on the stability of our net interest margin, which is the difference in the yield we earn on our earning assets and our cost of funds, both of which are influenced by interest rate fluctuations. Interest rates, because they are influenced by, among other things, expectations about future events, including the level of economic activity, federal monetary and fiscal policy and geo-political stability, are not predictable or controllable. In addition, the interest rates we can earn on our loan and investment portfolios and the interest rates we pay on our deposits are heavily influenced by competitive factors. Community banks are often at a competitive disadvantage in managing their cost of funds compared to the large regional, super-regional or national banks that have access to the national and international capital markets. These factors influence our ability to maintain a stable net interest margin. We seek to maintain a neutral position in terms of the volume of assets and liabilities that mature or re-price during any period so that we may reasonably predict our net interest margin; however, interest rate fluctuations, loan prepayments, loan production and deposit flows are constantly changing and influence our ability to maintain this neutral position. The greater the amount of maturities or re-pricing that occurs in any given period to either the earning assets or to the interest-bearing deposit liabilities will result in a greater sensitivity to fluctuating interest rates. Customer preferences for certain loan types, fixed-rate versus adjustable-rate, and preferences towards deposit products that may or may not be interest bearing, and savings versus time deposits all contribute to potentially impacting the interest margin; either favorably or unfavorably. Although management is unable to control these preferences, there are processes that assist in monitoring and planning for such changes in customer preferences. At December 31, 2007, the Company's balance sheet was positioned to be liability-sensitive for the next 12 months, which means decreases in interest rates should have a net favorable effect on the interest margin. In the longer term, the balance sheet becomes more asset sensitive and increases in interest rates, in the longer term, will have a favorable impact on the interest rate margin. However, changes in interest rates that are contrary to these expectations, could negatively impact the interest margin and ultimately earnings.

Any additional credit losses or deterioration in credit quality could negatively impact our financial results.

Management seeks to maintain a loan portfolio that is well diversified in terms of risk and credit quality. As of December 31, 2007, the portfolio consisted of the following loan categories: residential (1-to-4 family) loans 45.8%, commercial real estate and construction loans 34.1%, commercial loans 11.2%, and consumer loans 8.9%. Our lending focus has generally favored real estate-secured loans over unsecured loans, as a means of mitigating possible losses due to credit losses. A major change in the real estate market, such as deterioration in the value of collateral, or in the local or national economy, could adversely affect our customers' ability to repay these loans, which in turn could impact us. Risk of loan defaults and foreclosures are unavoidable in the banking industry, and we try to limit our exposure to this risk by monitoring our extensions of credit carefully. We cannot fully eliminate credit risk, and as a result credit losses may occur in the future.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 2. PROPERTIES

The main office of the Bank is located at 126 South Main Street, Blackstone, Virginia. Banking Offices are located at 101 North Main Street, Blackstone, Virginia; 1575 South Main Street, Blackstone, Virginia, 210 Carter Street, Crewe, Virginia; 102 Second Street, Northeast, Burkeville, Virginia; 9060 North Five Forks Road, Amelia, Virginia; 1517 West Third Street (Route 460 West), Farmville, Virginia; 712 South Main Street, Farmville, Virginia; 10001 Courtview Commons Lane, Chesterfield, Virginia, 946 Southpark Boulevard, Colonial Heights, Virginia, and 622 East Atlantic Street, South Hill, Virginia. All real estate and improvements at these locations are owned by the Bank except for the real estate at the Chesterfield branch, which is under a lease agreement for five years renewable for five additional terms of five years each. The original lease term is scheduled to end April 30, 2009. The Bank maintains a Loan Production Office located at 201 Wylderose Commons, Midlothian, Virginia in leased office space where the original lease term is for one year, and is renewable, annually, after the original lease term ends on September 30, 2008.

All of the Company's properties are in good operating condition and are adequate for the Company's present and anticipated future needs.

ITEM 3. LEGAL PROCEEDINGS

There are no material pending legal proceedings to which the Company is a party or of which the property of the Company is subject.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Common Stock Performance and Dividends

Shares of the Company's Common Stock trade through the Over-the-Counter Bulletin Board under the symbol "CZBT." Set forth below are the high and low sale prices of common stock as reported to management and the dividends declared during the last two years.

Market Price and Dividends

	Sales Price ($)		Dividends ($)
	High	Low	
2007			
1st quarter	19.10	17.00	.16
2nd quarter	18.00	17.01	.16
3rd quarter	18.00	15.55	.16
4th quarter	16.85	15.10	.17
2006			
1st quarter	18.00	17.15	.16
2nd quarter	18.75	17.55	.16
3rd quarter	18.75	18.00	.16
4th quarter	19.00	18.40	.21[1]

[1] A special, one-time cash dividend of $0.05 per share was paid in addition to the regular $0.16 per share for the fourth quarter of 2006.

As of March 21, 2008, the Company had approximately 851 shareholders of record of Common Stock.

Dividend Policy

The Company historically has paid cash dividends on a quarterly basis. The final determination of the timing, amount and payment of dividends on the Common Stock is at the discretion of the Company's Board of Directors and will depend upon the earnings of the Company and its subsidiary, principally the Bank, the financial condition of the Company and other factors, including general economic conditions and applicable governmental regulations and policies as discussed in Item 1., "Business – Supervision and Regulation," above.

The Company is organized under the Virginia Stock Corporation Act, which prohibits the payment of a dividend if, after giving it effect, the corporation would not be able to pay its debts as they become due in the usual course of business or if the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved, to satisfy the preferential rights upon dissolution of any preferred shareholders.

The Company is a legal entity separate and distinct from its subsidiary. Its ability to distribute cash dividends will depend primarily on the ability of the Bank to pay dividends to it, and the Bank is subject to laws and regulations that limit the amount of dividends that it can pay. As a state member bank, the Bank is subject to certain restrictions imposed by the reserve and capital requirements of federal and Virginia banking statutes and regulations. Under Virginia law, a bank may not declare a dividend in excess of its undivided profits. Additionally, the Bank may not declare a dividend if the total amount of all dividends, including the proposed dividend, declared by it in any calendar year exceeds the total of its retained net income of that year to date, combined with its retained net income of the two preceding years, unless the dividend is approved by the Federal Reserve.

The Federal Reserve and the state of Virginia have the general authority to limit the dividends paid by insured banks if the payment is deemed an unsafe and unsound practice. Both the state of Virginia and the Federal Reserve have indicated that paying dividends that deplete a bank's capital base to an inadequate level would be an unsound and unsafe banking practice. Under the Federal Reserve's regulations, the Bank may not declare or pay any dividend in excess of its net income for the current year plus any retained net income from the prior two calendar years. The Bank may also not declare or pay a dividend without the approval of its board and two-thirds of its shareholders if the dividend would exceed its undivided profits, as reported to the Federal Reserve.

In addition, the Company is subject to certain regulatory requirements to maintain capital at or above regulatory minimums. These regulatory requirements regarding capital affect its dividend policies. The Federal Reserve has indicated that a bank holding company should generally pay dividends only if its net income available to common shareholders over the past year has been sufficient to fully fund the dividends, and the prospective rate of earnings retention appears consistent with the organization's capital needs, asset quality and overall financial condition.

Stock Repurchases

The Board of Directors of the Company did approve a Stock Repurchase Plan at its regular meeting on July 18, 2007. The Repurchase Plan is structured under the Securities and Exchange Commission's Rule 10b5-1. The Company appointed FTN Midwest Securities Corp. of Nashville, Tennessee to oversee the acquisition of the Company's stock. The Plan went into effect on September 1, 2007, for an initial three month term ending November 30, 2007. The Repurchase Plan was extended for additional three month terms by the Board of Directors at its regularly scheduled meetings on November 28, 2007 and February 21, 2008. The Plan calls for the repurchase of up to 20,000 shares of stock for each three month term.

Repurchase Plan Table

	Total Number of Shares Purchased	Average Price Paid Per Share	Cumulative Number of Shares Purchased as Part of Publicly Announced Plan
2007			
Third quarter	500	$ 16.70	500
Fourth quarter	5,700	$ 16.11	6,200
TOTAL	6,200	$ 16.16	6,200

Stock Performance Graph

The following graph compares the cumulative total return to the shareholders of the Company for the last five and one-half years with the total return on the Russell 3000 Index and the SNL $250-$500 Million Bank Index as reported by SNL Financial LC, assuming an investment of $100 in shares of Common Stock on 06/30/2001 and the reinvestment of dividends.



CZBT
Russell 3000
SNL Bank Index $250-$500M
275
250
225
200
175
150
125
100
75
50
06/01
12/01
06/02
12/02
06/03
12/03
06/04
12/04
06/05
12/05
06/06
12/06
06/07
12/07

	Period Ending							
Index	06/30/01	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07
CZBT	100.00	100.00	99.39	104.71	127.27	116.32	132.28	111.70
Russell 3000	100.00	95.35	73.66	96.88	108.64	115.77	133.30	141.07
SNL Bank Index	100.00	109.85	141.28	203.91	230.66	245.33	258.51	207.55

ITEM 6. **SELECTED FINANCIAL DATA**

The following table sets forth selected financial data derived from the consolidated financial statements for the last five years.

	Year Ended December 31				
	2007	2006	2005	2004	2003
	(In thousands, except per share data)				
CONSOLIDATED INCOME STATEMENT DATA:					
Interest income	$17,523	$16,200	$14,607	$13,453	$13,736
Interest expense	6,692	5,489	4,237	3,612	4,457
Net interest income	10,831	10,711	10,370	9,841	9,279
Provision (recovery) for loan losses	(238)	(316)	208	703	250
Noninterest income	2,406	2,306	2,076	2,014	1,473
Noninterest expense	8,713	8,650	8,075	8,003	7,219
Income before income taxes	4,762	4,683	4,163	3,149	3,283
Income taxes	1,367	1,316	1,060	675	751
Net income	$3,395	$3,367	$3,103	$2,474	$2,532

	2007	2006	2005	2004	2003
CONSOLIDATED BALANCE SHEET DATA AT YEAR END:					
Assets	$289,960	$280,915	$273,076	$280,994	$269,373
Gross loans	211,330	200,169	200,366	198,238	175,447
Deposits	243,007	239,343	233,277	245,699	236,421
Stockholders' equity	37,331	35,057	33,459	32,453	32,075
PER SHARE DATA:					
Earnings per share basic and diluted	$1.39	$1.38	$1.27	$1.01	$1.03
Cash dividends declared	$.65	$0.69	$0.61	$0.71	$0.37
AVERAGE BALANCES:					
Total assets	$286,483	$278,106	$275,752	$274,999	$268,132
Stockholders' equity	$36,189	$34,635	$33,273	$32,609	$31,615
RATIOS:					
Return on average assets	1.19%	1.21%	1.13%	0.90%	0.94%
Return on average equity	9.38%	9.72%	9.33%	7.59%	8.01%
Dividend payout ratio	46.69%	50.03%	47.99%	70.17%	35.77%
Average equity to average assets	12.63%	12.45%	12.07%	11.86%	11.79%

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

General

Management's discussion and analysis is intended to assist the reader in evaluating and understanding the consolidated results of operations and financial condition of the Company and should be read in conjunction with the Company's Consolidated Financial Statements and Notes to Consolidated Financial Statements. The following discussion provides information about the major components of the results of operations and financial condition, liquidity, and capital resources of the Company.

The Company conducts the general business of a commercial bank, offering traditional lending and deposit products to business and individuals. Revenue is generated primarily from interest income received on loans, investments combined with fee income and other miscellaneous sources. This income is primarily offset by interest paid on deposits and borrowed funds, provision for loan losses and other noninterest expenses such as salaries and employee benefits, occupancy expense and other miscellaneous expenses.

Forward Looking Statements

The Company makes forward looking statements in this annual report that are subject to risks and uncertainties. These forward looking statements include statements regarding profitability, liquidity, allowance for loan losses, interest rate sensitivity, market risk, growth strategy, and financial and other goals. The words "believes," "expects," "may," "will," "should," "projects," "contemplates," "anticipates," "forecasts," "intends," or other similar words or terms are intended to identify forward looking statements.

These forward looking statements are subject to significant uncertainties because they are based upon or are affected by factors including:

- the ability to successfully manage growth or to implement growth strategies if the Company is unable to identify attractive markets, locations or opportunities to expand in the future;
- maintaining capital levels adequate to support growth;
- maintaining cost controls and asset qualities as new branches are opened or acquired;
- reliance on an experienced management team, including ability to attract and retain key personnel;
- the successful management of interest rate risk; including changes in interest rates and interest rate policies;
- changes in general economic and business conditions in our market area;
- risks inherent in making loans such as repayment risks and fluctuating collateral values;
- competition with other banks and financial institutions, and companies outside of the banking industry, including those companies that have substantially greater access to capital and other resources;
- demand, development and acceptance of new products and services;
- the ability to rely on third party vendors that perform critical services for the Company;
- problems with technology utilized by the Company;
- changing trends in customer profiles and behavior; and
- changes in banking and other laws and regulations.

Because of these uncertainties, actual future results may be materially different from the results indicated by these forward looking statements. In addition, past results of operations do not necessarily indicate future results.

Critical Accounting Policies

The financial condition and results of operations presented in the Consolidated Financial Statements, accompanying Notes to the Consolidated Financial Statements and management's discussion and analysis are, to a large degree, dependent upon the accounting policies of the Company. The selection and application of these accounting policies involve judgments, estimates, and uncertainties that are susceptible to change.

Presented below is a discussion of those accounting policies that management believes are the most important (Critical Accounting Policies) to the portrayal and understanding of the Company's financial condition and results of operations. These Critical Accounting Policies require management's most difficult, subjective and complex judgments about matters that are inherently uncertain. In the event that different assumptions or conditions were to prevail, and depending upon the severity of such changes, the possibility of materially different financial condition or results of operations is a reasonable likelihood. See also Note 1 of the Notes to Financial Statements for a summary of significant accounting policies.

Allowance for Loan Losses

The Company monitors and maintains an allowance for loan losses to absorb an estimate of probable losses inherent in the loan portfolio. The Company maintains policies and procedures that address the systems of controls over the following areas of maintenance of the allowance: the systematic methodology used to determine the appropriate level of the allowance to provide assurance they are maintained in accordance with accounting principles generally accepted in the United States of America; the accounting policies for loan charge-offs and recoveries; the assessment and measurement of impairment in the loan portfolio; and the loan grading system.

The Company evaluates various loans individually for impairment as required by Statement of Financial Accounting Standards (SFAS) No. 114, Accounting by Creditors for Impairment of a Loan, and SFAS No. 118, Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures. Loans evaluated individually for impairment include non-performing loans, such as loans on non-accrual, adversely classified loans, loans past due by 90 days or more, restructured loans and other loans selected by management. The evaluations are based upon discounted expected cash flows or collateral valuation concerns. If the evaluation shows that a loan is individually impaired, then a specific reserve is established for the amount of impairment. If a loan evaluated individually is not impaired, then the loan is assessed for impairment under SFAS No. 5, Accounting for Contingencies, with a group of loans that have similar characteristics.

For loans without individual measures of impairment, the Company makes estimates of losses for groups of loans as required by SFAS No. 5. Loans are grouped by similar characteristics, including the type of loan, the assigned loan grade and the general collateral type. A loss rate reflecting the expected loss inherent in a group of loans is derived from historical loss data experienced by the Bank for a given loan grade, the predominant collateral type for the group and the terms of the loan. The resulting estimate of losses for groups of loans are further adjusted for relevant environmental factors and other conditions of the loan portfolio, including: borrower and industry concentrations; levels and trends in delinquencies, charge-offs and recoveries; changes in underwriting standards and risk selection; level of experience, ability and depth of lending management; and national and local economic conditions.

The amount of estimated impairment for individually evaluated loans and groups of loans is added together for a total estimate of potential loan losses. This estimate of losses is compared to the allowance for loan losses of the Bank as of the evaluation date and, if the estimate of losses is greater than the allowance, an additional provision to the allowance would be made. If the estimate of losses is less than the allowance, the degree to which the allowance exceeds the estimate is evaluated to determine whether the allowance falls outside a range of estimates. If the estimate of losses is below the range of reasonable estimates, the allowance would be reduced by way of a credit to the provision for loan losses.

The Bank recognizes the inherent imprecision in estimates of losses due to various uncertainties and variability related to the factors used, and therefore a reasonable range around the estimate of losses is derived and used to ascertain whether the allowance is too high. If different assumptions or conditions were to prevail and it is determined that the allowance is not adequate to absorb the new estimate of probable losses, an additional provision for loan losses would be made, which amount may be material to the Financial Statements. As of December 31, 2007, management believes that the Allowance for Loan Losses is appropriate for the expected loss in the loan portfolio as of that date.

Executive Overview

The Company reported net income of $3,395,234 in 2007, an increase of .84% or $28,376 from 2006 net income of $3,366,858. Net income on a basic and diluted per share basis was reported as $1.39 and $1.38 in 2007 and 2006, respectively. Net income for 2007 represents a historical record for the Company. Earnings for 2007 and 2006 each included one-time recoveries of previously charged-off loans resulting in a recovery of the provision for loan losses totaling $157,400, and $208,637, respectively, net of income taxes. Core earnings exclusive of the recoveries were $3,237,834, or $1.33 per share and $3,158,221, or $1.29 per share, respectively. Core earnings of the Company showed improvement in 2007 as compared to 2006 despite the challenging banking environment. In November 2007, the Bank opened a Loan Production Office in Midlothian, Virginia with the expectation of developing new commercial banking relationships in this high growth area of Chesterfield County.

Results of Operations

The table below lists the Company's quarterly performance for the years ended December 31, 2007 and 2006.

	Three Months Ended							
(in thousands)	2007				2006			
	Dec. 31	Sep. 30	June 30	Mar. 31	Dec. 31	Sep. 30	June 30	Mar. 31
Interest income	$ 4,456	$ 4,428	$ 4,439	$ 4,200	$ 4,116	$ 4,156	$ 4,086	$ 3,842
Interest expense	1,758	1,718	1,655	1,561	1,522	1,426	1,314	1,227
Net interest income	2,698	2,710	2,784	2,639	2,594	2,730	2,772	2,615
Provision for loan losses	(238)	-	-	-	4	(355)	19	15
Net interest income after Provision for loan losses	2,936	2,710	2,784	2,639	2,590	3,085	2,753	2,600
Non-interest income	669	585	612	540	593	603	616	493
Non-interest expense	2,317	2,233	2,118	2,045	2,375	2,139	2,127	2,009
Income before applicable income taxes	1,288	1,062	1,278	1,134	808	1,549	1,242	1,084
Applicable income taxes	373	296	373	325	193	462	358	303
Net Income	$ 914	$ 766	$ 906	$ 809	$ 615	$ 1,087	$ 884	$ 781
Net income per share, basic and diluted	$ 0.37	$ 0.32	$ 0.37	$ 0.33	$ 0.25	$ 0.45	$ 0.36	$ 0.32

Summary

Total assets increased $9.0 million during 2007 from $280.9 million in 2006 to $289.9 million, or a 3.2% increase. Loans increased $11.2 million during 2007 from 198.2 million in 2006 to $209.4 million, or a 5.7% increase. Average earning assets for 2007 increased by $6.0 million as compared to the annual average for 2006. This increase was the result of average loan balances increasing $3.1 million, federal funds sold increasing $2.4 million and investment securities increasing $493 thousand over the prior year.

Total deposits were $243.0 million at December 31, 2007, an increase of $3.7 million or 1.5% compared to $239.3 million at the end of 2006. On average, deposit account balances were $242.0 million for 2007 as compared to $236.5 million for 2006; or an increase of $5.5 million. The deposit categories that saw the highest average balance increase over 2006 included time deposits that were up $4.7 million, savings deposits up $2.0 million and non-interest bearing deposits up $232 thousand. Interest-bearing demand deposit accounts decreased by $1.4 million from the previous year. Other borrowings consisted of overnight, commercial repurchase agreements known as the Investment Sweeps product, of which the deposits are not insured by FDIC but the Bank provides US Government or Federal Agency securities sufficient to cover average account balances. During 2007 the Investment Sweeps product balances averaged $6.0 million; or an increase of $801 thousand over the balance for 2006 of $5.2 million.

Stockholders' equity increased by $2.3 million during 2007, predominantly due to earnings, net of $1.6 million in cash dividends paid, and adjustments to accumulated other comprehensive income. Book value per share increased 6.8% or $0.97 to $15.33 at December 31, 2007, from $14.36 at December 31, 2006.

The Company's return on average assets (ROAA) for 2007 was 1.19% compared to 1.21% in 2006 while the return on average equity (ROAE) was 9.38% for 2007 compared to 9.72% in 2006. The Company experienced growth in its core earnings in 2007 as net interest income increased $119 thousand or 1.12% and non-interest income increased $100 thousand or 4.34% as compared to 2006. These increases in income were partially offset by an increase in noninterest expense of 0.73% or $63 thousand. This means that the Company realized an increase in pre-tax income of 1.67%. The Company's improved core earnings are primarily the result of its strategies to improve the net interest margin by improving earning asset yields, and focus on increasing low-cost deposits as a percentage of total deposit balances and, to a lesser degree, a slightly improved interest rate environment in 2007 versus 2006. Another contributor to a higher net income before provision for income taxes for 2007 was a one-time recovery from a previously charged-off loan. This recovery resulted in a net reversal of loan loss provision for the year of $238.5 thousand, pre-tax or $157 thousand, net of taxes. In 2006, a similar one-time recovery of a previously charged-off loan resulted in a net provision recovery of $316.1 thousand, pre-tax or $209 thousand, net of taxes. Exclusive of the one-time provision recoveries for each year, net income for 2007 improved by $80 thousand or 2.5%, as compared to 2006.

The following table summarizes the net changes in the income statement as discussed above:

(in thousands)	2007	2006	Net Change	Percent Change
Return on Average Assets	1.19%	1.21%	(.02)	(1.65)%
Return on Average Equity	9.38%	9.72%	(.34)	(3.50)%
Net interest income	$ 10,831	$ 10,712	$ 119	1.12%
Provision for (Recovery of) loan losses	(238)	(316)	78	24.68%
Non-interest income	2,406	2,306	100	4.34%
Non-interest expense	8,713	8,650	63	0.73%
Net income before provision for income taxes	4,762	4,684	78	1.67%
Income taxes	1,367	1,317	50	3.79%
Net Income	$ 3,395	$ 3,367	$ 28	0.83%
Net Income, exclusive of one-time provision recoveries	$ 3,238	$ 3,158	$ 80	2.53%

Net Interest Income

Net interest income, the amount by which interest income on interest earning assets exceeds interest expense on interest bearing liabilities, is the most significant component of the Company's earnings. Net interest income is the function of several factors consisting of changes in the volume and composition (mix) of interest earning assets, funding sources, and market interest rates. While management's policies influence these factors, external forces such as customer needs and demands, competition and economic and monetary policies of the Federal Reserve Board are also contributing forces.

The following two tables provide information needed to understand the impact on net interest income as it relates not only to changes in mix but also the impact from the combination of changes in rate and volume. As illustrated in the tables below, net interest income increased $119,000 in 2007 which was the result of a higher volume of earning assets and interest-bearing liabilities than the average balances of each category for 2006. Rates for earning assets grew 35 basis points in 2007 as compared to 2006, however, interest-bearing liabilities increased by 49 basis points from 2006 or 14 basis points greater than earning assets.

The increase in volume on interest earning assets is primarily the result of executing of the Company's strategic plan aimed at profitable growth of the Bank, with the focus of managing the net interest margin and high asset quality. The increase in interest bearing liability costs is primarily the result of higher short-term interest rates. The Company's efforts are still to focus on growing low-cost deposits, provided these efforts are consistent with our goal of managing the overall interest margin.

Rate/Volume Analysis

The following table depicts the changes in interest income and expense caused by variations in the volume and mix of these assets and liabilities, as well as changes in interest rates when compared to the previous period.

	2007 vs. 2006			2006 vs. 2005		
	Increase/	Change Due To:		Increase/	Change Due To:	
(In thousands)	(Decrease)	Rate	Volume	(Decrease)	Rate	Volume
Assets:						
Loans	$ 1,130	$ 913	$ 216	$ 1,453	$ 1,119	$ 334
Securities available for sale	82	50	32	124	75	49
Restricted securities	(11)	-	(11)	22	25	(2)
Federal funds sold and other	113	(9)	122	(32)	86	(118)
Total interest-earning assets	1,314	954	359	1,567	1,305	263
Liabilities:						
Demand deposits	(2)	-	(2)	(2)	(1)	(1)
Savings deposits	174	160	14	76	96	(20)
Time deposits	1,020	834	186	1,045	977	68
Other borrowings	12	(17)	29	132	37	95
Total interest-bearing liabilities	1,204	977	227	1,251	1,109	142
Net interest income	$ 110	$ (23)	$ 132	$ 316	$ 196	$ 121

Average Balance Sheet Data

(In thousands)	2007 Average Balance	2007 Interest	2007 Yield/ Rate	2006 Average Balance	2006 Interest	2006 Yield/ Rate	2005 Average Balance	2005 Interest	2005 Yield/ Rate
	Years Ended December 31								
ASSETS									
Interest earning assets:									
Loans	$207,317	$15,194	7.33%	$204,224	$14,064	6.89%	$199,058	$12,611	6.34%
Securities Available for Sale	48,264	2,290	4.74%	47,575	2,208	4.64%	46,507	2,084	4.48%
Restricted Securities	638	34	5.33%	834	44	5.28%	910	21	2.31%
Federal funds sold and other	4,918	249	5.06%	2,515	136	5.41%	5,414	168	3.10%
Total interest earning assets	261,137	17,767	6.80%	255,148	16,452	6.45%	251,889	14,884	5.91%
Non-interest earning assets:									
Cash and due from banks	9,495			7,445			8,989		
Premises and equipment, net	7,952			7,477			7,287		
Other assets	9,832			10,022			9,765		
Less allowance for loan losses	(1,933)			(1,986)			(2,178)		
TOTAL	$286,483			$278,106			$275,752		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Interest bearing liabilities:									
Demand deposits	$35,524	$56	0.16%	$36,923	$58	0.16%	$37,521	$60	0.16%
Savings deposits	34,818	391	1.12%	32,853	217	0.66%	37,690	141	0.37%
Time deposits	135,212	6,035	4.46%	130,504	5,015	3.84%	128,338	3,970	3.09%
Other borrowings	5,953	210	3.53%	5,152	198	3.84%	2,451	66	2.69%
Total interest bearing liabilities	211,507	6,692	3.16%	205,432	5,488	2.67%	206,000	4,237	2.06%
Non-interest bearing liabilities:									
Demand deposits	36,422			36,190			33,503		
Other	2,365			1,849			2,976		
	250,294			243,471			242,479		
Shareholders' equity	36,189			34,635			33,273		
TOTAL	$286,483			$278,106			$275,752		
Net interest earnings		$11,075			$10,964			$10,647	
Interest rate spread			3.64%			3.78%			3.86%
Net interest margin			4.24%			4.30%			4.23%

Notes: Tax-exempt interest income for investment securities has been adjusted to a tax-equivalent basis, resulting in an increase in interest income of $243, $252 and $277 for 2007, 2006 and 2005 respectively

Non-Accrual loans are included in average loans outstanding.

Noninterest Income

The Company's noninterest income increased 4.3% to $2.4 million in 2007, compared to $2.3 million in 2006, which is an increase of $100 thousand. When non-interest income is viewed exclusive of net gains on other real estate owned and investment securities gains, the result for 2007 is $2.391 million as compared to $2.189 million, an increase of $202 thousand or 9.2% as compared to 2006. With the exception of net gains, growth in noninterest income for 2007 is attributable to further growth in ATM transactions and increases in other fee services particularly in non-deposit investment services. The Company's strategic plan remains focused on expanding the level of services where fees can be charged and that serve to deepen the Bank's customer relationships, in its existing markets.

The following table illustrates the main revenue sources for non-interest income:

(in thousands)	2007	2006	Net Change	% of Yr/Yr Change
Service charges on deposit accounts	$ 1,268	$ 1,241	$ 27	2.2%
Gain on sale of investment fund	-	40	(40)	(100.0)%
Net gain on sales of loans	92	106	(14)	(13.2)%
Net gain (loss) on sale of OREO	15	77	(62)	(80.5)%
Income from bank owned life insurance	285	260	25	9.6%
ATM fees	412	286	126	44.1%
Other fees	334	296	38	12.8%
Total noninterest income	$ 2,406	$ 2,306	$ 100	4.3%
Total noninterest income, exclusive of net gains & losses.	$ 2,391	$ 2,189	$ 202	9.2%

Noninterest Expense

The Company's noninterest expense increased 0.7% to $8.7 million in 2007 from $8.6 million in 2006. The year ended December 31, 2007 reflected a full twelve months of operations for the South Hill, Virginia banking office; with operating and facilities expenses, including its five full-time staff included in this year's figures. In the third quarter of 2007, the Bank hired a commercial lender to staff the new Loan Production Office located in Midlothian, Virginia and this location opened in November 2007. Personnel costs in 2007 were higher due to full-year staffing of the South Hill office, cost-of-living and merit salary increases over 2006 ($138 thousand), higher costs of providing health insurance ($38 thousand) and matching 401-K contributions ($3 thousand). Included in personnel costs is the expense of security personnel at the Colonial Heights, Virginia banking office. For 2007 this additional cost was $55 thousand. Offsetting some of the personnel costs for 2007 as compared to 2006 was the deferral of costs associated with the accounting for loan origination costs under FAS 91 ($23 thousand) and lower pension expense ($23 thousand).

Total occupancy expense for 2007 was $554 thousand, which is the same amount for 2006. Building depreciation and utility costs were higher in 2007 as compared to 2006. Depreciation expense for 2007 was $217 thousand, an increase of $36 thousand over 2006, due mainly to the addition of the South Hill banking office. Utility costs, exclusive of phone services, totaled $95 thousand for 2007 or $21 thousand greater than 2006. The full-year utility cost of the South Hill banking office along with the higher electric usage due to warmer-than-normal temperatures resulted in the higher cost over 2006. Repairs and maintenance costs were $155 thousand for 2007, which is a decrease of $51 thousand from the $206 thousand incurred in 2006.

Total equipment expense for 2007 totaled $689 thousand or a decrease of $67 thousand from 2006. The reduction in cost was due to the elimination of rented postage meters ($17 thousand), the elimination or reduction of service maintenance agreements ($39 thousand), and the decrease need to purchase small equipment item in 2007 as compared to 2006 ($16 thousand). Equipment depreciation was higher by $6 thousand in 2007 from 2006 and much of this was related to the South Hill banking office.

Total other expenses for 2007 were $2.4 million, a decrease of 2.1% or $52 thousand from 2006 when the cost was $2.5 million. The overall decrease in other expense is the culmination of several steps taken by management to control operating costs. These initiatives included renegotiating existing contracts with vendors for more favorable pricing conditions or moving towards the use of new technology in operational areas that will, in the long term yield cost savings. The Bank renegotiated the local and long distance phone service at the end of 2006 and despite the addition of the South Hill banking office, telephone costs for 2007 were $93 thousand as compared to $109 thousand for 2006; a savings of $16 thousand. The strong asset quality of the loan portfolio is indicated by the fact that collection, foreclosure and OREO expenses for 2007 were $17 thousand, a decrease of $44 thousand from $61 thousand for 2006. Losses from fraudulent ATM transactions or checks were also down in 2007, totaling $14 thousand as compared to $28 thousand for 2006. In the first quarter of 2007, the Bank changed its internet banking provider, the new agreement is anticipated to provide cost savings and a more reliable internet banking platform. Internet banking expenses for 2007 were $118 thousand, which is an increase of $14 thousand as compared to 2006; all of this year-to-year increase was related to costs incurred as a result of one-time conversion costs. At the end of 2007, the Bank was in the process of renegotiating the software contract for its core loan and deposit system software, and its network communications contract. Both sets of contracts are due to expire in 2008 and management moved to start renewal negotiations with the expectation of negotiating pricing concessions and to take advantage of technology enhancements with regards to network communications. These contracts affect data processing and ATM expenses. The expense for 2007 totaled $477 thousand as compared to $362 thousand for 2006; an increase of $115 thousand. Over 52% of this expense is related to ATM-related costs that are primarily volume driven costs, based upon the numbers and types of ATM and check card transactions that are processed. Costs for 2007 also included the full-year effect of the higher VISA network pass-through fees.

The four main components of noninterest expense and their respective increases are detailed in the table below:

(in thousands)	2007	2006	Net Change	% of Yr/Yr Change
Salaries and employee benefits	$ 5,047	$ 4,865	$ 182	3.7%
Occupancy	554	554	-	0%
Equipment	689	756	(67)	(8.9)%
Other (1)	2,423	2,475	(52)	(2.1)%
Total non-interest expense	$ 8,713	$ 8,650	$ 63	0.7%

(1) Please reference Note 11 of the Consolidated Financial Statements for the principal components of Other Expenses.

Provision for Income Taxes

Income before income taxes includes both taxable income and tax-exempt income, including interest on municipal securities and bank-owned life insurance. The effective income tax rate, based on income before taxes is, therefore, lower than the statutory Federal income tax rate of 34%. Financial institutions in the Commonwealth of Virginia are not subject to a state income tax, rather, a franchise tax is assessed and paid. The cost of the franchise tax is recorded as part of the Other Expense category discussed above. The effective income tax rate increased to 28.7% in 2007 from 28.1% in 2006 and from 25.5% in 2005. Income taxes for 2007 increased to $1,367,000 from $1,317,000 in 2006 and $1,060,000 in 2005 as a result of higher pre-tax net earnings and a decline in tax-exempt investments and loans as a percentage of total assets.

Loans

The Bank uses the funds generated from deposits, short-term FHLB advances, combined with investment portfolio liquidity to support its lending activities and it competes aggressively for loans in its market areas. Loan originations for 2007 totaled $73.6 million or a 14% decrease over the $85.5 million originated in 2006. Despite the double-digit decrease in loan origination activity, total loans at December 31, 2007 totaled $211.3 million or an increase of $11.1 million from the $200.2 million at December 31, 2006. (The Bank does not make loans outside of the United States.)

Loans are made predominantly to residents and businesses located in the Company's trade area. Approximately 80% of the loan portfolio on December 31, 2007 was composed of real estate secured loans.

The following table shows the Company's loan distribution at the end of each of the last five years.

	December 31				
(In thousands)	2007	2006	2005	2004	2003
Loans:					
Commercial & Agricultural	$23,643	$20,324	$23,884	$26,464	$24,492
Commercial Real Estate	53,362	48,358	54,549	50,624	39,028
Real Estate – Mortgage	96,830	95,601	92,158	93,002	87,579
Real Estate – Construction	18,697	17,510	11,888	10,767	5,040
Consumer	18,798	18,376	17,887	17,381	19,308
Total Loans	$211,330	$200,169	$200,366	$198,238	$175,447

The Company does not engage in highly leveraged transactions. Commitments to extend credit and standby letters of credit to customers in the normal course of business totaled $32.5 million at December 31, 2007. (See Financial Instruments with Off-Balance Sheet Risk discussion).

The following table shows the maturities of loans outstanding as of December 31, 2007.

(In thousands)	Within One Year	Maturing After One But Within Five Years	After Five Years	Total
Commercial & Agricultural	$11,126	$ 7,279	$ 5,238	$23,643
Commercial Real Estate	14,618	34,845	3,899	53,362
Real Estate – Mortgage	22,094	51,729	23,007	96,830
Real Estate – Construction	9,423	7,910	1,364	18,697
Consumer	2,492	14,998	1,308	18,798
Total Loans	$59,753	$116,761	$34,816	$ 211,330
Maturities after one year with:				
Fixed interest rates		$93,728	$15,138	$108,866
Variable interest rates		$23,033	$19,678	$ 42,711

Asset Quality

The Allowance for Loan Losses is maintained at a level that management believes is adequate after considering portfolio and economic conditions, delinquency trends, past loan loss experience, the volume of loans, as well as other factors deserving recognition. After considering these factors, the Allowance for Loan Losses was set at $1.950 million at year end 2007. This is an increase of $15 thousand from December 31, 2006 and $4 thousand lower than December 31, 2005. A settlement agreement reached between the Bank and the guarantors of a consumer loan charged off in 1988 was primary in the recovery of previously charged loan loss provision totaling $238 thousand. The Bank experienced a similar recovery of loan loss provision totaling $316 thousand for 2006, which was the result of a settlement agreement with guarantors of a commercial loan. On December 31, 2007, the Allowance was 0.92% of total loans down from 0.97% one year earlier. Despite the increase of $157 thousand in non-accrual and impaired loans at December 31, 2007 as compared to December 31, 2006, the specific reserves established for impaired loans decreased during this period. The decrease in specific reserves is the result of several factors related to individual loans. Several credits with large reserve allocations improved due to one or more of the following factors: loan payoff, improved payment performance, or significant curtailment of the outstanding principal balance. As a result of these improvements in asset quality, the Allowance for Loan Losses at December 31, 2007 was 0.92% of total loans, a decrease of 5 basis points from 0.97% at December 31, 2006.

The following table shows the allocation of the allowance for loan losses at the dates indicated. The allocation of portions of the allowance to specific categories of loans is not intended to be indicative of future losses, and does not restrict the use of the allowance to absorb losses in any category of loans.

Allocation of Allowance for Loan Losses

	2007		2006		2005		2004		2003	
(In thousands)	Amount	Percent of total Loans	Amount	Percent of total Loans	Amount	Percent of total Loans	Amount	Percent of total Loans	Amount	Percent of total Loans
Commercial real estate loans	$ 1,031	25.25%	$ 913	24.16%	$ 693	27.22%	$ 955	25.54%	$ 1,232	22.24%
Real estate 1-4 family loans	351	45.82%	315	47.76%	174	46.00%	159	46.91%	257	49.92%
Real estate construction loans	108	8.85%	97	8.75%	319	5.93%	116	5.43%	61	2.87%
Commercial loans	346	11.18%	452	10.15%	592	11.92%	1,320	13.35%	609	13.96%
Consumer loans	114	8.90%	158	9.18%	176	8.93%	190	8.77%	212	11.01%
Balance End of Period	$ 1,950	100.00%	$ 1,935	100.00%	$ 1,954	100.00%	$ 2,740	100.00%	$ 2,371	100.00%

Loan portfolio risks are monitored by management. A credit review of outstanding loans and loan collateral is performed by management in order to identify potential losses. Non-accrual and impaired loans were $2,099,000 and $1,942,000 at December 31, 2007 and December 31, 2006, respectively. It is the Company's policy to put loans on a non-accrual basis once they are past due 90 days or more unless they are well secured and in the process of collection.

At year end 2007, management was monitoring loans considered to be impaired (under Statement 114) totaling $1,501,000, of which $581,000 are on a non-accrual status. They are followed closely, and management at present believes the allowance for loan losses is adequate to cover anticipated losses that may be attributable to these loans. Various forms of collateral are held as security on the loans.

Non-Performing Assets Summary

(In thousands)	December 31 2007	2006	2005	2004	2003
Non-accrual and impaired loans	$2,099	$1,942	$1,695	$2,189	$1,972
Restructured loans	-	-	-	-	-
OREO	-	85	200	-	-
Total non-performing assets	$2,099	$2,027	$1,895	$2,189	$1,972
Loans past due 90 days and accruing interest	$0	$0	$242	$51	$932

Other Real Estate Owned (OREO) balances represent the lower of cost or appraised value less cost to sell of real estate acquired through foreclosure by the Bank. The Bank regularly evaluates the carrying value of such assets and adjusts the balances as required. The Bank actively markets such properties to reduce potential losses and expenses related to carrying these assets. As of December 31, 2007, the Bank did not have any OREO properties.

Loan Charge-offs and Recoveries Summary

In 2007, recoveries exceeded charge-offs by $253,000, compared to $297,000 in 2006, as illustrated in the table below. The following table further summarizes the Company's loan loss experience for the preceding five years:

Five-Year Loan Charge-offs and Recoveries Summary

(In thousands)	December 31 2007	2006	2005	2004	2003
Balance at January 1,	$1,935	$1,954	$2,740	$2,371	$2,925
Charge-offs:					
Commercial & Agricultural	10	21	872	23	754
Real Estate	16	52	377	292	45
Consumer	105	82	138	153	119
Total Charge-Offs	**$ 131**	**$ 155**	**$1,387**	**$ 468**	**$ 918**
Recoveries:					
Commercial & Agricultural	$ 1	$ 371	$ 141	$ 33	$ 7
Real Estate	5	3	138	4	3
Consumer	378	78	114	97	104
Total Recoveries	**$ 384**	**$ 452**	**$ 393**	**$ 134**	**$ 114**
Net Charge-offs (Recoveries)	**$ (253)**	**$ (297)**	**$ 994**	**$ 334**	**$ 804**
Provision for loan losses	$ (238)	$ (316)	$ 208	$ 703	$ 250
Balance at December 31,	**$ 1,950**	**$ 1,935**	**$1,954**	**$2,740**	**$2,371**
Ratio of net charge-offs to average loans outstanding	(0.12%)	(0.14%)	0.50%	0.18%	0.48%

On December 10, 2007, the Bank entered into a settlement agreement with guarantors of a consumer loan that was charged off in November 1989. The agreement called for a cash settlement of $320,000. After recognizing this settlement as a recovery, management determined that the Allowance for Loan Losses was excessive based upon the normal calculations performed to determine the adequacy of the Allowance. The amount determined to be in excess was $238 thousand and it was reversed from the Allowance by crediting the Provision for Loan Losses.

Investments

The Company's purchases and sales of investments are managed in conjunction with other uses of funds, liquidity provisions, and investment market conditions. The information provided below represents the consolidated view of the investment portfolios for both the Company and the Bank.

Investment Securities Portfolio

(In thousands)	December 31 2007	2006	2005
U.S. Treasury and other U.S. Government agencies and mortgage-backed securities	$29,844	$32,336	$28,122
State and political subdivisions	15,142	15,284	15,649
Other	3,466	3,458	3,483
Total	$48,452	$51,078	$47,254

Projected Maturities for Investment Securities Portfolio

	Within One Year		After One Year Within Five Years		After Five But Within Ten Years		After Ten Years	
(In thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
U.S. Treasury and other U.S. government agencies and mortgage-backed securities	$5,988	3.28%	$10,183	4.16%	$2,465	4.52%	$11,208	5.55%
State and political subdivisions	-	0.00%	7,638	5.04%	4,733	5.17%	2,771	6.00%
Other	2,003	3.46%	1,463	3.49%	-	0.00%	-	0.00%
Total	$7,991		$19,284		$7,198		$13,979	

Mortgage backed securities in the amount of $13,464,000 are included in the above table based on expected weighted average maturities.

At December 31, 2007 and 2006, investment securities with a book value of $18,435,000 and $11,675,000, respectively, were pledged to collateralize public deposits and for other purposes.

All investment in debt securities are classified as available for sale and are carried at fair value adjusted for amortization of premiums and accretion of discounts. By carrying the investment portfolio as available for sale, management has the opportunity to react to changing liquidity needs and market conditions.

Deposits

Total average deposits increased $5.5 million or 2.3% in 2007. During 2007, average noninterest demand deposit balances increased $232 thousand for an average of $36.4 million during 2007 as compared to an average balance of $36.2 million for 2006. Management places an emphasis on increasing lower cost deposit account balances as a means of controlling the impact of higher short-term rates on the interest margin. Average interest-bearing deposit accounts and savings accounts increased $0.5 million for an average balance of $70.3 million for 2007 as compared to an average balance of $69.8 million for 2006; or an increase of 0.7%. Average time deposits for 2007 were $135.2 million, or an average balance increase of $4.7 million as compared to the average balance for 2006 of $130.5 million.

Average Deposits and Rates Paid

(In thousands)	2007 Amount	2007 Rate	2006 Amount	2006 Rate	2005 Amount	2005 Rate
Non-interest bearing demand deposits	$36,422		$36,190		$33,503	
Interest bearing demand deposits	35,524	0.16%	36,923	0.16%	37,521	0.16%
Savings deposits	34,818	1.12%	32,853	0.66%	37,690	0.37%
Time deposits	135,212	4.46%	130,504	3.84%	128,338	3.09%
Total	$241,976	2.68%	$236,470	2.24%	$237,052	1.79%

The Company's time deposits with balances of $100,000 or more totaled $53.0 million at December 31, 2007, and comprised 21.8% of the Company's total deposits. These time deposits were maintained predominantly by long-time customers located in the Company's trade area.

Maturity Projection of Time Deposits over $100,000

(In thousands)	December 31 2007
3 months or less	$ 14,864
Over 3 months through 12 months	25,113
Over 1 year through 3 years	5,691
Over 3 years	7,376
Total	$ 53,044

Financial Instruments with Off Balance Sheet Risk

The Company is a party to credit related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and commercial letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets.

The Company's exposure to credit loss is represented by the contractual amount of these commitments. The Company follows the same credit policies in making commitments as it does for on-balance-sheet instruments. At December 31, 2007 and 2006, the following financial instruments were outstanding whose contract amounts represent credit risk:

Outstanding Financial Instruments with Credit Risk

(In thousands)	December 31 2007	December 31 2006
Commitments to extend credit	$ 30,917	$ 39,240
Standby letters of credit	1,539	977

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Company, is based on management's credit evaluation of the customer.

Unfunded commitments under commercial lines-of-credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines-of-credit may be secured or unsecured with varied maturities based upon product type, collateral, and credit worthiness of the borrower.

Standby letters-of-credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those letters-of-credit are primarily issued to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters-of-credit is essentially the same as that involved in extending loan facilities to customers. The Bank generally holds collateral supporting those commitments if deemed necessary.

Liquidity

Liquidity assesses the Company's ability to meet financial obligations consisting of lending commitments, deposit outflows, operational expenses and contingencies that arise during the normal course of business. Liquidity is also defined as the Company's ability to meet the borrowing and deposit withdrawal requirements of the customers of the Company in addition to meeting current and planned expenditures. The Company's liquidity is derived primarily from its deposit base and equity capital and is provided through the Company's cash, balances in correspondent banks, federal funds sold, investments maturing or repaying within one year and securities available for sale. The Company's growth has continued to be funded primarily through these sources.

As of December 31, 2007, approximately $86.3 million or 41% of the loan portfolio will mature or re-price within one year. Maturities and principal repayments from the investment securities portfolio that are expected within one year are approximately $19.4 million, or 40% of the investment portfolio. Expected liquidity of approximately $105.7 million from the loan and investment portfolios, within the next year, is scheduled to provide a steady flow of funds to meet deposit withdrawals or loan demand. Additionally, a cash reserve is maintained, usually in the form of overnight investments in federal funds. During 2007, the Company was a seller of Federal funds in daily average amounts of $2.1 million.

Other sources of liquidity available to the Company include its capacity to borrow additional funds when necessary. Federal funds lines of credit are maintained with four correspondent banks however the Company did not have any amount outstanding as of December 31, 2007. As of December 31, 2007, the Company has the following lines of credit available:

Federal Home Loan Bank of Atlanta	$32,890,000
Community Bankers Bank	11,400,000
SunTrust	8,000,000
Federal Reserve Bank of Richmond	3,259,000
Total Federal Funds Lines	$55,549,000

As a result of the Company's management of liquid assets and the ability to generate liquidity through liability funding, management believes the Company maintains overall liquidity sufficient to satisfy its depositors' requirements and meet its clients' credit needs.

Capital Resources

The Company's principal source of capital is generated through retained earnings. In 2007, $1,810,000, or 53%, of earnings were retained and added to the capital of the Company.

Capital growth has historically benefited from a conservative dividend policy. In 2007 the dividend payout represented 47% of net income. The Company's current Dividend Policy limits annual dividend payouts to no more than 60% of the net earnings for the trailing four calendar quarters. The ratio of average equity to average assets was 12.63% in 2007, compared to 12.45% in 2006. Stockholders' equity was $37,331,000 on December 31, 2007.

The Company's Tier I Leverage ratio was 12.9%. The Tier I risk-based capital ratio for the Company was 19.0% on December 31, 2007 while the Tier II or total risk-based capital ratio was 19.9%. Both Tier I and total risk-based capital ratios at December 31, 2007 exceeded regulatory risk-based capital requirements by substantial margins and the Company continues to be well capitalized.

Cash dividends totaling $1,585,000 were declared in 2007 which represents a payout ratio of 47% compared to a payout ratio of 50% in 2006. It is anticipated that internally generated funds will cover any capital improvements in 2008. The Company believes its liquidity and capital resources are more than adequate to meet its cash requirements for the foreseeable future.

The Board of Directors authorized a stock repurchase plan to begin on September 1, 2007. The plan is intended to provide additional liquidity in the trading of the Company's stock and to provide the Company with opportunities to reduce the number of shares outstanding. (Additional information on the stock repurchase plan is discussed in Part II, Item 5, earlier in this report.)

Contractual Obligations as of December 31, 2007

The following table presents the Company's contractual obligations and scheduled payments due at various intervals over the next five years and beyond:

Payments Due by Period

(In thousands)	Total	Less than 1 year	1-3 years	3-5 years	Over 5 years
Short-term borrowings	$ 7,324	$ 7,324	$ -	$ -	$ -
Operating leases	62	48	14	-	-
Software Agreements	527	240	210	77	-
Total	$ 7,913	$ 7,612	$ 224	$ 77	$ -

Capital Expenditures

Capital expenditures were $419 thousand in 2007 compared to $1.5 million in 2006. The capital expenditures in 2007 were focused on planned building repairs and improvements such as handicap accessibility and a new roof for the Main Office facility, the planned renovation of two banking offices, the replacement of outdated security surveillance systems with digital systems, and the planned enhancement of certain computer workstations. The capital expenditures in 2006 were primarily due to the acquisition and renovation of the Bank's eleventh banking office in South Hill, Virginia, as well as, remodeling costs for the banking office located at 1575 South Main Street in Blackstone, Virginia and acquisition costs for improvements and expansion of the Bank's information technology infrastructure.

Capital expenditures are projected to be approximately $653 thousand in 2008, which includes the installation of a remote ATM, continued handicap accessibility at the Main Office and in certain banking offices, the implementation of branch capture technology, and complete the installation of the digital security surveillance systems in the remaining banking offices.

Inflation

In financial institutions virtually all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on a bank's performance than the effects of general levels of inflation since interest rate movement is not necessarily affected by inflation.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the potential risk to earnings and/or to the economic value of equity due to changes in interest rates and other market conditions as they relate to the financial industry. The Company's market risk exposure is primarily its exposure to interest rate risk (IRR). The measuring, monitoring and management of IRR is the responsibility of the Asset Liability Management Committee (the ALCO). The Board of Directors of the Company has delegated responsibility for asset liability management to the ALCO whose main objectives are to manage IRR while optimizing earnings through net interest income and management of the balance sheet. The Company uses a simulation model on a quarterly basis to measure IRR. This model utilizes the Company's financial data and various management assumptions and projections as they relate to growth, interest rates, noninterest income and noninterest expenses in order to forecast the interest sensitivity of the Company and its potential impact on net interest income, earnings and equity. The model projects a "most likely" forecast which is then "shocked" with various interest rate increases and decreases in order to project the *short term* effects on net interest income and net income. The model also projects the effects on the economic value of equity (EVE) of the Company using the same interest rate increases and decreases. The EVE sensitivity measure is a measure of the *long-term* risk of the bank.

As of December 31, 2007, the Company's *earnings sensitivity* analysis indicates that the Company remains asset sensitive for the first quarter of 2008 and the balance sheet becomes liability sensitive for the remainder of 2008. The ALCO adopted an interest rate forecast that called for a gradually declining short-term interest rates starting between the first and second quarters of 2008. Therefore, being asset sensitive in a steady rate environment would not impact net interest income and the balance sheet becomes liability sensitive at a time when rates are anticipated to decline. Being liability sensitive in a declining rate environment will have a positive impact on net interest income as rates decline. The Company's asset/liability model analysis, as of December 31, 2007, indicates that the Company within the next 12 months will be asset sensitive for the first quarter and then become liability sensitive for at least the remainder of 2008. The Company's balance sheet becomes asset sensitive after 12 months and up to 5 years.

Since the earnings model uses numerous assumptions regarding the effect of changes in interest rates, on the timing and extent of re-pricing characteristics, future cash flows and customer behavior, the model cannot precisely estimate net interest income and the effect on net income from sudden changes in interest rates. Actual results will differ from simulated results due to the timing, magnitude and frequency of interest rate changes and changes in market conditions and management strategies, among other factors. The model simulation results presented below are based upon the instaneous increase or decrease (shock) of current interest rates. This method meets regulatory requirements. The Company's management does recognize that rate shocks represent the most severe of interest rate change scenarios, and has viewed past modeling results using a "rate ramping" methodology that illustrates the effect of interest rate changes over a period of 12 months, rather than overnight. The model utilizes current market interest rates to measure against the Company's portfolio rates for earning assets, deposits and other interest sensitive liabilities in order to compute the economic value of equity.

Summary Interest Rate Risk Measures

	December 31	
	2007	2006
Net Interest Income – 12-month simulation:		
+200 basis point shock vs. current rates	+2.3%	+ 5.6%
- 200 basis point shock vs. current rates	- 5.1%	- 8.9%
Net Income – 12-month simulation:		
+200 basis point shock vs. current rates	+ 5.0%	+13.0%
-200 basis point shock vs. current rates	- 11.5%	- 20.5%
Economic Value of Equity change:	**($ in thousands)**	
Book Value of Equity at current rates	$ 37,331	$ 35,057
Market Value of Equity at current rates	$ 48,635	$ 52,954
+200 basis point shock vs. current rates	- 1.9%	- 2.2%
-200 basis point shock vs. current rates	- 4.7%	- 5.1%

The following static gap table illustrates the Company's interest rate sensitivity between interest earnings assets and interest-bearing liabilities over time:

INTEREST SENSITIVITY GAP ANALYSIS

	At December 31, 2007 (In thousands)					
	Within 90 Days	91 to 365 Days	1 to 2 Years	2 to 5 Years	Over 5 Years	Total Institution
Earning Assets						
Securities, at fair value	$ 10,032	$ 9,418	$ 11,573	$ 11,132	$ 6,297	$ 48,452
Restricted securities	631	-	-	-	-	631
Federal funds sold	344	-	-	-	-	344
Interest-bearing deposits in banks	2,002	-	-	-	-	2,002
Loans, net of unearned income	55,697	30,568	65,359	42,430	17,276	211,330
Total earning assets	$ 68,706	$ 39,986	$ 76,932	$ 53,562	$ 23,573	$ 262,759
Interest-bearing Liabilities						
NOW Accounts	$ 1,637	$ 3,110	$ 3,110	$ 9,330	$ 15,633	$ 32,820
Money market accounts	1,001	4,003	4,003	9,007	2,002	20,016
Savings accounts	811	1,541	1,541	4,623	7,706	16,222
Time deposits	26,658	67,566	19,036	23,177	-	136,437
Short term borrowings	7,324	-	-	-	-	7,324
Total interest-bearing liabilities	$ 37,431	$ 76,220	$ 27,690	$ 46,137	$ 25,341	$ 212,819
Cumulative interest sensitivity gap	**$ 31,275**	**$(4,959)**	**$ 44,283**	**$ 51,708**	**$ 49,940**	
Cumulative GAP / total earning assets (%)	11.90%	(1.89)%	16.85%	19.68%	19.01%	

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The following financial statements are filed as a part of this report following Item 15 below:

Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of December 31, 2007 and 2006
Consolidated Statements of Income for the Years Ended December 31, 2007, 2006 and 2005
Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31, 2007, 2006 and 2005
Consolidated Statements of Cash Flows for the Years Ended December 31, 2007, 2006 and 2005
Notes to Consolidated Financial Statements

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

As of December 31, 2007, the Company carried out an evaluation, under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, of the design and operation of the disclosure controls and procedures. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures are effective.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.

Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records which accurately and fairly reflect, in reasonable detail, the transactions of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are made in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Any system of internal control, no matter how well designed, will have inherent limitations, such as the possibility of unintentional human error or intentional circumvention of overriding control. Therefore, any system of internal control can provide only a reasonable assurance as to the effectiveness of the internal control over financial reporting. Further, because of changes in conditions, internal control effectiveness may vary over time.

The Company's management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. This assessment was based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2007.

Based on current requirements of the Securities and Exchange Commission, the Company's system of internal control over financial reporting is not required to be audited by an independent registered public accounting firm until the year ending December 31, 2008.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Pursuant to General Instruction G(3) of Form 10-K, the information required by this Item is incorporated by reference to the Company's definitive Proxy Statement for the 2008 Annual Meeting of Shareholders to be filed within 120 days of the end of the fiscal year.

ITEM 11. EXECUTIVE COMPENSATION

Pursuant to General Instruction G(3) of Form 10-K, the information required by this Item is incorporated by reference to the Company's definitive Proxy Statement for the 2008 Annual Meeting of Shareholders to be filed within 120 days of the end of the fiscal year.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Pursuant to General Instruction G(3) of Form 10-K, the information required by this Item is incorporated by reference to the Company's definitive Proxy Statement for the 2008 Annual Meeting of Shareholders to be filed within 120 days of the end of the fiscal year.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPEDENCE

Pursuant to General Instruction G(3) of Form 10-K, the information required by this Item is incorporated by reference to the Company's definitive Proxy Statement for the 2008 Annual Meeting of Shareholders to be filed within 120 days of the end of the fiscal year.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Pursuant to General Instruction G(3) of Form 10-K, the information required by this Item is incorporated by reference to the Company's definitive Proxy Statement for the 2008 Annual Meeting of Shareholders to be filed within 120 days of the end of the fiscal year.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) (1) and (2). The response to this portion of Item 15 is submitted as a separate section of this report.

(3) Exhibits.

Exhibit No.	Description
3.1	Restated Articles of Incorporation of the Company (restated in electronic format only through June 10, 2004) (incorporated by reference to Exhibit 3.1 to the Company's Form 10-K, filed April 1, 2005).
3.2	Amended Bylaws of the Company, restated in electronic format as of June 28, 2006 (incorporated by reference to Exhibit 3.1 to the Company's Form 8-K, filed June 30, 2006).
10.1	Management Continuity Agreement dated as of May 2, 2005 between the Company and Ronald E. Baron (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K, filed May 13, 2005).
10.2	Management Continuity Agreement dated as of March 28, 2003 between the Company and Joseph D. Borgerding (incorporated by reference to Exhibit 10.2 to the Company's Form 10-K, filed April 5, 2006).
10.3	Amendment to Management Continuity Agreement between the Company and Joseph D. Borgerding, dated April 26, 2006 (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q, filed August 14, 2006).
21.1	Subsidiary of the Company (filed herewith).
31.1	Certification of Principal Executive Officer Pursuant to Rule 13a-14(a) (filed herewith).
31.2	Certification of Principal Financial Officer Pursuant to Rule 13a-14(a) (filed herewith).
32.1	Statement of Principal Executive Officer Pursuant to 18 U.S.C. § 1350 (filed herewith).
32.2	Statement of Principal Executive Officer Pursuant to 18 U.S.C. § 1350 (filed herewith).

(b) Exhibits - - See Item 15(a)(3) above.

(c) Financial Statement Schedules - - See Item 15(a)(2) above.

Citizens Bancorp of Virginia, Inc.

Blackstone, Virginia

CONSOLIDATED FINANCIAL REPORT

DECEMBER 31, 2007

Citizens Bancorp of Virginia, Inc.

CONTENTS

Yount Hyde & Barbour
Certified Public Accountants
and Consultants

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Citizens Bancorp of Virginia, Inc. and Subsidiary
Blackstone, VA

We have audited the consolidated balance sheets of Citizens Bancorp of Virginia, Inc. and Subsidiary as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Citizens Bancorp of Virginia, Inc. and Subsidiary as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.

We were not engaged to examine management's assertion about the effectiveness of Citizens Bancorp of Virginia and Subsidiary's internal control over financial reporting as of December 31, 2007 included in the accompanying *Management's Report on Internal Control Over Financial Reporting* and, accordingly, we do not express an opinion thereon.

Yount, Hyde & Barbour, P.C.

Winchester, Virginia
March 25, 2008

CITIZENS BANCORP OF VIRGINIA, INC. AND SUBSIDIARY

Consolidated Balance Sheets
December 31, 2007 and 2006

Assets	**2007**	**2006**
Cash and due from banks	$ 11,769,175	$ 8,317,738
Interest-bearing deposits in banks	2,002,046	652,667
Federal funds sold	344,000	4,114,000
Securities available for sale, at fair market value	48,452,286	51,077,700
Restricted securities	630,600	632,300
Loans, net of allowance for loan losses of $1,949,731 in 2007 and $1,935,154 in 2006	209,380,672	198,234,190
Premises and equipment, net	7,761,568	8,033,034
Accrued interest receivable	1,856,584	1,820,235
Other assets	7,763,335	8,032,727
Total assets	$ 289,960,266	$ 280,914,591
Liabilities and Stockholders' Equity		
Liabilities		
Deposits:		
Noninterest-bearing	$ 37,512,214	$ 38,085,079
Interest-bearing	205,494,736	201,257,934
Total deposits	$ 243,006,950	$ 239,343,013
Short term borrowings	7,323,512	4,368,457
Accrued interest payable	1,540,268	1,373,640
Accrued expenses and other liabilities	758,998	772,176
Total liabilities	$ 252,629,728	$ 245,857,286
Commitments and Contingencies		
Stockholders' Equity		
Preferred stock, $0.50 par value; authorized 1,000,000 shares; none outstanding	$ --	$ --
Common stock, $0.50 par value; authorized 10,000,000 shares; issued and outstanding, 2,434,550 in 2007 and 2,440,750 in 2006	1,217,275	1,220,375
Additional paid-in capital	--	49,420
Retained earnings	36,416,195	34,653,959
Accumulated other comprehensive (loss), net	(302,932)	(866,449)
Total stockholders' equity	$ 37,330,538	$ 35,057,305
Total liabilities and stockholders' equity	$ 289,960,266	$ 280,914,591

The accompanying notes are an integral part of these consolidated financial statements.

CITIZENS BANCORP OF VIRGINIA, INC. AND SUBSIDIARY
Consolidated Statements of Income
For the Years Ended December 31, 2007, 2006 and 2005

	2007	2006	2005
Interest and Dividend Income			
Loans, including fees	$ 15,193,582	$ 14,063,457	$ 12,610,968
Investment securities:			
Taxable	1,575,063	1,467,666	1,285,326
Tax-exempt	471,684	488,811	522,300
Dividends	33,633	43,863	20,575
Federal funds sold	108,738	124,500	159,451
Other	140,288	11,563	8,320
Total interest and dividend income	$ 17,522,988	$ 16,199,860	$ 14,606,940
Interest Expense			
Deposits	$ 6,482,913	$ 5,290,645	$ 4,170,702
Short-term borrowings	209,524	197,909	66,688
Total interest expense	$ 6,692,437	$ 5,488,554	$ 4,237,390
Net interest income	$ 10,830,551	$ 10,711,306	$ 10,369,550
Provision for (recovery of) Loan Losses	(238,485)	(316,116)	208,000
Net interest income after provision for (recovery) of loan losses	$ 11,069,036	$ 11,027,422	$ 10,161,550
Noninterest Income			
Service charges on deposit accounts	$ 1,267,836	$ 1,241,456	$ 1,293,869
Gain on sale of investment fund	- -	40,016	- -
Net gain on sales of loans	91,949	106,339	58,486
Net gain (loss) on the sale of other real estate owned	15,000	76,790	(1,567)
Income from bank-owned life insurance	285,403	259,597	246,774
ATM fees	412,497	286,035	223,118
Other	333,616	295,877	255,563
Total noninterest income	$ 2,406,301	$ 2,306,110	$ 2,076,243
Noninterest Expenses			
Salaries and employee benefits	$ 5,046,924	$ 4,864,907	$ 4,553,107
Occupancy	554,460	554,029	436,162
Equipment	689,463	755,907	810,273
Other	2,422,635	2,475,222	2,275,328
Total noninterest expenses	$ 8,713,482	$ 8,650,065	$ 8,074,870
Income before income taxes	$ 4,761,855	$ 4,683,467	$ 4,162,923
Provision for income taxes	1,366,621	1,316,609	1,060,344
Net income	$ 3,395,234	$ 3,366,858	$ 3,102,579
Earnings Per Share, basic and diluted	$ 1.39	$ 1.38	$ 1.27

The accompanying notes are an integral part of these consolidated financial statements.

CITIZENS BANCORP OF VIRGINIA, INC. AND SUBSIDIARY

Consolidated Statements of Changes in Stockholders' Equity

For the Years Ended December 31, 2007, 2006 and 2005

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Compre-hensive Income (Loss)	Compre-hensive Income	Total
Balance at December 31, 2004	$ 1,220,375	$ 49,420	$ 31,357,497	$ (174,163)		$ 32,453,129
Comprehensive income:						
Net income	--	--	3,102,579	--	$ 3,102,579	3,102,579
Other comprehensive (loss), net of taxes						
Unrealized (losses) on securities available						
for sale, net of tax of $313,082	--	--	--	(607,748)	(607,748)	(607,748)
Total comprehensive income	--	--	--	--	$ 2,494,831	--
Cash dividends declared ($.61 per share)	--	--	(1,488,853)	--		(1,488,853)
Balance at December 31, 2005	$ 1,220,375	$ 49,420	$ 32,971,223	$ (781,911)		$ 33,459,107
Comprehensive income:						
Net income	--	--	3,366,858	--	$ 3,366,858	3,366,858
Other comprehensive income net of taxes						
Unrealized gains on securities available						
for sale, net of tax of ($129,017)	--	--	--	250,443	$ 250,443	250,443
Total comprehensive income	--	--	--	--	$ 3,617,301	--
Adjustment to intitally apply FASB Statement						
No. 158, in regard to pension plan,						
net of tax ($172,565)	--	--	--	(334,981)		(334,981)
Cash dividends declared ($.69 per share)	--	--	(1,684,122)	--		(1,684,122)
Balance at December 31, 2006	$ 1,220,375	$ 49,420	$ 34,653,959	$ (866,449)		$ 35,057,305
Comprehensive income:						
Net income	--	--	3,395,234	--	$ 3,395,234	3,395,234
Other comprehensive income, net of taxes						
Unrealized gains on securities available						
for sale, net of deferred taxes of ($236,204)	--	--	--	458,514	458,514	458,514
Change in unfunded pension liability, net						
of tax (54,092)	--	--	--	105,003	105,003	105,003
Total other comprehensive income	--	--	--	--	$ 563,517	--
Total comprehensive income	--	--	--	--	$ 3,958,751	--
Shares repurchased	(3,100)	(49,420)	(47,644)	--		(100,164)
Cash dividends declared ($.65 per share)	--	--	(1,585,354)	--		(1,585,354)
Balance at December 31, 2007	$ 1,217,275	$ --	$ 36,416,195	$ (302,932)		$ 37,330,538

The accompanying notes are an integral part of these consolidated financial statements.

CITIZENS BANCORP OF VIRGINIA, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2007, 2006, and 2005

	2007	2006	2005
Cash Flows from Operating Activities			
Net income	$ 3,395,234	$ 3,366,858	$ 3,102,579
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	690,196	648,791	742,517
Provision for (recovery of) loan losses	(238,485)	(316,116)	208,000
Gain on sale of investment fund	- -	(40,016)	- -
Net gain on sales of loans	(91,949)	(106,339)	(58,486)
Origination of loans held for sale	(7,545,800)	(8,863,700)	(4,895,100)
Proceeds from sales of loans	7,637,749	8,970,039	4,953,586
Net (gain) loss on sale of other real estate owned	(15,000)	(76,790)	1,567
Net amortization of securities	56,303	60,504	98,554
Deferred tax expense	44,386	90,461	189,763
Changes in assets and liabilities:			
(Increase) in accrued interest receivable	(36,349)	(114,319)	(197,123)
(Increase) decrease in other assets	(150,290)	376,914	(308,332)
Increase in accrued interest payable	166,628	499,150	199,610
Increase (decrease) in accrued expenses and other liabilities	145,917	(665,438)	2,601
Net cash provided by operating activities	$ 4,058,540	$ 3,829,999	$ 4,039,736
Cash Flows from Investing Activities			
Activity in available for sale securities:			
Sales and calls	$ 1,000,000	$ - -	$ 808,000
Maturities and prepayments	8,818,863	5,915,295	1,226,578
Purchases	(6,555,034)	(9,420,201)	(3,943,743)
Redemption (purchase) of restricted securities	1,700	51,300	(52,400)
Net (increase) decrease in loans	(10,907,997)	493,711	(3,400,833)
Purchases of land, premises and equipment	(418,730)	(1,507,364)	(490,426)
Proceeds from sale of other real estate owned	100,000	276,790	77,331
Net cash (used in) investing activities	$ (7,961,198)	$ (4,190,469)	$ (5,775,493)

The accompanying notes are an integral part of these consolidated financial statements.

CITIZENS BANCORP OF VIRGINIA, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

(Continued)

For the Years Ended December 31, 2007, 2006, and 2005

	2007	2006	2005
Cash Flows from Financing Activities			
Net increase (decrease) in deposits	$ 3,663,937	$ 6,066,351	$ (12,422,131)
Net increase (decrease) in short-term borrowings	2,955,055	(167,619)	3,272,069
Dividends paid	(1,585,354)	(1,684,122)	(1,464,446)
Repurchase of common stock	(100,164)	- -	- -
Net cash provided by (used in) financing activities	$ 4,933,474	$ 4,214,610	$ (10,614,508)
Net increase (decrease) in cash and cash equivalents	$ 1,030,816	$ 3,854,140	$ (12,350,265)
Cash and Cash Equivalents			
Beginning of year	13,084,405	9,230,265	21,580,530
End of year	$ 14,115,221	$ 13,084,405	$ 9,230,265
Supplemental Disclosures of Cash Flow Information			
Cash paid during the year for:			
Interest	$ 6,525,809	$ 4,989,404	$ 4,037,780
Income taxes	$ 1,082,732	$ 1,445,000	$ 822,044
Supplemental Disclosures of Noncash Investing and Financing Activities			
Other real estate acquired in settlement of loans	$ - -	$ 85,000	$ 278,898
Unrealized gains (losses) on securities available for sale	$ 694,718	$ 379,460	$ (920,830)
Minimum pension liability adjustment	$ 159,095	$ (507,546)	$ - -

The accompanying notes are an integral part of these consolidated financial statements.

Note 1. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Citizens Bancorp of Virginia, Inc. (the "Company") and its wholly-owned subsidiary, Citizens Bank and Trust Company (the "Bank"). All significant intercompany balances and transactions have been eliminated in consolidation.

Business

The Company conducts the general business of a commercial bank. The Company is chartered under the laws of the Commonwealth of Virginia and is a member of the Federal Reserve System. The Company's primary trade areas are in the Virginia counties of Nottoway, Amelia, Prince Edward, Chesterfield, Colonial Heights and Mecklenburg. The Company offers traditional lending and deposit products to businesses and individuals.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses.

The following is a summary of the significant accounting policies used in the preparation of the financial statements.

Cash and Cash Equivalents

For purposes of the statements of cash flows, cash and cash equivalents include cash and balances due from banks, interest-bearing deposits in banks and federal funds sold, all of which mature within ninety days.

Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost. Securities not classified as held to maturity, including equity securities with readily determinable fair values, are classified as "available for sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other than temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Restricted Securities

The Company is required to maintain an investment in the capital stock of certain correspondent banks. No ready market exists for this stock, and it has no quoted market value. The Company's investment in these stocks is recorded at cost.

Loans Held for Sale

Loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or fair value. Mortgage loans held for sale are sold with the mortgage servicing rights released by the Company.

The Company enters into commitments to originate certain mortgage loans whereby the interest rate on the loans is determined prior to funding (rate lock commitments). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. The period of time between issuance of a loan commitment and closing and the sale of the loan generally ranges from thirty to ninety days. The Company protects itself from changes in interest rates through the use of best efforts forward delivery commitments, whereby the Company commits to sell a loan at the time the borrower commits to an interest rate with the intent that the buyer has assumed interest rate risk on the loan. As a result, the Company is not exposed to losses nor will it realize significant gains related to its rate lock commitments due to changes in interest rates. The correlation between the rate lock commitments and the best efforts contracts is very high due to their similarity. Because of this high correlation, no gain or loss occurs on the rate lock commitments.

Loans

The Company grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans in the Virginia counties of Nottoway, Amelia, Prince Edward, Chesterfield, the City of Colonial Heights and Mecklenburg county. The ability of the Company's debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Other personal loans are typically charged off no later than 180 days past due. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed in a nonaccrual or charged off status are reversed against interest income in the period when the loan's status changes to nonaccrual or the loan is charged off. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that collectibility of the principal is unlikely. Subsequent recoveries, if any, are credited to the allowance.

The allowance is an amount that management believes will be adequate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio, based on an evaluation of the collectibility of existing loans and prior loss experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower's ability to pay. This evaluation does not include the effects of expected losses on specific loans or groups of loans that are related to future events or expected changes in economic conditions. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses, and may require the Company to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is impaired when it is probable, based on current information and events, that the Company will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement. Impaired loans are measured on an individual basis for commercial and construction loans based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses.

Large groups of smaller balance homogenous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

Premises and Equipment

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense is computed by the straight-line method over the estimated useful lives of the assets. Estimated useful lives of the assets range from 3 to 39 years. Major improvements are capitalized while maintenance and repairs are charged to expense as incurred.

Foreclosed Assets

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at the lower of carrying value or fair value less cost to sell at the date of foreclosure, thereby establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets. The Company had no foreclosed assets at December 31, 2007 and $85,000 in foreclosed assets at December 31, 2006.

Income Taxes

Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

Interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the statement of income.

Defined Benefit Pension Plan

The Company provides a noncontributory pension plan covering substantially all of the Company's employees who are eligible as to age and length of service. The Company funds pension costs in accordance with the funding provisions of the Employee Retirement Income Security Act.

Accumulated Other Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. However certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities and pension liability adjustments are reported as a separate component in the equity section of the balance sheet, as components of accumulated other comprehensive income. At December 31, 2006, the Company implemented FASB No. 158, requiring the recognition of the under-funded status of a company's defined benefit pension plan as a component of accumulated other comprehensive income, net of income taxes.

Earnings Per Share

Earnings per share are calculated based on the weighted-average number of common shares and common stock equivalents outstanding. The Company has no dilutive or potentially dilutive common stock equivalents. For the years ending December 31, 2007, 2006 and 2005, the weighted-average common shares outstanding were 2,439,505, 2,440,750 and 2,440,750, respectively.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred.

Reclassifications

Certain reclassifications have been made to prior period balances to conform to the current year presentation.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, but rather, provides enhanced guidance to other pronouncements that require or permit assets or liabilities to be measured at fair value. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those years. The FASB has approved a one-year deferral for the implementation of the Statement for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The Company does not expect the implementation of SFAS 157 to have a material impact on its consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)" (SFAS 158). This Statement requires that employers measure plan assets and obligations as of the balance sheet date. This requirement is effective for fiscal years ending after December 15, 2008. The other provisions of SFAS 158 were implemented by the Company as of December 31, 2006. The Company does not expect the implementation of the measurement date provisions of SFAS 158 to have a material impact on its consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS 159). This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective of this Statement is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The fair value option established by this Statement permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option may be applied instrument by instrument and is irrevocable. SFAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007, with early adoption available in certain circumstances. The Company does not expect the implementation of SFAS 159 to have a material impact on its consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), "Business Combinations" (SFAS 141(R)). The Standard will significantly change the financial accounting and reporting of business combination transactions. SFAS 141(R) establishes principles for how an acquirer recognizes and measures the identifiable assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) is effective for acquisition dates on or after the beginning of an entity's first year that begins after December 15, 2008. The Company does not expect the implementation of SFAS 141(R) to have a material impact on its consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, "Noncontrolling Interests in Consolidated Financial Statements an Amendment of ARB No. 51" (SFAS 160). The Standard will significantly change the financial accounting and reporting of noncontrolling (or minority) interests in consolidated financial statements. SFAS 160 is effective as of the beginning of an entity's first fiscal year that begins after December 15, 2008, with early adoption prohibited. The Company does not expect the implementation of SFAS 160 to have a material impact on its consolidated financial statements.

In September 2006, the Emerging Issues Task Force (EITF) issued EITF 06-4, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements." This consensus concludes that for a split-dollar life insurance arrangement within the scope of this Issue, an employer should recognize a liability for future benefits in accordance with SFAS 106 (if, in substance, a postretirement benefit plan exists) or APB Opinion No. 12 (if the arrangement is, in substance, an individual deferred compensation contract) based on the substantive agreement with the employee. The consensus is effective for fiscal years beginning after December 15, 2007, with early application permitted. The Company does not expect the implementation of EITF 06-4 to have a material impact on its consolidated financial statements.

In November 2006, the EITF issued "Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements" (EITF 06-10). In this Issue, a consensus was reached that an employer should recognize a liability for the postretirement benefit related to a collateral assignment split-dollar life insurance arrangement in accordance with either SFAS 106 or APB Opinion No. 12, as appropriate, if the employer has agreed to maintain a life insurance policy during the employee's retirement or provide the employee with a death benefit based on the substantive agreement with the employee. A consensus also was reached that an employer should recognize and measure an asset based on the nature and substance of the collateral assignment split-dollar life insurance arrangement. The consensuses are effective for fiscal years beginning after December 15, 2007, including interim periods within those fiscal years, with early application permitted. The Company is evaluating the effect that EITF 06-10 will have on its consolidated financial statements when implemented.

In February 2007, the FASB issued FSP No. FAS 158-1, "Conforming Amendments to the Illustrations in FASB Statements No. 87, No. 88 and No. 106 and to the Related Staff Implementation Guides." This FSP provides conforming amendments to the illustrations in SFAS 87, 88, and 106 and to related staff implementation guides as a result of the issuance of SFAS 158. The conforming amendments made by this FSP are effective as of the effective dates of SFAS 158. The unaffected guidance that this FSP codifies into SFAS 87, 88, and 106 does not contain new requirements and therefore does not require a separate effective date or transition method. The Company does not expect the implementation of FSP No. FAS 158-1 to have a material impact on its consolidated financial statements.

In November 2007, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 109, "Written Loan Commitments Recorded at Fair Value Through Earnings" (SAB 109). SAB 109 expresses the current view of the staff that the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. SEC registrants are expected to apply the views in Question 1 of SAB 109 on a prospective basis to derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. The Company does not expect the implementation of SAB 109 to have a material impact on its consolidated financial statements.

Note 2. Securities

The amortized cost and fair value of securities available for sale, with gross unrealized gains and losses, follows:

	December 31, 2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
U.S. Government and federal agency	$ 16,431,344	$ 1,159	$ (52,581)	$ 16,379,922
State and municipal	15,114,081	74,943	(46,562)	15,142,462
Mortgage-backed	13,513,415	60,968	(110,240)	13,464,143
Corporate	3,503,982	- -	(38,223)	3,465,759
	$ 48,562,822	$ 137,070	$ (247,606)	$ 48,452,286

	December 31, 2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
U.S. Government and federal agency	$ 21,876,617	$ 77	$ (525,241)	$ 21,351,453
State and municipal	15,353,328	66,433	(136,104)	15,283,657
Mortgage-backed	11,087,604	22,439	(125,152)	10,984,891
Corporate	3,565,404	- -	(107,705)	3,457,699
	$ 51,882,953	$ 88,949	$ (894,202)	$ 51,077,700

The amortized cost and fair value of securities available for sale by contractual maturity at December 31, 2007 follows. Maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid without any penalties.

	Amortized Cost	Fair Value
Maturing within one year	$ 8,025,847	$ 7,987,805
Maturing after one year through five years	17,525,715	17,507,712
Maturing after five years through ten years	5,717,974	5,725,369
Maturing after ten years	3,779,871	3,767,257
Mortgage-backed securities	13,513,415	13,464,143
	$ 48,562,822	$ 48,452,286

Information pertaining to securities with gross unrealized losses at December 31, 2007 and 2006, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

	Less than 12 Months		12 Months or More	
2007	Fair Value	Unrealized (Loss)	Fair Value	Unrealized (Loss)
	(In Thousands)			
U.S. Government and federal agency	$ --	$ --	$ 12,950	$ (53)
State and municipal	2,024	(11)	3,266	(36)
Mortgage-backed	4,470	(55)	4,164	(55)
Corporate	--	--	3,466	(38)
Total temporarily impaired securities	$ 6,494	$ (66)	$ 23,846	$ (182)

	Less than 12 Months		12 Months or More	
2006	Fair Value	Unrealized (Loss)	Fair Value	Unrealized (Loss)
	(In Thousands)			
U.S. Government and federal agency	$ 1,693	$ (1)	$ 18,908	$ (524)
State and municipal	773	--	6,818	(136)
Mortgage-backed	4,189	(14)	4,395	(111)
Corporate	--	--	3,458	(108)
Total temporarily impaired securities	$ 6,655	$ (15)	$ 33,579	$ (879)

The unrealized losses in the investment portfolio as of December 31, 2007 are considered temporary and are a result of general market fluctuations that occur daily. The unrealized losses are from 48 securities that are all of investment grade, backed by insurance, U.S. government agency guarantees, or the full faith and credit of local municipalities throughout the United States. Market prices change daily and are affected by conditions beyond the control of the Company. Investment decisions are made by the management group of the Company and reflect the overall liquidity and strategic asset/liability objectives of the Company. Management analyzes the securities portfolio frequently and manages the portfolio to provide an overall positive impact to the Company's income statement and balance sheet. As management has the ability and intent to hold debt securities for the foreseeable future, no declines are deemed to be other than temporary.

Securities having carrying values of $18,434,955 and $11,674,871 at December 31, 2007 and 2006, respectively, were pledged to secure public deposits and for other purposes required by law.

For the year ended December 31, 2007, proceeds from the sales and calls of securities amounted to $1,000,000. For the year ended December 31, 2005 proceeds from sales and calls of securities amounted to $808,000. There were no sales or calls in 2006. There were no gross realized gains or losses for the years ended December 31, 2007, 2006, and 2005.

Note 3. Loans

A summary of the balances of loans follows:

	December 31	
	2007	2006
	(In Thousands)	
Mortgage loan on real estate:		
Commercial	$ 53,362	$ 48,358
Residential 1-4 family	96,831	95,601
Construction	18,697	17,510
Commercial	23,643	20,324
Consumer Installment	18,798	18,376
Total loans	$ 211,331	$ 200,169
Less: allowance for loan losses	1,950	1,935
Loans, net	$ 209,381	$ 198,234

Note 4. Allowance for Loan Losses

An analysis of the allowance for loan losses follows:

	Years Ended December 31		
	2007	2006	2005
		(In Thousands)	
Balance, beginning	$ 1,935	$ 1,954	$ 2,740
Provision for (Recovery of) loan losses	(238)	(316)	208
Loans charged off	(131)	(155)	(1,387)
Recoveries of loans previously charged off	384	452	393
Balance, ending	$ 1,950	$ 1,935	$ 1,954

A summary of information pertaining to impaired loans follows:

	Years Ended December 31		
	2007	2006	2005
		(In Thousands)	
Impaired loans with a valuation allowance	$ 1,319	$ 1,906	$ 1,366
Impaired loans without a valuation allowance	182	--	--
Total impaired loans	$ 1,501	$ 1,906	$ 1,366
Valuation allowance related impaired loans	$ 305	$ 348	$ 306
Average investment in impaired loans	$ 1,442	$ 2,200	$ 1,421
Interest income recognized	$ 79	$ 91	$ --

Nonaccrual loans excluded from the impairment disclosure above under SFAS No. 114 totaled $598,268, $35,862, and $329,041 at December 31, 2007, 2006 and 2005, respectively. Income on nonaccrual and impaired loans under the original terms would have been approximately $152,993, $198,073, and $145,418 for 2007, 2006 and 2005, respectively.

Note 5. Premises and Equipment

A summary of the cost and accumulated depreciation of premises and equipment follows:

	December 31	
	2007	2006
	(In Thousands)	
Land	$ 1,753	$ 1,753
Buildings	7,517	7,249
Furniture, fixtures and equipment	4,313	3,986
Construction in progress	--	201
	$ 13,583	$ 13,189
Accumulated depreciation	(5,821)	(5,156)
	$ 7,762	$ 8,033

Depreciation expense for the years ended December 31, 2007, 2006 and 2005 totaled $690,196, $648,791, and $742,517, respectively.

All branch locations are owned by the bank except the Chesterfield branch and the Midlothian loan production office. The Chesterfield branch is under a lease agreement for five years renewable for five additional terms of five years each. The original lease term is scheduled to end April 30, 2009. The Midlothian office is under a lease agreement for one year renewable for additional terms of one year each. The lease term is scheduled to end September 30, 2008. Both leases are classified as operating leases. Pursuant to the terms of lease agreements pertaining to bank premises, future minimum rent commitments are as follows:

2008	47,696
2009	14,393
	$ 62,089

Note 6. Deposits

The aggregate amounts of time deposits in denominations of $100,000 or more at December 31, 2007 and 2006 were $53,043,695 and $47,638,970, respectively.

At December 31, 2007, the scheduled maturities of time deposits are as follows:

	(In thousands)
2008	$ 94,611
2009	18,887
2010	5,948
2011	8,955
2012	8,036
	$ 136,437

At December 31, 2007 and 2006, overdraft demand deposits reclassified to loans totaled $239,454 and $96,135, respectively.

Note 7. Short Term Borrowings

Short term borrowings include customer deposit balances that are invested overnight into an investment sweeps product. The balances held in this deposit-alternative investment vehicle are not insured by the FDIC; however, the Company pledges U.S. government securities for the balances held in these accounts.

The Company also has available lines of credit with several correspondent banks totaling $55,548,898. No amounts were drawn at December 31, 2007 or 2006.

Note 8. Income Taxes

The Company files income tax returns in the U.S. federal jurisdiction and the Commonwealth of Virginia. With few exceptions, the Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years prior to 2004.

The Company adopted the provisions of FIN 48, "*Accounting for Uncertainty in Income Taxes*", on January 1, 2007 with no impact on the financial statements.

Allocation of income tax expense between current and deferred portions is as follows:

	Years Ended December 31		
	2007	2006	2005
Current tax expense	$ 1,322,235	$ 1,226,148	$ 870,581
Deferred tax expense	44,386	90,461	189,763
	$ 1,366,621	$ 1,316,609	$ 1,060,344

The reasons for the differences between the statutory federal income tax rate and the effective tax rates are summarized as follows:

	Years Ended December 31		
	2007	2006	2005
Computed "expected" tax expense	$ 1,619,031	$ 1,592,379	$ 1,415,394
Tax-exempt income	(252,631)	(259,285)	(286,158)
Other, net	221	(16,485)	(68,892)
	$ 1,366,621	$ 1,316,609	$ 1,060,344

The components of the net deferred tax asset, included in other assets, are as follows:

	December 31	
	2007	2006
Deferred tax assets:		
Allowance for loan losses	$ 221,973	$ 303,058
Nonaccrual loan interest	36,924	53,916
Intangible assets	16,012	5,891
Accrued pension	26,916	75,683
Net unrealized loss on securities available for sale	37,582	273,786
Deferred tax assets	$ 339,407	$ 712,334
Deferred tax liabilities:		
Deferred loan fees	$ 162,350	$ 150,425
Depreciation	126,417	178,444
Prepaid pension	-	-
Discount accretion on securities	14,061	12,203
Deferred tax liabilities	$ 302,828	$ 341,072
Net deferred tax assets	$ 36,579	$ 371,262

Note 9. Employee Benefit Plans

The Company offers a number of benefit plans to its employees. Among them are a 401(k) plan and a defined benefit plan, which are described below:

401(k) Plan

The Company offers a 401(k) plan for the benefit of all employees who have attained the age of 18 and completed three months of continuous service. The plan allows participating employees to contribute amounts up to the limits set by the Internal Revenue Service and permits the Company to make discretionary contributions to the plan in such amounts as the Board of Directors may determine to be appropriate. The Company presently makes matching contributions equal to 50% of the first six percent of an employee's compensation contributed to the plan. Contributions made to the plan by the Company for the years ended December 31, 2007, 2006, and 2005, were $70,028, $66,875, and $60,810, respectively.

Defined Benefit Pension Plan

The Company has a defined benefit pension plan covering all employees who meet eligibility requirements. To be eligible, an employee must be 20.5 years of age and have completed six months of eligibility service. The plan provides benefits based on the participant's years of service and five year average final compensation. At a minimum, our funding policy is to make annual contributions as permitted or required by regulations. For the twelve months ended December 31, 2007, the Company made cash contributions totaling $224,155. The bank made a one-time additional cash contribution of $250,000 to the plan in 2006. Contributions for the twelve months ended December 31, 2006 and 2005 were $489,819 and $259,714, respectively.

Additional information regarding the Company's pension benefits plan is presented below in accordance with SFAS 158 for 2007 and 2006. Previous year information for 2005 is presented in accordance with the previous FASB Statements. The measurement date used for the pension disclosure is September 30 for all years presented.

	2007	2006	2005
Change in Benefit Obligation			
Benefit obligation, beginning	$ 3,780,265	$ 3,431,501	$ 2,926,291
Service cost	307,566	297,905	270,118
Interest cost	225,920	205,196	182,171
Actuarial (gain) loss	(123,757)	(60,027)	110,172
Benefits paid	(404,498)	(94,310)	(57,251)
Benefit obligation, ending	$ 3,785,496	$ 3,780,265	$ 3,431,501
Change in Plan Assets			
Fair value of plan assets, beginning	$ 3,557,670	$ 2,950,097	$ 2,481,408
Actual return on plan assets	329,005	212,064	266,226
Employer contributions	224,155	489,819	259,714
Benefits paid	(404,498)	(94,310)	(57,251)
Fair value of plan assets, ending	$ 3,706,332	$ 3,557,670	$ 2,950,097
Funded Status at the end of year	$ (79,164)	$ (222,595)	$ (481,404)
Funded Status			
Unrecognized net actuarial loss	N/A	N/A	$ 2,184,160
Unrecognized prior service cost	N/A	N/A	$ (1,647,910)
(Accrued)/prepaid benefit cost recognized in the consolidated balance sheets	$ (79,164)	$ (222,595)	$ 54,846
Amounts Recognized in the Consolidated Balance Sheets			
Prepaid benefit cost	$ --	$ --	$ 54,846
Accrued benefit liability	$ (79,164)	$ (222,595)	N/A
Amounts Recognized in Accumulated Other Comprehensive (Income)/Loss			
Net actuarial loss	$ 1,802,489	$ 2,058,520	N/A
Prior service cost	$ (1,454,038)	$ (1,550,974)	N/A
Deferred taxes	$ (118,473)	$ (172,565)	
Net amount recognized	$ 229,978	$ 334,981	N/A

The accumulated benefit obligation for the defined benefit pension plan was $3,067,402, $3,210,155 and $2,982,863 at December 31, 2007, 2006 and 2005, respectively.

	Years Ended December 31		
	2007	2006	2005
Components of Net Periodic Benefit Cost			
Service cost	$ 307,566	$ 297,905	$ 270,118
Interest cost	225,920	205,196	182,171
Expected return on plan assets	(280,756)	(234,118)	(196,097)
Amortization of prior service cost	(96,936)	(96,936)	(96,936)
Recognized net actuarial (gain)/loss	84,025	87,667	92,574
Net periodic benefit cost	$ 239,819	$ 259,714	$ 251,830
Other Changes in Plan Assets and Benefit Obligations Recognized in Accumulated Other Comprehensive Income (Loss)			
Net actuarial (gain)/ loss	$ (256,031)	$ 2,058,520	N/A
Prior service cost	--	(1,550,974)	N/A
Amortization of prior service cost	96,936	--	N/A
Total recognized in accumulated other comprehensive loss	$ (159,095)	$ 507,546	N/A
Total Recognized in Net Pension Benefit Cost and Accumulated Other Comprehensive Loss	$ 80,724	$ 767,260	$ 251,830

The weighted-average assumptions used in the measurement of the Company's benefit obligation are shown in the following table:

	2007	2006	2005
Discount rate	6.25%	6.00%	6.00%
Expected return on plan assets	8.50%	8.50%	8.50%
Rate of compensation increase	5.00%	5.00%	5.00%

The weighted-average assumptions used in the measurement of the Company's net periodic benefit cost are shown in the following table:

	2007	2006	2005
Discount rate	6.00%	6.00%	6.25%
Expected return on plan assets	8.50%	8.50%	8.50%
Rate of compensation increase	5.00%	5.00%	5.00%

Long-Term Rate of Return

The plan sponsor selects the expected long-term rate-of-return-on-assets assumption in consultation with its investment advisors and actuary. This rate is intended to reflect the average rate of earnings expected to be earned on the funds invested or to be invested to provide plan benefits. Historical performance is reviewed, especially with respect to real rates of return (net of inflation), for the major asset classes held or anticipated to be held by the trust and for the trust itself. Undue weight is not given to recent experience that may not continue over the measurement period with higher significance placed on current forecasts of future long-term economic conditions.

Because assets are held in a qualified trust, anticipated returns are not reduced for taxes. Further, solely for this purpose, the plan is assumed to continue in force and not terminate during the period during which assets are invested. However, consideration is given to the potential impact of current and future investment policy, cash flow into and out of the trust, and expenses (both investment and non-investment) are typically paid from plan assets (to the extent such expenses are not explicitly estimated within periodic cost).

Asset Allocation

The pension plan's weighted-average asset allocations at September 30, 2007 and 2006, by asset category are as follows:

	Plan Assets at September 30	
	2007	2006
Asset Category		
Mutual funds - fixed income	46%	40%
Mutual funds - equity	49%	47%
Other	5%	13%
Total	100%	100%

The trust fund is sufficiently diversified to maintain a reasonable level of risk without imprudently sacrificing return with a targeted asset allocation of 50% fixed income and 50% equities. The investment manager selects investment fund managers with demonstrated experience and expertise and funds with demonstrated historical performance for the implementation of the plan's investment strategy. The investment manager will consider both actively and passively managed investment strategies and will allocate funds across the asset classes to develop an efficient investment structure.

It is the responsibility of the trustee to administer the investments of the trust within reasonable costs, being careful to avoid sacrificing quality. These costs include, but are not limited to, management and custodial fees, consulting fees, transaction costs and other administrative costs chargeable to the trust.

The Company expects to contribute $250,000 to its pension plan in 2008.

Estimated future benefit payments, which reflect expected future service as appropriate, are as follows:

2008	$ 30,894
2009	45,279
2010	50,283
2011	95,222
2012	97,627
2013-2017	724,787
	$ 1,044,092

Note 10. Related Party Transactions

In the ordinary course of business, the Company has granted loans to principal officers and directors and their affiliates amounting to $2,029,000 and $387,000 at December 31, 2007 and 2006, respectively. During the year ended December 31, 2007, total principal additions were $1,816,000 and total principal payments and charges were $174,000. For the year ended December 31, 2007, total deposits for principal officers and directors and their affiliates amounted to $4,158,000.00.

Note 11. Other Expenses

The principal components of other expenses in the statements of income are:

	2007	2006	2005
Accounting and Audit fees	$ 168,755	$ 193,600	$ 159,731
ATM expense	248,930	178,974	144,861
Bank franchise tax	207,224	198,004	192,641
Consulting fees	10,138	17,832	49,246
Directors fees	118,150	115,175	124,000
Data processing services	227,728	182,907	176,260
Internet banking expense	117,609	103,930	71,871
Legal fees	31,937	41,264	99,966
Marketing	105,157	119,347	116,070
Software	136,770	146,469	129,293
Stationery and supplies	167,961	183,020	178,645
Telephone	92,749	108,761	116,349
Other (includes no items in excess of 1% of total revenues)	789,527	885,939	716,395
	$ 2,422,635	$ 2,475,222	$ 2,275,328

Note 12. Off-Balance Sheet Activities

The Company is a party to credit related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and commercial letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets.

The Company's exposure to credit loss is represented by the contractual amount of these commitments. The Company follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

At December 31, 2007 and 2006, the following financial instruments were outstanding whose contract amounts represent credit risk:

	2007	2006
	(In Thousands)	
Commitments to extend credit	$ 30,917	$ 39,240
Standby letters of credit	1,539	977

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Company, is based on management's credit evaluation of the customer.

Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit are uncollateralized and usually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Company is committed.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank generally holds collateral supporting those commitments if deemed necessary.

Note 13. Restrictions on Cash and Due From Banks

The Federal Reserve Bank requires banks to maintain cash reserves against certain categories of deposit liabilities. At December 31, 2007, the aggregate amount of daily average required reserves was approximately $193,000. The Bank is also required to maintain certain required reserve balances with a correspondent bank.

Note 14. Concentration of Credit Risk

The Company has a diversified loan portfolio consisting of commercial, real estate and consumer (installment) loans. Substantially all of the Company's customers are residents or operate business ventures in its market area consisting of Nottoway, Amelia, Prince Edward, Chesterfield and adjacent counties. Therefore, a substantial portion of its debtors' ability to honor their contracts and the Company's ability to realize the value of any underlying collateral, if needed, is influenced by the economic conditions in this market area.

The Company maintains a portion of its cash balances with several financial institutions located in its market area. Accounts at each institution are secured by the Federal Deposit Insurance Corporation up to $100,000. Uninsured balances were approximately $6,392,910 at December 31, 2007.

Note 15. Restriction on Dividends

The Bank is subject to certain restrictions on the amount of dividends it may pay without prior regulatory approval. The Bank normally restricts dividends to a lesser amount. At December 31, 2007, retained earnings of approximately $5,664,489 were available for the payment of dividends without prior regulatory approval.

Note 16. Minimum Regulatory Capital Requirements

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, that as of December 31, 2007 and 2006, the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2007, the most recent notification from the Federal Reserve Bank categorized the Bank as well capitalized under the framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Company's and the Bank's actual capital amounts and ratios as of December 31, 2007 and 2006 are presented in the table below:

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Amount in Thousands)			
As of December 31, 2007:						
Total Capital to Risk Weighted Assets						
Consolidated	$ 39,587	19.9%	$ 15,886	8.0%	N/A	
Bank	$ 32,248	16.4%	$ 15,753	8.0%	$ 19,691	10.0%
Tier 1 Capital to Risk Weighted Assets						
Consolidated	$ 37,637	19.0%	$ 7,943	4.0%	N/A	
Bank	$ 30,298	15.4%	$ 7,876	4.0%	$ 11,815	6.0%
Tier 1 Capital to Average Assets						
Consolidated	$ 37,637	12.9%	$ 11,649	4.0%	N/A	
Bank	$ 30,298	10.6%	$ 11,392	4.0%	$ 14,240	5.0%
As of December 31, 2006:						
Total Capital to Risk Weighted Assets						
Consolidated	$ 37,188	20.2%	$ 14,738	8.0%	N/A	
Bank	$ 30,287	16.5%	$ 14,648	8.0%	$ 18,310	10.0%
Tier 1 Capital to Risk Weighted Assets						
Consolidated	$ 35,253	19.1%	$ 7,369	4.0%	N/A	
Bank	$ 28,352	15.5%	$ 7,324	4.0%	$ 10,986	6.0%
Tier 1 Capital to Average Assets						
Consolidated	$ 35,253	12.6%	$ 11,206	4.0%	N/A	
Bank	$ 28,352	10.4%	$ 10,961	4.0%	$ 13,701	5.0%

Note 17. Fair Value of Financial Instruments and Interest Rate Risk

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

The Company in estimating fair value disclosures for financial instruments used the following methods and assumptions:

Cash and cash equivalents: The carrying amounts of cash and short-term instruments approximate fair values.

Securities: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Restricted securities: The carrying value of restricted stock approximates fair value based on the redemption provisions of the respective entity.

Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans (e.g., one-to-four family residential) and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for other loans (e.g., commercial real estate and investment property mortgage loans, commercial and industrial loans) are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Deposits: The fair values disclosed for demand deposits (e.g., interest and non-interest checking, passbook savings, and certain types of money market accounts) are, by definition, equal to the amounts payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short term borrowings: The carrying amounts of federal funds purchased and other short term borrowings maturing within 90 days approximate their fair values.

Accrued interest: The carrying amounts of accrued interest approximate fair value.

Off-balance-sheet instruments: Fair values for off-balance-sheet, credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. At December 31, 2007 and 2006, the fair value of loan commitments and standby letters of credit was deemed to be immaterial.

The estimated fair values, and related carrying or notional amounts, of the Company's financial instruments are as follows:

	December 31, 2007		December 31, 2006	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in Thousands)			
Financial assets:				
Cash and cash equivalents	$ 14,115	$ 14,115	$ 13,084	$ 13,084
Securities available for sale	48,452	48,452	51,078	51,078
Restricted securities	631	631	632	632
Loans, net	209,381	207,632	198,234	198,004
Accrued interest receivable	1,857	157	1,820	1,820
Financial liabilities:				
Deposits	$ 243,007	$ 241,104	$ 239,343	$ 238,223
Short term borrowings	7,324	7,324	4,368	4,368
Accrued interest payable	1,540	1,540	1,374	1,374

The Company assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Company's financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Company. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Company's overall interest rate risk.

Note 18. Condensed Parent Company Financial Statements

The following parent company accounting policies should be read in conjunction with the related condensed balance sheets, statements of income, and statements of cash flows.

The investment in subsidiary is accounted for using the equity method of accounting. The parent company and its subsidiary file a consolidated federal income tax return. The subsidiary's individual tax provision and liability are stated as if it filed a separate return and any benefits or detriments of filing the consolidated tax return are absorbed by the parent company.

The parent company's principal asset is its investment in its wholly-owned subsidiary. Dividends from the subsidiary are the primary source of funds for the parent company. The payment of dividends by the subsidiary is restricted by various statutory limitations. Banking regulations also prohibit extensions of credit by the Bank to the parent company unless appropriately secured by assets.

Condensed Parent Company Financials

Balance Sheets
December 31, 2007 and 2006

Assets	2007	2006
Cash	$ 1,091,737	$ 2,068,590
Investment in subsidiary	30,018,457	27,538,565
Securities available for sale at fair market value	6,492,499	5,893,776
Other assets	174,083	138,261
Total assets	$ 37,776,776	$ 35,639,192
Liabilities and Stockholders' Equity		
Other liabilities	$ 446,238	$ 581,887
Stockholders' equity	37,330,538	35,057,305
Total liabilities and stockholders' equity	$ 37,776,776	$ 35,639,192

Statements of Income
For the Years Ended December 31, 2007, 2006 and 2005

	2007	2006	2005
Dividends from subsidiary	$ 1,500,000	$ 1,500,000	$ 1,500,000
Interest income on investments	213,892	188,261	165,317
Total Interest Income	1,713,892	1,688,261	1,665,317
Noninterest income	--	40,016	--
Total income	$ 1,713,892	$ 1,728,277	$ 1,665,317
Noninterest expense - other	$ 326,941	$ 338,854	$ 460,421
Income before income taxes	$ 1,386,951	$ 1,389,423	$ 1,204,896
Allocated income tax benefit	61,598	52,474	104,840
Income before equity in undistributed earnings of subsidiary	$ 1,448,549	$ 1,441,897	$ 1,309,736
Equity in undistributed earnings of subsidiary	1,946,685	1,924,961	1,792,843
Net income	$ 3,395,234	$ 3,366,858	$ 3,102,579

Condensed Parent Company Financials

Statements of Cash Flows
For the Years Ended December 31, 2007, 2006 and 2005

	2007	2006	2005
Cash Flows from Operating Activities			
Net income	$ 3,395,234	$ 3,366,858	$ 3,102,579
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed earnings of subsidiary	(1,946,685)	(1,924,961)	(1,792,843)
Gain on sale of investment fund	- -	(40,016)	- -
Net accretion of securities	(1,018)	(1,894)	- -
Changes in other assets and liabilities:			
(Increase) decrease in other assets	(48,826)	334,158	460,898
Increase (decrease) in other liabilities	(135,649)	157,187	(71,316)
Net cash provided by operating activities	$ 1,263,056	$ 1,891,332	$ 1,699,318
Cash Flows from Investing Activities			
Purchases of securities	$ (1,847,347)	$ (1,267,632)	$ - -
Calls and prepayments of securities	1,292,956	137,736	208,303
Net cash provided by (used in) investing activities	$ (554,391)	$ (1,129,896)	$ 208,303
Cash Flows from Financing Activities			
Repurchase of common stock	$ (100,164)	$ - -	$ - -
Dividends paid	(1,585,354)	(1,684,122)	(1,464,446)
Net cash (used in) financing activities	$ (1,685,518)	$ (1,684,122)	$ (1,464,446)
Net increase (decrease) in cash and cash equivalents	$ (976,853)	$ (922,686)	$ 443,175
Cash and Cash Equivalents			
Beginning of year	2,068,590	2,991,276	2,548,101
End of year	$ 1,091,737	$ 2,068,590	$ 2,991,276

EXHIBIT INDEX

Exhibit No.	Description
3.1	Restated Articles of Incorporation of the Company (restated in electronic format only through June 10, 2004) (incorporated by reference to Exhibit 3.1 to the Company's Form 10-K, filed April 1, 2005).
3.2	Amended Bylaws of the Company, restated in electronic format as of June 28, 2006 (incorporated by reference to Exhibit 3.1 to the Company's Form 8-K, filed June 30, 2006).
10.1	Management Continuity Agreement dated as of May 2, 2005 between the Company and Ronald E. Baron (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K, filed May 13, 2005).
10.2	Management Continuity Agreement dated as of March 28, 2003 between the Company and Joseph D. Borgerding (incorporated by reference to Exhibit 10.2 to the Company's Form 10-K, filed April 5, 2006).
10.3	Amendment to Management Continuity Agreement between the Company and Joseph D. Borgerding, dated April 26, 2006 (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q, filed August 14, 2006).
21.1	Subsidiary of the Company (filed herewith).
31.1	Certification of Principal Executive Officer and Principal Financial Officer Pursuant to Rule 13a-14(a) (filed herewith).
32.1	Statement of Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. §1350 (filed herewith).

Exhibit 31.1

CERTIFICATION

I, Joseph D. Borgerding, certify that:

1. I have reviewed this annual report on Form 10-K of Citizens Bancorp of Virginia, Inc. for the year ended December 31, 2007;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 25, 2008

Joseph D. Borgerding
Principal Executive Officer

Exhibit 31.2

CERTIFICATION

I, Ronald E. Baron, certify that:

1. I have reviewed this annual report on Form 10-K of Citizens Bancorp of Virginia, Inc. for the year ended December 31, 2007;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 25, 2008

Ronald E. Baron
Principal Financial Officer

Exhibit 32.1

STATEMENT OF PRINCIPAL EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. § 1350

In connection with the Annual Report on Form 10-K for the period ended December 31, 2007 (the "Form 10-K") of Citizens Bancorp of Virginia, Inc. (the "Company"), I, Joseph D. Borgerding, principal executive officer of the Company, hereby certify pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(a) the Form 10-K fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended; and

(b) the information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company as of and for the periods presented in the Form 10-K.

By: Date: March 25, 2008

Joseph D. Borgerding
Principal Executive Officer

Exhibit 32.2

STATEMENT OF PRINCIPAL FINANCIAL OFFICER PURSUANT TO 18 U.S.C. § 1350

In connection with the Annual Report on Form 10-K for the period ended December 31, 2007 (the "Form 10-K") of Citizens Bancorp of Virginia, Inc. (the "Company"), I, Ronald E. Baron, principal financial officer of the Company, hereby certify pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(a) the Form 10-K fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended; and

(b) the information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company as of and for the periods presented in the Form 10-K.

By: Date: March 25, 2008

Ronald E. Baron
Principal Financial Officer

Valued Employees of Citizens Bank and Trust Company

30 + Years of Service

Joyce C. Hawkins	Indirect Lender Assistant	Blackstone Main Office
Janice P. Jones	Vice President/Risk Manager	Blackstone Main Office
Rhonda W. Kincer	Vice President/ Operations & Security Officer	Blackstone Main Office
Lynn K. Shekleton*	Senior Vice President/Human Resources & Branch Administration	Blackstone Main Office
James M. Snead	Vice President/Small Business & Retail Lender	Blackstone Main Office

20 to 29 Years of Service

Mary H. Bishop	Assistant Vice President/ Loan Services Manager & Mortgage Underwriter	Blackstone Main Office
Tammy B. Blevins	Banking Officer/Operations Manager	Crewe Office
Sue C. Cobbs	Customer Service Representative	Blackstone Main Office
Janet W. Eanes	Computer/Proof Operator	Blackstone Main Office
Theresa W. Hardaway	BSA/AML Support Specialist	Blackstone Main Office
Alice M. Hurte	Customer Service Representative	Crewe Office
Judith C. Miracle	Bookkeeper	Blackstone Main Office
Rebecca J. Redford	Banking Officer/Operations Manager	Burkeville Office
Tamra M. Reekes	Assistant Vice President Corporate Secretary/BSA Coordinator	Blackstone Main Office
Mildred C. Shepard	Computer/Proof Operator	Blackstone Main Office
Connie H. Wilkinson	Banking Officer/Bookkeeping Supervisor	Blackstone Main Office
Patricia P. Williamson	Bookkeeper	Blackstone Main Office

10 to 19 Years of Service

Sally C. Beale	ATM Coordinator	Blackstone Main Office
Ellis G. Corley	Courier	Blackstone Main Office
Becky L. Covington	ATM Coordinator Assistant	Blackstone Main Office
Cathy R. Dews	ACH Coordinator	Blackstone Main Office
Joyce M. Dooley	Head Teller	Blackstone Drive-In
Wanda P. Fore	Risk Management Specialist	Blackstone Main Office
Robin E. Gough	Assistant Vice President/Branch Manager	Amelia Office
Barbara W. Harver	Customer Service Representative	Amelia Office
Rhonda L. Hodge	Loan Processor	Blackstone Main Office
Charles R. Houchins, III	Vice President/Indirect Lender	Blackstone Main Office
Dianne H. Hudson	Human Resources Generalist	Blackstone Main Office
Dottie L. Jones	Banking Officer/Senior Loan Processor	Blackstone Main Office
Barbara W. Maitland	Loan Support Specialist	Blackstone Main Office
Marva Moseley	Head Teller	Farmville West Office
Nancy Blair Myers	Loan Support Supervisor	Blackstone Main Office
Kelly W. Norton	Loan Processor	Blackstone Main Office
Kimberly D. Queen	Computer/Proof Operator	Blackstone Main Office
Mary E. Rhodes	Teller	Amelia Office
Melissa M. Roberts	Head Teller	Crewe Office
Gloria F. Robertson	Assistant Vice President/Branch Manager	Blackstone Shopping Center
Lisa H. Whitehead	Banking Officer/Accounting Manager	Blackstone Main Office

** Denotes Officer of Citizens Bancorp of Virginia, Inc. and Citizens Bank and Trust Company.*

Valued Employees of Citizens Bank and Trust Company

5 to 9 Years of Service

Dana H. Abernathy	Head Teller	Farmville South Office
Wanda Adams	Teller	Farmville West Office
Sandra N. Asal	Banking Officer/Operations Manager	Farmville South Office
Nicole A. Clark	Online Banking/Public Relations/Marketing Coordinator	Blackstone Main Office
Robert H. Davis, III	Assistant Vice President/Network & Information Systems	Blackstone Main Office
Ginger P. Ferguson	Operations Manager	Amelia Office
Melissa B. Hart	Facilities Manager	Blackstone Main Office
Tracey L. Higgins	Loan Quality Control Specialist	Blackstone Main Office
Beverly H. Hite	Loan Processor	Blackstone Main Office
Tonia W. Knight	Teller	Blackstone Drive-In
Sandra E. Leonard	Teller	Crewe Office
Kathy M. Ranson	Teller	Farmville South Office
Tina M. Wyatt	Teller	Crewe Office

≤ than 5 Years of Service

Anessa S. Acors	Loan Processor	Blackstone Main Office
Rhonda E. Arnold	Assistant Vice President/Branch Manager	Farmville South Office
Lindsay D. Bain	Head Teller	Colonial Heights Office
Kristina R. Barlow	Teller	Blackstone Shopping Center
Ronald E. Baron*	Senior Vice President/Chief Financial Officer	Blackstone Main Office
Kay F. Baughan	Assistant Vice President/Branch Manager	Crewe & Burkeville Offices
John E. Beale	Credit Analyst	Blackstone Main Office
Lisa E. Biggers	Branch Manager	Farmville West Office
Joseph D. Borgerding*	President and Chief Executive Officer	Blackstone Main Office
Joni S. Bowman	Floating Teller	Colonial Heights Office
Kimberly A. Broughton	Small Business & Retail Lender	Blackstone Main Office
Ann S. Butler	Financial Analysis & Internal Controls Manager	Blackstone Main Office
Margaret A. Cooke	Teller	Colonial Heights Office
April S. Cottrell	Teller	Farmville South Office
Timothy S. Davis	Risk Management Specialist	Blackstone Main Office
Conchedra S. Dickerson	Teller	Amelia Office
Michelle M. Farley	Loan & Branch Operations Support Specialist	Burkeville Office
Joellen R. Franklin	Customer Service Representative	Farmville South Office
Michelle M. Fulford	Mortgage Loan Originator	Farmville South Office
Sarah L. Fussell	Teller	South Hill Office
Cetric A. Gayles	Vice President/Commercial Lender	Farmville South Office
Kimberly N. Gerner	Vice President/Branch Manager	Colonial Heights Office

* *Denotes Officer of Citizens Bancorp of Virginia, Inc. and Citizens Bank and Trust Company.*

Valued Employees of Citizens Bank and Trust Company

< than 5 Years of Service - continued

Sertear S. Green	Teller	Farmville West Office
Sandra C. Griffin	Head Teller	Blackstone Main Office
Shelley N. Grise	Customer Service Representative/Operations Manager	Colonial Heights Office
Maegen L. Hailey	Teller	Burkeville Office
Deborah M. Henley	Vice President/Commercial Lender	Midlothian Office
Sharon T. Huddleston	Customer Service Representative/Operations Manager	Farmville West Office
Lindsey N. Inge	Teller	Blackstone Main Office
Crystal M. Jennings	Head Teller	Burkeville Office
Linwood W. Jennings	Branch Manager	South Hill Office
TaMara J. Lafoon	Call Center Operator	Blackstone Main Office
Jennifer R. Lewis	Customer Service Representative	Blackstone Main Office
Christopher J. Lorraine	Head Teller	Chesterfield Office
Emily G. Lynn	Part Time Loan Support Clerk	Blackstone Main Office
Donna R. Marker	Teller	Amelia
Kristie Martin-Wallace	Assistant Vice President/Compliance/BSA/IS Officer	Blackstone Main Office
Dawn L. Mayton	Teller	Amelia Office
Darlene A. McElderry	Teller	Chesterfield Office
Shirley M. Mercier	Teller	Crewe Office
Brentley O. Morris	Teller	South Hill Office
Kimberly W. Morris	Customer Service Representative	South Hill Office
Aimee N. Parrish	Teller	Blackstone Drive-In
Doretha M. Pegram	Human Resource Assistant/Project Coordinator	Blackstone Main Office
James O. Phillips	Investment Counselor	Blackstone Main Office
Jason E. Powers	General Service Technician	Blackstone Main Office
J. Eric Roberts	Senior Vice President/ Credit Administration	Blackstone Main Office
Crystal A. Seamster	Teller	Blackstone Drive-In
P. Ward Shelton	Vice President/Commercial Lender	Chesterfield Office
Devin B. Simon	Staff Accountant	Blackstone Main Office
April L. Skipwith	Teller	Blackstone Shopping Center
Eric R. Stiles	Data Security & Systems Administrator	Blackstone Main Office
Diane B. Thackston	Head Teller	Blackstone Shopping Center
Susan K. Thomas	Teller	Blackstone Main Office
Jennifer L. Tobias	Teller	Farmville West Office
Linda S. Torrence	Assistant Vice President/Branch Manager	Chesterfield Office
Leslie Y. Tucker	Floating Teller	Burkeville Office
Carolyn H. Webster	Assistant Vice President/Branch Manager	Blackstone Main Office
Cynthia A. Wells	Customer Service Representative/Operations Manager	Chesterfield Office
Donna C. Wilborn	Teller	Crewe Office
Tammy L. Wright	Head Teller	South Hill Office

** Denotes Officer of Citizens Bancorp of Virginia, Inc. and Citizens Bank and Trust Company.*

Office Locations

Main Office
126 South Main Street
Blackstone, VA 23824
(434) 292-8100

Branch Offices – Automated Teller Machine (ATM) at each location

Amelia
9060 North Five Forks Road
Amelia, Virginia 23002
(804) 561-3939

Blackstone
101 North Main Street
Blackstone, Virginia 23824
(434) 292-8100

Blackstone Shopping Center
1575 South Main Street
Blackstone, Virginia 23824
(434) 292-7205

Burkeville
102 Second Street, Northeast
Burkeville, Virginia 23922
(434) 767-5534

Chesterfield
10001 Courtview Lane
Chesterfield, Virginia 23832
(804) 751-0909

Colonial Heights
497 Southpark Circle
Colonial Heights, VA 23834
(804) 520-1101

Crewe
210 Carter Street
Crewe, Virginia 23930
(434) 645-7125

Farmville
1517 West Third Street
Farmville, Virginia 23901
(434) 392-3078

Farmville
1712 South Main Street
Farmville, Virginia 23901
(434) 392-7633

South Hill
622 East Atlantic Street
South Hill, Virginia 23970
(434) 447-7718

Loan Production Office

Midlothian
201 Wylderose Commons, Suite 200A
Midlothian, VA 23113
(804) 379-6251

Corporate website: **www.cbtva.com**

Citizens 24-Hour Telephone Inquiry Service
Customers may access account information 24 hours a day, 7 days a week from a touch-tone telephone. Call (434) 292-1033 or 1-800-436-5899.

Citizens Bancorp of Virginia, Inc.

HEADQUARTERS:
126 South Main Street
Blackstone, VA 23824
PHONE: 434-292-8100 or 800-550-1873
FAX: 434-292-1906

www.cbtva.com

END